The Mellon Funds

Mellon Large Cap Stock Fund

Mellon Income Stock Fund

Mellon Mid Cap Stock Fund

Mellon Small Cap Stock Fund

Mellon International Fund

Mellon Emerging Markets Fund

Mellon Balanced Fund

SEMIANNUAL REPORT February 29, 2004


Mellon

Contents

The Funds

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

The Funds



LETTER FROM THE PRESIDENT

Dear Shareholder:

This semiannual report for The Mellon Funds covers the period from September 1, 2003, through February 29, 2004. On the following pages, you'll find important information on each fund's management during this period as well as discussions with each fund manager.

The stock market rally that began during the spring of 2003 remained in place through the end of the reporting period. With the U.S. and global economies on firmer footing, corporate spending and investment began to improve after several years of cost-cutting. Earnings reports generally contained more positive surprises than negative ones. Fixed-income yields have been volatile but are likely to remain at very low levels in the immediate future.

While we believe that the prospects for financial assets remain generally positive over the long term, investors should be prepared to weather day-to-day volatility in the broad markets. As always, we encourage you to talk with your portfolio manager regularly should you have any questions about your investments in The Mellon Funds, or any other matter relating to your relationship with Mellon.

Thank you for your continued confidence in Mellon.

Sincerely,

Lawrence P. Keblusek
President
The Mellon Funds
March 15, 2004



DISCUSSION OF FUND PERFORMANCE

Mellon Private Wealth Management Group's Equity Management Team, Portfolio Manager

How did Mellon Large Cap Stock Fund perform relative to its benchmark?

For the six-month period ended February 29, 2004, the fund's Class M shares produced a total return of 13.35% while its Investor shares produced a total return of 13.09%.[1] In comparison, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, was 14.59% for the same period.[2] In addition, the average total return of all funds in the Lipper Large Cap Core category was 12.49% for the reporting period.[3]

We attribute the fund's performance to broadly-based market strength, driven by greater U.S. economic growth and improving business fundamentals. While all market sectors posted gains, the market's highest returns were concentrated among smaller, relatively volatile stocks, many with little or no earnings and weak underlying fundamentals. The fund rose more modestly than its benchmark because our disciplined investment approach generally steers us away from such investments. However, the fund outperformed its Lipper category average due to successful stock selections in the energy, financials and producer goods sectors.

What is the fund's investment approach?

The fund seeks investment returns consisting of capital appreciation and income that are consistently superior to those of the S&P 500 Index. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

When selecting securities, we use a computer model to identify and rank stocks within an industry or sector, based on:

- *Value*, or how a stock is priced relative to its perceived intrinsic worth;
- *Growth*, in this case the sustainability or growth of earnings; and
- *Financial profile*, which measures the financial health of the company.

Next, a team of experienced analysts examines the fundamentals of the higher-ranked securities. The portfolio managers then decide which stocks to purchase and whether any current holdings should be sold.

We also attempt to manage the risks by diversifying across companies and industries. The fund is structured so that its sector weightings and risk characteristics are similar to those of the S&P 500 Index.

What other factors influenced the fund's performance?

Tight oil and gas supplies and rising industrial demand for energy in the recovering global economy drove commodity prices substantially higher during the reporting period. As a result, energy stocks fared particularly well. The energy sector generated stronger gains for the fund than for the benchmark due to good individual stock selections. Refinery consolidator Valero Energy was positioned to benefit from the imbalance between supply and demand. Other holdings, such as diversified producer Occidental Petroleum and oil service giant Halliburton, gained additional ground on the strength of management improvements and other company-specific developments.

Industrial demand for other commodities stimulated stock prices in the producer goods area. As in the energy group, the fund enhanced returns in the producer goods sector with strong individual stock selections, including industrial conglomerate Tyco International and metal mining companies Phelps Dodge and Freeport McMoran Copper & Gold. The fund outperformed the benchmark in the financial services area, where greater activity in the capital markets boosted brokerage holdings such as Lehman Brothers Holdings, while historically low interest rates favored the fund's investments in mortgage lender Countrywide Financial. Strong performers in other sectors included The Walt Disney Co., which benefited from rising earnings.

While every industry group contributed positively to the fund's returns, some of the fund's sectors trailed their respective performances in the benchmark. For example, in the telecommunications sector, the fund's returns were hindered by its lack of exposure to AT&T Wireless, which climbed on the strength of an acquisition offer by Cingular Wireless. In light of ongoing injury claims by smokers, the fund tended to avoid investments in most tobacco companies. However, tobacco stocks rose as concerns over the costs of litigation diminished. Finally, in the technology sector, large, well-established companies such as Dell and Microsoft rose only modestly during a time in which the market typically favored riskier, more volatile issues. Nonetheless, several of the fund's technology holdings, such as software developer Symantec and semiconductor maker Texas Instruments, produced strong returns during the reporting period.

What is the fund's current strategy?

We have been encouraged by steadily rising levels of economic growth, which we believe could continue to drive corporate earnings higher. In addition, during the last two months of the reporting period, we began to see greater market support for the kinds of high-quality companies in which the fund invests. In this environment, we have continued to maintain the fund's sector-neutral focus, employing our "bottom-up" stock selection process to identify companies that we believe are poised to benefit from rising capital spending and the continuing impact of tight energy supplies.

March 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects the monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

3 *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*



DISCUSSION OF FUND PERFORMANCE

D. Gary Richardson, Portfolio Manager

How did Mellon Income Stock Fund perform relative to its benchmark?

For the six-month period ended February 29, 2004, the fund's Class M shares produced a total return of 15.73%, and its Investor shares produced a total return of 15.56%.[1] In comparison, the Russell 1000 Value Index, the fund's benchmark, provided a total return of 17.53%, and the average total return of all funds reported in the Lipper Equity Income Funds category was 15.17% for the same period.[2,3]

We attribute the fund's performance to a broad-based stock market rally, which was fueled by stronger than expected U.S. economic growth and improving corporate earnings and revenues. While these conditions boosted stock prices in all of the benchmark's market sectors, the greatest gains were concentrated among relatively speculative issues producing little or no dividend income. The fund's returns were more modest than the benchmark's because it emphasizes dividend-yielding stocks. Nevertheless, strong individual stock selections in the services, energy, financials and producer goods sectors enabled the fund to outperform its Lipper category average.

What is the fund's investment approach?

The fund seeks to exceed the total return performance of the Russell 1000 Value Index over time. To pursue its goal, the fund normally invests at least 80% of its assets in stocks. The fund seeks to invest primarily in dividend-paying stocks. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. Because the fund seeks to invest primarily in dividend-paying stocks, it generally emphasizes stocks with value characteristics, although it may also purchase growth stocks.

When selecting securities, we use a computer model to identify and rank stocks within an industry or sector, based on:

- *Value*, or how a stock is priced relative to its perceived intrinsic worth;
- *Growth*, in this case the sustainability or growth of earnings; and
- *Financial profile*, which measures the financial health of the company.

Next, based on fundamental analysis, the investment adviser generally selects the most attractive of the higher-ranked securities. The portfolio manager then decides which stocks to purchase and whether any current holdings should be sold. We also attempt to manage the risks by diversifying broadly across companies and industries, limiting the potential adverse impact of any one stock or industry on the overall portfolio. In an attempt to earn higher yields, the fund may at times invest a higher percentage of assets than its benchmark in certain industry sectors.

What other factors influenced the fund's performance?

The U.S. economic recovery and stock market rally that began in early 2003 persisted throughout the reporting period, and the fund continued to benefit from our bottom-up stock selection process and broadly diversified approach to investing. The fund's top performers included a number of companies in the services sector, including publisher McGraw-Hill Cos., tax preparation service provider H&R Block and entertainment company The Walt Disney Co. All rose on the strength of better than expected earnings results, and Disney's stock price further benefited from a takeover offer from Comcast.

In the energy sector, rising industrial demand and constraints on refinery capacity generated strongly positive returns for well-managed, integrated energy providers with significant refinery operations such as Sunoco, ConocoPhillips and ChevronTexaco.

In the financial services area, the fund focused on investment services providers benefiting from increased levels of capital markets activity such as Lehman Brothers Holdings, Bear Sterns Cos. and Friedman Billings Ramsey Group. Other strong-performing financial holdings included several high-yielding real estate investment trusts (REITs), and FleetBoston Financial, a Northeast bank that received a takeover bid from another fund holding, Bank of America, during the reporting period. Finally, in the producer goods area, rising demand boosted chemical producers Monsanto Company and Ashland Inc., as well as auto parts producers such as Johnson Controls and Dana Automotive.

On the other hand, the fund's performance was held back by relatively weak returns in the tobacco and technology industries. The fund generally avoided tobacco stocks in light of ongoing litigation concerns, but tobacco stocks gained significant ground from the relatively depressed levels at which they began the reporting period. In technology, lower-priced stocks with weaker fundamentals tended to perform better than the higher-quality, dividend-paying technology stocks on which the fund focused. Individual stocks in other areas also held back the fund's performance, including pharmaceutical company Wyeth, which was hurt by litigation and product disappointments; Eastman Kodak, which underwent a major reorganization to emphasize digital photography; and Bank of America.

What is the fund's current strategy?

We are pleased by steadily rising levels of economic growth, and we recently have seen increasing market support for the kinds of higher-quality companies on which the fund focuses. While our underlying investment strategy remains unchanged, we currently are finding what we believe to be attractive investment opportunities among stocks with significant exposure to rising corporate capital spending and rising industrial demand for energy and commodities.

March 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index that measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

3 *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*



DISCUSSION OF FUND PERFORMANCE

Anthony J. Galise, Portfolio Manager

How did Mellon Mid Cap Stock Fund perform relative to its benchmark?

For the six-month period ended February 29, 2004, the fund produced total returns of 16.14% for its Class M shares, 16.01% for its Investor shares and 15.69% for its Dreyfus Premier shares.[1] In comparison, the Standard & Poor's MidCap 400 Index ("S&P 400 Index"), the fund's benchmark, produced a total return of 16.60% for the same period.[2]

We attribute the fund's performance to an economic recovery that created better business conditions for many midsize companies. The fund's returns lagged the benchmark, primarily because the market's strongest performers continued to be concentrated among smaller, lower-quality companies that did not meet our investment criteria. However, as the reporting period came to a close, we began to detect a possible shift in market leadership toward higher-quality stocks, and the fund's margin of underperformance narrowed.

What is the fund's investment approach?

The fund seeks investment returns consisting of capital appreciation and income that are consistently superior to those of the S&P 400 Index. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of midcap domestic companies, whose market capitalizations generally range between $1 billion and $8 billion at the time of purchase. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

When selecting securities, we use a computer model to identify and rank stocks within each industry or sector, based on:

- *Value*, or how a stock is priced relative to its perceived intrinsic worth;
- *Growth*, in this case the sustainability or growth of earnings; and
- *Financial profile,* which measures the financial health of the company.

Next, based on fundamental analysis, we generally select the most attractive of the higher-ranked securities, drawing on a variety of sources, including Wall Street research and company management. Finally, we use portfolio construction techniques to manage sector and industry risks. Our goal is to keep those risks at levels that are similar to those of the S&P 400 Index. For example, if the S&P 400 Index has a 10% weighting in a particular industry sector, about 10% of the fund's assets will also normally be invested in that sector.

What other factors influenced the fund's performance?

Midcap stocks generally produced higher returns than their large-cap counterparts during the reporting period, as historically low interest rates, the 2003 federal income tax cuts and rising corporate spending supported a rally among smaller stocks. However, the stocks that performed best continued to be relatively speculative, lower-quality companies that had been hurt more severely during the previous bear market. The fund did not participate fully in the market's rally because the fund's bottom-up stock selection process favors healthier companies with good growth prospects.

However, the fund offset a substantial portion of its underperformance with strong stock selections in the energy, producer goods and interest-sensitive market sectors. In the energy sector, oil and gas driller Petroleum Development Corporation and refiners Tesoro Petroleum, Valero Energy and Ashland Oil benefited from tight supplies and rising global demand for energy. Producers of the raw materials used in manufacturing saw greater demand and higher commodity prices, supporting the stocks of fund holdings such as scrap metal recycler Schnitzer Steel Industries and mining companies Freeport-McMoRan Copper & Gold and Inco Ltd. The fund's recent preference for investment firms over banks drove its returns in the financials sector, where investment banker Friedman Billings Ramsey Group and futures and commodities marketplace Chicago Mercantile Exchange capitalized on greater activity in the financial markets.

On the other hand, the fund received relatively disappointing results from some of its positions in the health care, media and technology sectors. Health benefits firm First Health Group produced lackluster returns despite strong earnings after suggesting that competitive pressures may constrain its 2004 results. Radio station owner Entercom Communications and programming distributor Westwood One suffered from softer than expected advertising sales. In the technology sector, the stock price of MEMC Electronic Materials was hurt by a secondary offering of its shares during the reporting period, while Qlogic declined after it cautioned analysts about potential weakness in its storage networking business.

What is the fund's current strategy?

As of the end of the reporting period, we have found a number of individual opportunities among producer goods stocks, leading to an overweighted position in the sector. Our bottom-up investment approach also has created a slight portfolio bias toward economically sensitive companies, such as brokerage firms that are expected to prosper amid greater market activity.

Toward the end of the reporting period, we began to see signs that investor attention may be shifting from the lower-quality stocks that typically have led the market during the early stages of economic recoveries, toward higher-quality stocks, which historically have tended to do better later in the economic cycle. Therefore, we believe that the fund remains well positioned for the long term.

March 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market.*



DISCUSSION OF FUND PERFORMANCE

Gene F. Cervi and Dwight Cowden, Portfolio Managers

How did Mellon Small Cap Stock Fund perform relative to its benchmark?

For the six-month period ended February 29, 2004, the fund's Class M shares produced a total return of 17.24%, and its Investor shares produced a total return of 17.05%.[1] In comparison, the fund's benchmark, the Standard & Poor's SmallCap 600 Index ("S&P 600 Index"), produced a total return of 16.82% for the same period.[2]

Small-cap stocks continued to benefit from a recovering U.S. economy and improving investor sentiment. The fund slightly outperformed the S&P 600 Index during the reporting period, primarily because our bottom-up stock selection process led us to a number of companies in some of the S&P 600 Index's better performing sectors, including the producer goods, homebuilding and consumer-related sectors.

What is the fund's investment approach?

The fund seeks investment returns consisting of capital appreciation and income that surpass those of the S&P 600 Index. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of small capitalization companies whose market capitalizations generally range between $100 million and $2 billion at the time of purchase. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

When selecting securities, we use a computer model to identify and rank stocks within an industry or sector, based on:

- *Value*, or how a stock is priced relative to its perceived intrinsic worth;
- *Growth*, which measures the sustainability and rate of growth of earnings; and
- *Financial profile*, which measures the financial health of the company.

Next, we examine the fundamentals of the higher-ranked securities. Using these insights, we select what we believe are the most attractive securities identified by the model. Finally, we use portfolio construction techniques to manage sector and industry risks. We attempt to keep those risks at levels that are similar to those of the S&P 600 Index. For example, if the S&P 600 Index has a 10% weighting in a particular sector, about 10% of the fund's assets will also normally be invested in that sector.

What other factors influenced the fund's performance?

Investors' appetite for risk, which had been low throughout the bear market from mid-2000 through early 2003, continued to expand during the reporting period along with the U.S. economic recovery. Corporations that previously had cut back on capital investment began to spend more freely, benefiting smaller companies that serve big businesses. At the same time, historically low interest rates and the 2003 federal tax cuts put cash in consumers' pockets. In this improving economic environment, small-cap stocks generally continued to produce higher returns than their large-cap and midcap counterparts.

Our bottom-up stock-selection process enabled the fund to participate fully in the small-cap market's advance. On average during the reporting period, our quantitative models and fundamental research identified a greater number of opportunities among smaller companies with more volatile stock prices. These types of companies continued to lead the small-cap market, supporting the fund's performance.

Producer goods stocks ranked among the reporting period's strongest performers. Metals technology company GrafTech International, scrap metal recycler Schnitzer Steel Industries and mining equipment producer Joy Global benefited from greater global demand for raw materials, especially in the U.S. and China.

The fund's interest-sensitive holdings also performed well. Lenders such as Commercial Capital Bancorp and IndyMac Bancorp benefited from rising loan volumes in the reporting period's low interest-rate environment.

Among consumer-oriented companies, the fund continued to receive strong results from retailer Dick's Sporting Goods, a stock the fund has owned since its initial public offering in late 2002. Dick's Sporting Goods has benefited from the addition of new stores during a time of industry consolidation. In addition, truck trailer manufacturer Wabash National benefited from stronger demand from transporters. We sold the fund's holdings of Wabash National during the reporting period after its price had appreciated.

On the other hand, the technology and services sectors detracted from the fund's performance relative to the S&P 600 Index. Disappointments included electronic displays manufacturer Planar Systems, which we sold after it announced lower than expected earnings. For-profit post-secondary education provider ITT Educational Services gave back some of its previous gains after the announcement that its placement statistics were being investigated.

What is the fund's current strategy?

We recently have identified a number of energy service companies that we believe are poised to benefit from historically high oil and gas prices and rising global demand, which has led to a modestly overweighted position in the fund's energy sector as of the end of the reporting period. Otherwise, as is consistent with our longstanding investment strategy, we have maintained a generally sector-neutral portfolio, preferring to add value for investors through our disciplined approach to security selection rather than by attempting to capitalize on broad macroeconomic or market trends.

March 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's SmallCap 600 Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance.*



DISCUSSION OF FUND PERFORMANCE

D. Kirk Henry, Portfolio Manager

How did Mellon International Fund perform relative to its benchmark?

For the six-month period ended February 29, 2004, the fund's Class M shares produced a total return of 23.84%, and its Investor shares produced a total return of 23.44%.[1] The fund's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), produced a total return of 25.22% for the same period.[2]

International stock markets staged a strong rebound during the reporting period, mainly due to improving economic and business conditions around the world. However, the fund's returns modestly trailed its benchmark, primarily because of the fund's limited exposure to certain European telecommunications stocks and several technology stocks within the MSCI EAFE Index that performed relatively well but did not meet our value-oriented investment criteria.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund normally invests at least 65% of its total assets in equity securities of foreign issuers. The fund also invests primarily in companies that we consider to be value companies. The fund normally invests in companies in a broad range of countries and generally limits its investments in any single company to no more than 5% of its assets at the time of purchase.

The fund's investment approach is value-oriented, research-driven and risk-averse. When selecting stocks, we identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection over economic or industry trends, the fund focuses on three key factors:

- *Value*, or how a stock is priced relative to traditional business performance measures;
- *Business health*, or overall efficiency and profitability as measured by return on assets and return on equity; and
- *Business momentum*, or the presence of a catalyst such as corporate restructuring or changes in management that may potentially trigger a price increase in the near- to midterm.

The fund typically sells a stock when it is no longer considered a value company, appears less likely to benefit from the current market and economic environments, shows deteriorating fundamentals or declining momentum, or falls short of our expectations.

What other factors influenced the fund's performance?

International equity markets advanced sharply during the reporting period, driven higher by an improving global economy characterized by greater merger-and-acquisition activity, rising consumer and business confidence and higher corporate earnings. However, the fund's limited exposure to some of the better performing stocks within the MSCI EAFE Index, particularly some of the major European telecommunications stocks and technology companies, hindered its relative performance. We regarded these stocks as expensive based on our valuation criteria, but they rose sharply during a time in which more speculative companies were more in favor among investors, who were attracted to lower-quality stocks in market sectors that were hit hard during the bear market that dominated the international equity markets from mid-2000 to early 2003.

However, the fund enjoyed more solid returns in other areas. The fund's financial stocks, for example, contributed strongly to its performance. Japanese credit card companies Credit Saison Co. and AIFUL Corp. benefited from a slowdown in personal bankruptcies and a rebound in credit card subscriptions. In the

Netherlands, the successful public offering of the U.S. non-life insurance division of Fortis, an international banking and insurance provider, helped support the fund's overall returns.

Energy stocks also produced relatively attractive results during the reporting period as oil and gas prices rose amid stronger demand for energy among manufacturers. Norsk Hydro ASA in Norway rose after exceeding earnings expectations. Many utility holdings in the portfolio sold off non-core assets and restructured operations during the previous economic downturn, positioning them for accelerated earnings growth during the global recovery. E.ON A.G. in Germany and Endesa, S.A. in Spain ranked among the fund's better performing utility companies.

The fund's performance also benefited from a variety of holdings in other areas. Aventis, the French pharmaceutical company, rose sharply after Sanofi-Synthelabo, which was not owned by the fund, launched an unsolicited bid for the company. U.K.-based Allied Domecq, known for Kahlua liquor, Perrier Jouet champagne and Stolichnaya vodka, benefited from strong spirit consumption in the U.S. during the holiday season, a key period for liquor sales.

Concern regarding competitive pressure from China weighed heavily on electronic component manufacturers in Japan. In fact, our holdings in this segment have developed leading edge production platforms and have shifted manufacturing to lower cost China.

What is the fund's current strategy?

Our strategy is to evaluate potential investments one company at a time, based on their individual merits rather than according to macroeconomic or market trends. In our view, our focus on stock picking uncovered a number of attractive investment opportunities during the early stages of the global economic rebound, and we have continued to find new opportunities among what we believe are reasonably valued, growing companies as the recovery has progressed.

For example, toward the end of the reporting period, we established new positions in DSM N.V., the Dutch chemical company, and Japan's Sumitomo Chemical Company. We believe both companies are poised to benefit from rising manufacturing activity. Royal Bank of Scotland, the U.K. financial services company, is also a new portfolio position. The bank provides corporate lending, wealth management and retail banking services.

March 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*



DISCUSSION OF FUND PERFORMANCE

D. Kirk Henry, Portfolio Manager

How did Mellon Emerging Markets Fund perform relative to its benchmark?

For the six-month period ended February 29, 2004, the fund's Class M shares produced a total return of 28.26%, and the fund's Investor shares produced a total return of 28.11%.[1] In comparison, the Morgan Stanley Capital International Emerging Markets Free Index ("MSCI EMF Index"), the fund's benchmark, provided a total return of 28.55% for the same period.[2]

We attribute the fund and market's strong overall performance to the beneficial effects of a global economic recovery on stock prices during the reporting period, particularly in the basic materials, energy, industrial and consumer-related sectors. Although the fund's returns roughly matched the MSCI EMF Index over the reporting period, its performance was constrained slightly by disappointments among certain South Korean financial companies.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue its goal, the fund invests at least 80% of its assets in equity securities of companies organized, or with a majority of assets or operations, in countries considered to be emerging markets. Normally, the fund will not invest more than 25% of its total assets in the securities of companies in any one emerging market country.

When choosing stocks, we use a value-oriented, research-driven approach. We identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection rather than economic and industry trends, we focus on three key factors:

- *Value*, or how a stock is priced relative to traditional business performance measures;
- *Business health*, or overall efficiency and profitability as measured by return on assets and return on equity; and
- *Business momentum*, or the presence of a catalyst such as corporate restructuring or changes in management that may potentially trigger a price increase in the near- to midterm.

We typically sell a stock when it is no longer considered a value company, appears less likely to benefit from the current market and economic environment, shows deteriorating fundamentals or declining momentum, or falls short of our expectations.

What other factors influenced the fund's performance?

Stocks from emerging markets continued to advance during the reporting period, benefiting from greater economic strength and rising corporate profitability throughout the world. Greater demand from industrial companies and manufacturers boosted the prices of commodities ranging from oil and gas to industrial metals and chemicals. Some of the fund's holdings in the raw materials areas performed particularly strongly because emerging markets contain some of the world's largest reserves of raw materials. For example, some of the fund's strongest gains were achieved by KGHM Polska Miedz S.A., a copper company in Poland; South Africa's Anglo American, a diversified mining company; and oil companies, including Petroleo Brasileiro, ADR in Brazil, Russia's LUKOIL, ADR, as well as Sasol in South Africa and Reliance Industries, GDR in India.

On a country basis, the bulk of the fund's positive performance stemmed from its investments in India, Taiwan and China. In India, a market we have favored for quite a while now, one of the best monsoon seasons in years helped support greater sales of India's agricultural products. In turn, greater crop production resulted in higher incomes for many of the country's rural citizens, which boosted consumer spending and sales for many consumer-oriented companies in India. For example, rising personal automobile sales helped companies such as Mahindra & Mahindra Ltd., and an increase in homeownership and mortgage lending helped boost the stocks of local banks.

In Taiwan, the fund benefited from its focus on semiconductor and computer companies producing components for flat panel display devices and notebooks. Taiwanese banks also performed well due to strong consumer spending and increased activity in the local stock market. Within China, the fund's greatest contributors to performance included China Resources Enterprise, a diversified consumer products company, and China Mobile Communications, the country's leading telecommunications company, which launched a prepaid service plan for wireless phones.

On the other hand, the primary detractors from the fund's performance were credit card companies in South Korea, where rising consumer debt and a relatively weak economy led to a steady increase in loan defaults. Less exposure to information technology detracted from performance, as many companies posted solid earnings growth on robust demand for consumer electronics, notebook computers and mobile handsets. Limited guidance from corporate management teams on expected technology investment made it difficult for us to support a much higher weight in the sector. However, our technology holdings outperformed the MSCI EMF Index constituents.

What is the fund's current strategy?

As of the end of the reporting period, we have made modest adjustments to the fund's composition, taking profits in stocks that have reached their price targets and initiating new positions that we believe should perform well over the near term. For example, we reduced the fund's positions in several consumer discretionary, financial and material stocks that had performed well and redeployed those assets to a wide range of potential value opportunities, including information technology stocks in Thailand and Taiwan, telecommunications service providers in Brazil and consumer staples in Asia. We believe that these additions to the portfolio exemplify our strategy of seeking companies with what we believe are valuable business franchises and improving business trends that may have been overlooked by the market.

March 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of gross dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Emerging Markets Free (MSCI EMF) Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin.*



DISCUSSION OF FUND PERFORMANCE

D. Gary Richardson and Lawrence R. Dunn, Portfolio Managers

How did Mellon Balanced Fund perform relative to its benchmark?

For the six-month period ended February 29, 2004, the fund's Class M shares produced a total return of 11.79%, and its Investor shares produced a total return of 11.64%.[1] In comparison, the fund's benchmark, a blended index composed of 60% Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and 40% Lehman Brothers U.S. Aggregate Index, produced a 10.72% total return for the same period.[2] Separately, the S&P 500 Index and the Lehman Brothers U.S. Aggregate Index produced total returns of 14.59% and 4.92%, respectively, for the same period.

We attribute the fund's performance to gains among both stocks and bonds during the reporting period. In general, stocks benefited from greater U.S. economic growth and improving business fundamentals, while bonds posted more modestly positive returns amid low interest rates and few inflationary pressures. The fund slightly outperformed its blended benchmark, primarily due to successful stock selections in the energy, financials and producer goods sectors.

What is the fund's investment approach?

The fund seeks long-term growth of principal in conjunction with current income. To pursue its goal, the fund may invest in equity securities, income-producing bonds, Mellon Small Cap Stock Fund, Mellon Mid Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund. The fund has established target allocations for its assets of 60% in the aggregate to equity securities and 40% to bonds and money market instruments. The fund may deviate from these targets within ranges of 15% above or below the target amount. The fund's investments in each of Mellon Small Cap Stock Fund, Mellon Mid Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund are subject to a separate limit of 20% of the fund's total assets, as is the fund's investment in money market instruments.

With respect to the equity portion of the fund's portfolio, individual stocks are chosen through a computer model, fundamental analysis and risk management. Our computer model identifies and ranks stocks within each industry or sector, based on a variety of criteria. A team of experienced analysts then examines the fundamentals of the higher-ranked candidates. Finally, the portfolio managers decide which stocks to purchase or sell. The equity portion of the fund's portfolio is structured so that its allocations of assets to economic sectors are similar to those of the S&P 500 Index.

With respect to the fixed-income portion of the fund's portfolio, the fund's investments in debt securities must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio duration of bonds will not exceed eight years. We choose debt securities based on their yields, credit quality, the level of interest rates and inflation, general economic and financial trends and our outlook for the securities markets.

What other factors influenced the fund's performance?

The fund's energy stocks fared well during the reporting period as tight oil and gas supplies and rising industrial demand in the recovering economy drove energy prices higher. Refinery consolidator Valero Energy benefited from the imbalance between supply and demand, while diversified producer Occidental Petroleum and oil service giant Halliburton produced gains after making management improvements and other company-specific developments.

Higher demand for other commodities boosted stocks in the producer goods area, where conglomerate Tyco International and metals producers Phelps Dodge and Freeport McMoran Copper & Gold contributed positively to the fund's performance. In the financial services sector, greater activity in the capital markets boosted brokerage holdings such as Lehman Brothers Holdings, while low interest rates favored mortgage lenders such as Countrywide Financial.

However, the fund's relative returns from the telecommunications sector were hindered by its lack of exposure to AT&T Wireless Services, which received an acquisition offer from Cingular Wireless. The fund's larger, better-established technology holdings, such as Dell and Microsoft, rose only modestly during a time when the market favored smaller companies. The fund's returns also were constrained by its relatively light holdings of tobacco stocks, which rose as litigation concerns diminished.

Among bonds, the fund's relatively defensive interest-rate posture hindered its returns when bond yields ended the reporting period at slightly lower levels. In addition, the fund's overweighted position in mortgage-backed securities produced relatively lackluster returns as homeowners continued to refinance their mortgages. However, the fund's emphasis on corporate bonds early in the reporting period proved beneficial to its performance.

What is the fund's current strategy?

Historically, rising levels of economic growth have benefited stocks more than bonds. Accordingly, we recently have invested in several companies that we believe are poised to benefit from rising capital spending and tight energy supplies. Conversely, we have maintained a relatively defensive posture in the fund's bond portfolio to guard against the risk that interest rates may move higher.

March 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

Mellon Large Cap Stock Fund

Common Stocks—98.9%	Shares		Value ($)
Alcohol & Tobacco—1.3%			
Altria Group	373,900		**21,517,945**
Consumer Cyclical—11.4%			
BJ's Wholesale Club	212,200	a	5,039,750
Bed Bath & Beyond	233,000	a	9,525,040
Best Buy	211,200		11,246,400
CVS	255,800		9,592,500
Cendant	375,100		8,514,770
Dana	419,000		8,962,410
General Motors	361,170	b	17,379,500
Home Depot	822,060		29,848,999
Lear	108,220		6,669,599
Limited Brands	595,510		11,761,322
McDonald's	529,400		14,982,020
NIKE, Cl. B	64,600		4,731,950
Safeway	439,500	a	10,051,365
Wal-Mart Stores	558,124		33,241,865
Wendy's International	220,400		8,963,668
			190,511,158
Consumer Staples—5.8%			
Coca-Cola	487,640		24,362,494
Fortune Brands	108,410		7,749,147
Kimberly-Clark	221,730		14,341,496
PepsiCo	431,917		22,416,492
Procter & Gamble	272,260		27,909,373
			96,779,002
Energy Related—7.2%			
Apache	221,000		9,098,570
ConocoPhillips	286,550		19,734,698
Devon Energy	224,206		12,730,417
Exxon Mobil	733,570		30,934,647
Halliburton	490,900		15,689,164
Nabors Industries	209,400	a	9,915,090
Occidental Petroleum	317,900		14,114,760
Valero Energy	150,800		9,048,000
			121,265,346
Health Care—13.4%			
Abbott Laboratories	390,700		16,721,960
Aetna	166,500		13,451,535
Amgen	255,070	a	16,204,597
Boston Scientific	411,780	a	16,821,213
Genzyme	104,200	a	5,291,276
HCA	115,330		4,903,832
Johnson & Johnson	545,900		29,429,469
Health Care (continued)			
Merck & Co.	365,800		17,587,664
Novartis, ADR	106,400	b	4,697,560
Pfizer	1,424,186		52,196,417
Teva Pharmaceutical, ADR	135,000		8,775,000
UnitedHealth Group	291,860		18,095,320
Varian Medical Systems	37,800	a	3,165,372
Wyeth	440,318		17,392,561
			224,733,776
Interest Sensitive—23.6%			
Allstate	192,500		8,783,775
American Express	276,900		14,791,998
American International Group	500,050		37,003,700
Bank of America	257,240		21,073,101
Bank One	353,600		19,087,328
Bear Stearns Cos.	82,410		7,238,894
Capital One Financial	146,740		10,377,453
Citigroup	1,055,729		53,060,940
Countrywide Financial	1		92
Fannie Mae	199,210		14,920,829
Freddie Mac	259,410		16,062,667
General Electric	1,321,116		42,962,692
Goldman Sachs Group	172,030		18,212,816
J.P. Morgan Chase & Co.	516,200		21,174,524
Lehman Brothers Holdings	128,670		11,156,976
MBNA	401,800		10,981,194
Merrill Lynch	352,300		21,564,283
Morgan Stanley	161,800		9,669,168
New York Community Bancorp	183,467		6,443,348
Radian Group	80,600		3,522,220
RenaissanceRe Holdings	106,400		5,633,880
SouthTrust	204,460		6,869,856
U.S. Bancorp	463,229		13,215,923
Wells Fargo	401,380		23,019,143
			396,826,800
Internet Related—.4%			
eBay	103,700	a	**7,140,782**
Producer Goods & Services—10.9%			
Air Products & Chemicals	189,870		9,159,329
Alcan	109,800		5,229,774
Alcoa	133,500		5,002,245
Cooper Industries, Cl. A	109,000		5,767,190
Deere & Co.	160,300		10,296,069
E. I. du Pont de Nemours	245,350		11,062,831

Mellon Large Cap Stock Fund (continued)

Common Stocks (continued)	Shares		Value ($)
Producer Goods & Services (continued)			
Freeport-McMoRan Copper & Gold, Cl. B	232,900		9,933,185
Honeywell International	307,680		10,784,184
ITT Industries	84,780		6,400,890
Inco	209,800	a	7,796,168
Ingersoll-Rand, Cl. A	160,300		10,656,744
International Paper	154,210		6,825,335
PPG Industries	152,240		8,934,966
Pentair	155,570		8,402,336
Phelps Dodge	121,200	a	10,454,712
3M	175,900		13,723,718
Tyco International	523,300		14,950,681
Union Pacific	169,600		10,793,344
United Technologies	171,990		15,841,999
			182,015,700
Services—5.8%			
Comcast, Cl. A	341,400	a	10,255,656
Manpower	117,000		5,235,750
Nextel Communications, Cl. A	466,700	a	12,362,883
Sprint (PCS Group)	678,000	a	6,102,000
The News, ADR	175,200	b	6,561,240
Time Warner	498,100	a	8,592,225
Tribune	143,600		7,171,384
Univision Communications, Cl. A	228,800	a	8,152,144
Viacom, Cl. B	337,230		12,969,866
Walt Disney	755,000		20,030,150
			97,433,298
Technology—15.8%			
Agilent Technologies	318,200	a	10,879,258
Cisco Systems	1,233,424	a	28,492,094
Dell	645,422	a	21,073,028
EMC	840,200	a	12,031,664
Intel	603,988		17,654,569
International Business Machines	185,920		17,941,280
KLA-Tencor	167,700	a	8,854,560
Lexmark International	96,890	a	7,973,078
Linear Technology	295,140		11,802,649
Maxim Integrated Products	235,838		11,770,674
Microsoft	1,692,316		44,846,374
Nortel Networks	1,092,500	a	8,718,150
QUALCOMM	219,200		13,908,240
Technology (continued)			
Seagate Technology	455,400	a	7,878,420
Symantec	274,940	a	11,311,032
Taiwan Semiconductor Manufacturing, ADR	.20	a	2
Texas Instruments	525,700		16,112,705
VERITAS Software	207,200	a	6,303,024
Xilinx	182,700	a	7,680,708
			265,231,509
Utilities—3.3%			
Entergy	140,900		8,353,961
Exelon	172,190		11,560,837
FPL Group	131,000		8,600,150
PPL	172,490		8,025,960
SBC Communications	389,229		9,345,388
Telefonos de Mexico, ADR	283,540		9,631,854
			55,518,150
Total Common Stocks (cost $1,192,760,088)			**1,658,973,466**

Short-Term Investments—1.1%	Principal Amount ($)	Value ($)
Repurchase Agreements;		
Salomon Smith Barney, Tri-Party Repurchase Agreement, 1.04% dated 2/27/2004, due 3/1/2004, in the amount of $18,001,560 (fully collateralized by $18,259,000 U.S. Treasury Notes, 1.625%, 1/31/2005, value $18,360,892) (cost $18,000,000)	18,000,000	**18,000,000**

Investment of Cash Collateral for Securities Loaned—1.7%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred Money Market Fund (cost $29,318,130)	29,318,130	c	**29,318,130**

Total Investments (cost $1,240,078,218)	**101.7%**	**1,706,291,596**
Liabilities, Less Cash and Receivables	**(1.7%)**	**(28,304,988)**
Net Assets	**100.0%**	**1,677,986,608**

[a] *Non-income producing.*
[b] *All of these securities are on loan. At February 29, 2004, the total market value of the fund's securities on loan is $28,638,300 and the total market value of the collateral held by the fund is $29,318,130.*
[c] *Investment in affiliated money market mutual fund.*
See notes to financial statements.

Mellon Income Stock Fund

Common Stocks—99.9%	Shares	Value ($)
Alcohol & Tobacco—2.4%		
Altria Group	89,490	5,150,150
R.J. Reynolds Tobacco Holdings	21,070 [a]	1,300,651
		6,450,801
Consumer Cyclical—7.3%		
Dana	105,830	2,263,704
Ford Motor	72,940 [a]	1,002,925
General Motors	96,750 [a]	4,655,610
Johnson Controls	47,590	2,775,449
Limited Brands	71,830	1,418,643
May Department Stores	137,720	4,850,498
Maytag	47,610	1,344,030
Wendy's International	36,290	1,475,914
		19,786,773
Consumer Staples—3.4%		
Coca-Cola Enterprises	34,290	799,300
ConAgra Foods	47,970	1,304,304
Kimberly-Clark	29,490	1,907,413
PepsiCo	26,772	1,389,467
Procter & Gamble	27,210	2,789,297
Sara Lee	46,250	1,009,175
		9,198,956
Energy Related—12.6%		
ChevronTexaco	128,898	11,388,138
ConocoPhillips	102,830	7,081,902
Exxon Mobil	217,746	9,182,349
Occidental Petroleum	62,510	2,775,444
Sunoco	56,490	3,474,135
		33,901,968
Health Care—6.2%		
Aetna	31,020	2,506,106
Bristol-Myers Squibb	44,700	1,243,554
Eli Lilly & Co.	11,860	876,928
Merck & Co.	72,900	3,505,032
Novartis, ADR	28,570 [a]	1,261,366
Pfizer	93,468	3,425,602
Wyeth	100,989	3,989,065
		16,807,653
Interest Sensitive—23.0%		
Bank of America	134,620	11,028,071
Bank One	84,930	4,584,521
Block (H&R)	69,670	3,765,664
Chubb	21,690	1,539,556

	Shares	Value ($)
Interest Sensitive (continued)		
Citigroup	250,755	12,602,946
Federal National Mortgage Association	81,496	6,104,050
Hartford Financial Services Group	59,140	3,873,670
J.P. Morgan Chase & Co.	160,930	6,601,349
St. Paul Cos.	45,700	1,953,218
Travelers Property Casualty, Cl. A	1	18
U.S. Bancorp	141,206	4,028,607
Wachovia	122,720	5,886,879
		61,968,549
Producer Goods & Services—14.0%		
Air Products & Chemicals	32,560	1,570,695
Ashland	24,090	1,154,152
Deere & Co.	28,010	1,799,082
Emerson Electric	21,375	1,335,510
General Electric	137,792	4,480,996
Hubbell, Cl. B	61,510	2,441,947
KB Home	46,770	3,383,810
Masco	46,910	1,315,356
Monsanto	89,440	2,955,098
Norfolk Southern	36,880	817,261
PPG Industries	25,260	1,482,509
Rockwell Automation	78,700	2,397,202
Sherwin-Williams	73,510	2,572,850
Stanley Works	76,670	2,969,429
3M	30,380	2,370,248
Union Pacific	24,960	1,588,454
United Technologies	33,048	3,044,051
		37,678,650
Real Estate—4.0%		
Friedman, Billings, Ramsey Group, Cl. A	182,800	4,866,136
Plum Creek Timber	145,270	4,533,877
Simon Property Group	25,260	1,376,417
		10,776,430
Securities & Asset Management—3.5%		
Bear Stearns Cos.	15,480	1,359,763
Franklin Resources	25,570	1,444,705
Lehman Brothers Holdings	29,806	2,584,478
Merrill Lynch	38,270	2,342,507
T. Rowe Price Group	34,300	1,803,837
		9,535,290
Services—8.4%		
ALLTEL	55,350	2,867,130
Disney (Walt)	116,770	3,097,908

Mellon Income Stock Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Equifax	48,930	1,282,455
Gannett	17,070	1,472,629
McGraw-Hill Cos.	47,567	3,718,312
Omnicom Group	37,096	3,034,453
Rent-A-Center	32,050 [b]	1,041,946
R. R. Donnelley & Sons	111,180 [a]	3,531,077
Time Warner	159,100 [b]	2,744,475
		22,790,385
Technology—6.9%		
Autodesk	30,420	871,533
Danaher	16,070	1,440,354
Hewlett-Packard	146,230	3,320,883
Intel	61,226	1,789,636
International Business Machines	46,136	4,452,124
National Semiconductor	70,860 [b]	2,789,050
Sabre Holdings	36,740	833,631
Texas Instruments	98,130	3,007,684
		18,504,895
Utilities—8.2%		
AT&T	79,220	1,586,777
DPL	95,180	1,903,600
Exelon	52,970	3,556,406
Hawaiian Electric Industries	40,870 [a]	2,164,066
NSTAR	39,200	2,005,080
PPL	77,540	3,607,936
SBC Communications	131,515	3,157,675
Telefonos de Mexico, ADR	38,000	1,290,860
Verizon Communications	71,891	2,755,582
		22,027,982
Total Common Stocks (cost $191,406,799)		**269,428,332**

Short-Term Investments—.3%	Principal Amount ($)	Value ($)
Repurchase Agreements;		
Salomon Smith Barney, Tri-Party Repurchase Agreement, 1.04% dated 2/27/2004, due 3/1/2004 in the amount of $887,077 (fully collateralized by $819,000 of various U.S. Government Agency Obligations, value $905,474) (cost $887,000)	887,000	**887,000**

Investment of Cash Collateral for Securities Loaned—5.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund (cost $13,730,810)	13,730,810 [c]	**13,730,810**

Total Investments (cost $206,024,609)	**105.3%**	**284,046,142**
Liabilities, Less Cash and Receivables	**(5.3%)**	**(14,355,283)**
Net Assets	**100.0%**	**269,690,859**

[a] *All or a portion of these securities are on loan. At February 29, 2004, the total market value of the fund's securities on loan is $13,514,120 and the total market value of the collateral held by fund is $13,730,810.*

[b] *Non-income producing.*

[c] *Investment in affiliated money market mutual fund.*

See notes to financial statements.

Mellon Mid Cap Stock Fund

Common Stocks—98.9%	Shares	Value ($)
Alcohol & Tobacco—.6%		
Loews Corp.-Carolina Group	278,200	**7,909,226**
Consumer Cyclical—14.0%		
AirTran Holdings	352,100 [a]	4,358,998
BorgWarner	72,970	6,581,894
Brinker International	207,640 [a]	7,813,493
CDW	149,570 [b]	10,347,253
Chico's FAS	203,350 [a,b]	8,693,213
Coach	232,700 [a]	9,221,901
Columbia Sportswear	89,000 [a]	4,628,890
Dana	432,400	9,249,036
ExpressJet Holdings	232,700 [a]	3,194,971
GTECH Holdings	188,900	11,094,097
La-Z-Boy	275,700	6,263,904
Lear	96,800	5,965,784
Michaels Stores	131,990	6,340,800
Mohawk Industries	122,560 [a]	10,209,248
PETsMART	272,600	7,398,364
Pier 1 Imports	296,600	6,943,406
Saks	432,400 [a]	7,532,408
Select Comfort	155,000 [a]	4,195,850
Talbots	190,300	6,451,170
Tractor Supply	162,100 [a]	6,941,122
Warnaco Group	379,700 [a,b]	6,644,750
Wendy's International	194,900	7,926,583
Williams-Sonoma	311,100 [a]	9,952,089
Winnebago Industries	104,300	6,966,197
		174,915,421
Consumer Staples—3.2%		
Bunge	197,500	7,712,375
Dean Foods	214,880 [a]	7,802,293
Helen of Troy	292,800 [a]	8,529,264
Lancaster Colony	174,200	7,384,338
SUPERVALU	1	28
Tyson Foods, Cl. A	546,400	8,676,832
		40,105,130
Energy—9.1%		
Cooper Cameron	167,300 [a]	7,398,006
ENSCO International	243,800	7,160,406
FMC Technologies	243,300 [a]	6,398,790
Grant Prideco	426,100 [a]	6,463,937
Murphy Oil	119,000	7,464,870
National-Oilwell	240,000 [a]	7,130,400
Newfield Exploration	178,180 [a]	8,353,078
Energy (continued)		
ONEOK	298,600	6,631,906
Patina Oil & Gas	156,100	7,970,466
Patterson-UTI Energy	153,000 [a]	5,550,840
Petroleum Development	172,100 [a]	4,922,060
Pogo Producing	137,800	6,251,986
Smith International	87,300 [a]	4,423,491
Southwestern Energy	51,560 [a]	1,158,038
Tesoro Petroleum	412,500 [a]	7,528,125
Valero Energy	160,953	9,657,180
XTO Energy	296,600	8,850,544
		113,314,123
Health Care—12.6%		
Apria Healthcare Group	113,600 [a]	3,551,136
Bausch & Lomb	139,600	8,290,844
Charles River Laboratories	205,800 [a]	8,861,748
Coventry Health Care	193,950 [a]	8,450,401
DENTSPLY International	174,000	7,622,940
Gilead Sciences	249,700 [a]	13,536,237
Henry Schein	104,700 [a]	7,486,050
Invitrogen	79,200 [a]	5,837,040
King Pharmaceuticals	190,000 [a]	3,661,300
Millennium Pharmaceuticals	453,900 [a]	8,083,959
Omnicare	178,500	8,221,710
Oxford Health Plans	99,600	4,776,816
PacifiCare Health Systems	209,200 [a]	7,468,440
Perrigo	208,500	4,074,090
Pharmaceutical Resources	104,200 [a]	6,501,038
STERIS	276,090 [a]	6,954,707
Shire Pharmaceuticals Group, ADR	210,100 [a]	6,496,292
Sierra Health Services	279,600 [a]	9,347,028
Taro Pharmaceutical Industries	65,700 [a]	4,129,245
Triad Hospitals	199,870 [a]	7,053,412
Universal Health Services, Cl. B	84,900	4,578,657
Valeant Pharmaceuticals International	171,400	3,758,802
Varian Medical Systems	105,700 [a]	8,851,318
		157,593,210
Interest Sensitive—21.0%		
AMB Property	217,600	7,707,392
Accredited Home Lenders Holdings	155,800 [a]	5,237,996
Affiliated Managers Group	76,400 [a,b]	6,455,800
Associated Banc-Corp	258,439	11,472,107
Bank of Hawaii	244,100	11,140,724
Chicago Mercantile Exchange	114,200 [b]	10,649,150

Mellon Mid Cap Stock Fund (continued)

Common Stocks (continued)	Shares		Value ($)
Interest Sensitive (continued)			
Compass Bancshares	266,700		11,089,386
Developers Diversified Realty	212,740		7,822,450
Everest Re Group	84,800		7,410,672
Fidelity National Financial	302,995		11,850,134
Friedman, Billings, Ramsey Group	358,700		9,548,594
General Growth Properties	306,600		9,584,316
GreenPoint Financial	302,280		13,185,454
Hibernia, Cl. A	489,100		11,611,234
Independence Community Bank	246,000		9,734,220
Jefferies Group	204,800		7,577,600
Knight Trading Group	383,300	a	5,312,538
Legg Mason	121,030		11,417,970
Montpelier Re Holdings	87,570		3,116,616
National Commerce Financial	435,200		12,729,600
Old Republic International	259,890		6,133,404
Protective Life	190,100		7,231,404
Providian Financial	495,100	a	6,401,643
Radian Group	171,646		7,500,930
Rayonier	189,424		8,156,597
RenaissanceRe Holdings	207,800		11,003,010
Sovereign Bancorp	584,600		12,948,890
Willis Group Holdings	214,000		8,206,900
Wilmington Trust	258,000		9,633,720
			261,870,451
Internet Related–.7%			
CheckFree	285,500	a	**8,288,065**
Producer Goods & Services–12.8%			
Airgas	240,300		4,986,225
American Power Conversion	306,200		6,926,244
Ashland	205,000		9,821,550
C.H. Robinson Worldwide	184,400		7,304,084
Cooper Industries, Cl. A	90,700		4,798,937
D.R. Horton	297,757		9,465,695
Expeditors International of Washington	109,500		4,220,130
Freeport-McMoRan Copper & Gold	178,500		7,613,025
Hovnanian Enterprises, Cl. A	82,500	a	6,656,925
IMC Global	660,500		7,463,650
Inco	236,800	a,b	8,799,488
Joy Global	224,900		6,204,991
L-3 Communications Holdings	164,960	b	8,828,659
Lennar, Cl. A	192,200		9,504,290
Overseas Shipholding Group	184,200		6,612,780
Peabody Energy	151,700		6,492,760
Producer Goods & Services (continued)			
Pentair	196,130		10,592,981
RPM International	400,000		6,496,000
SPX	126,400	a	5,308,800
Schnitzer Steel Industries, Cl. A	102,700		4,980,950
Stanley Works	204,700		7,928,031
Toll Brothers	203,800	a	8,946,820
			159,953,015
Services–9.2%			
Affiliated Computer Services, Cl. A	140,510	a,b	6,781,013
Belo, Cl. A	253,900		7,083,810
Brightpoint	184,800	a	3,147,144
Ceridian	175,400	a	3,320,322
Corinthian Colleges	116,800	a	7,025,520
DST Systems	167,300	a,b	7,488,348
Dun & Bradstreet	147,100	a	7,828,662
Entercom Communications	182,800	a	8,438,048
FactSet Research Systems	198,700		7,318,121
Fair Isaac	116,300	b	6,936,132
Labor Ready	294,600	a	3,682,500
Manpower	162,200		7,258,450
Rent-A-Center	194,000	a	6,306,940
Republic Services	281,620		7,389,709
Ryder System	201,950		7,439,838
Sirva	190,600	a	4,235,132
WebMD	692,800	a,b	5,930,368
Westwood One	236,880	a	7,319,592
			114,929,649
Technology–11.7%			
ADTRAN	202,800		6,603,168
Advanced Fibre Communications	237,300	a	5,818,596
Arrow Electronics	328,600	a	8,083,560
Autodesk	144,800		4,148,520
Avnet	315,800	a	7,437,090
Citrix Systems	173,200	a	3,668,376
Fairchild Semiconductor International	205,900	a	5,312,220
Foundry Networks	312,900	a	7,384,440
Garmin	143,700		6,587,208
InterDigital Communications	236,200	a,b	6,273,472
International Rectifier	156,700	a	7,233,272
Lam Research	228,100	a	5,832,517
MEMC Electronic Materials	535,900	a	5,085,691
Maxtor	669,400	a	6,861,350
Network Associates	371,600	a	6,517,864

Mellon Mid Cap Stock Fund (continued)

Common Stocks (continued)	Shares		Value ($)
Technology (continued)			
QLogic	142,500	a	5,956,500
SanDisk	302,600	a	7,673,936
Storage Technology	226,100	a	6,640,557
Sybase	445,190	a	9,576,037
Synopsys	204,200	a	6,019,816
Tektronix	233,500		7,483,675
Tradestation Group	370,300	a	2,806,874
Vishay Intertechnology	336,400	a	7,572,364
			146,577,103
Utilities—4.0%			
AES	690,300	a	6,254,118
Cincinnati Bell	1,307,700	a	6,734,655
Energy East	295,960		7,150,394
Great Plains Energy	205,500		7,120,575
Pepco Holdings	384,200	b	8,164,250
Puget Energy	285,300		6,419,250
Wisconsin Energy	266,790		8,622,653
			50,465,895
Total Common Stocks (cost $956,765,536)			**1,235,921,288**

Short-Term Investments—1.0%	Principal Amount ($)	Value ($)
Repurchase Agreements;		
Salomon Smith Barney, Tri-Party Repurchase Agreement, 1.04% dated 2/27/2004, due 3/1/2004 in the amount of $12,832,112 (fully collateralized by $13,015,000 Federal Home Loan Mortgage Notes, 1.625%, 1/31/2005, value $12,831,008) (cost $12,831,000)	12,831,000	**12,831,000**

Investment of Cash Collateral for Securities Loaned—2.7%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred Money Market Fund (cost $33,678,328)	33,678,328	c	**33,678,328**

Total Investments (cost $1,003,274,864)	**102.6%**	**1,282,430,616**
Liabilities, Less Cash and Receivables	**(2.6%)**	**(32,989,399)**
Net Assets	**100.0%**	**1,249,441,217**

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At February 29, 2004, the total market value of the fund's securities on loan is $33,021,020 and the total market value of the collateral held by the fund is $33,678,328.*

[c] *Investment in affiliated money market mutual fund.*

See notes to financial statements.

STATEMENT OF INVESTMENTS

February 29, 2004 (Unaudited)

Mellon Small Cap Stock Fund

Common Stocks—97.2%	Shares		Value ($)
Alcohol & Tobacco—.4%			
Loews Corp-Carolina Group	105,300		**2,993,679**
Consumer Cyclical—18.5%			
Aeropostale	58,500	a	2,006,550
Albany International, Cl. A	56,500		1,803,480
AnnTaylor Stores	141,300	a	6,471,540
bebe stores	110,300	a	3,121,490
Blyth	59,700		2,026,815
Bob Evans Farms	68,300		2,310,589
CEC Entertainment	52,300	a	2,854,011
Cato, Cl. A	94,400		1,970,128
Choice Hotels International	46,300		2,030,255
Dick's Sporting Goods	60,500	a	3,507,185
Dura Automotive Systems, Cl. A	252,550	a	3,232,640
Finish Line, Cl. A	88,100	a	3,049,141
GameStop, Cl. A	127,610	a	2,379,926
Harman International	98,300		7,666,417
Jos. A. Bank Clothiers	78,600	a,b	2,593,800
K-Swiss, Cl. A	217,300		5,226,065
Kerzner International	77,500	a	2,983,750
La-Z-Boy	93,510		2,124,547
Linens 'n Things	125,770	a	4,263,603
Lone Star Steakhouse & Saloon	155,400		4,222,218
Mesa Air Group	249,780	a,b	2,245,522
Oshkosh Truck	95,040		5,593,104
Pep Boys—Manny, Moe & Jack	226,500		5,343,135
Polaris Industries	34,250	b	2,900,633
Ryan's Family Steak Houses	177,160	a	3,082,584
Select Comfort	99,400	a	2,690,758
Shuffle Master	105,700	a,b	4,405,576
Sonic	113,100	a	3,835,221
Standard Motor Products	141,200		1,959,856
Stride Rite	229,400		2,722,978
Sturm, Ruger & Co.	261,700		3,433,504
TBC	143,500	a	3,954,860
Toro	72,100		3,969,105
Tractor Supply	134,500	a	5,759,290
United Auto Group	118,700		3,368,706
Wabash National	154,800	a	4,404,060
Warnaco Group	118,700	a	2,077,250
Wolverine World Wide	153,900		3,624,345
Yankee Candle	58,200	a	1,631,928
Zale	114,220	a	6,532,242
			139,378,807
Consumer Staples—1.9%			
Chiquita Brands International	89,000	a	2,022,970
Flowers Foods	149,450		4,020,205
Fresh Del Monte Produce	82,800	b	2,108,088
Helen of Troy	104,900	a	3,055,737
Ralcorp Holdings	87,500	a	2,809,625
			14,016,625
Energy—7.9%			
Cal Dive International	129,400	a	3,137,950
Cimarex Energy	144,500	a	4,017,100
Energen	102,200		4,243,344
Evergreen Resources	79,580	a	2,618,182
Frontier Oil	125,100		2,409,426
Headwaters	129,400	a	3,078,426
New Jersey Resources	78,645		3,059,291
Oil States International	162,100	a	2,207,802
Patina Oil & Gas	136,900		6,990,114
Petroleum Development	186,680	a	5,339,048
Plains Exploration & Production	207,400	a	3,382,694
Southwestern Energy	196,900	a	4,422,374
Stone Energy	100,900	a	4,544,536
Unit	218,000	a	5,794,440
Universal Compression Holdings	64,760	a	2,015,979
World Fuel Services	75,600		2,672,460
			59,933,166
Health Care—10.3%			
Advanced Medical Optics	161,100	a	3,705,300
American Medical Security Group	136,205	a	3,213,076
Axcan Pharma	187,600	a	3,678,836
CONMED	97,800	a	2,821,530
Cephalon	80,100	a	4,752,333
Charles River Laboratories International	42,400	a	1,825,744
Cooper Cos.	105,380		4,985,528
Diagnostic Products	75,890		3,660,934
IDEXX Laboratories	90,630	a	4,628,474
Mentor	65,400		1,868,478
Merit Medical Systems	185,445	a	3,844,275
Orthodontic Centers of America	478,400	a,b	3,583,216
PSS World Medical	273,300	a	3,320,595
Pediatrix Medical Group	97,800	a	6,088,050
PolyMedica	117,800		2,993,298
Priority Healthcare, Cl. B	167,500	a	3,701,750
Sierra Health Services	188,100	a	6,288,183

Mellon Small Cap Stock Fund (continued)

Common Stocks (continued)	Shares		Value ($)
Health Care (continued)			
Techne	61,000	a	2,469,890
US Oncology	386,300	a	4,809,435
United Therapeutics	85,000	a	1,788,400
Wright Medical Group	110,700	a	3,619,890
			77,647,215
Interest Sensitive—13.9%			
Accredited Home Lenders	91,100	a	3,062,782
Affiliated Managers Group	28,100	a	2,374,450
Arch Capital Group	53,700	a	2,277,417
BankUnited Financial, Cl. A	162,400	a	4,477,368
Bristol West Holdings	61,400	a	1,333,608
CBL & Associates Properties	31,700		1,824,335
Central Freight Lines	72,100	a	1,351,875
Commercial Capital Bancorp	190,799	a,b	3,951,467
Commercial Net Lease Realty	149,500		2,892,825
Equity One	197,600		3,697,096
First American	78,600		2,401,230
First BanCorp	161,400		6,851,430
First Midwest Bancorp	112,600		3,794,620
FirstFed Financial	93,200	a	4,044,880
Flagstar Bancorp	188,800		4,880,480
Franklin Bank	9,500	a	180,690
Government Properties Trust	47,200	a	656,080
Hudson United Bancorp	65,200		2,545,408
IPC Holdings	61,640		2,400,878
IndyMac Bancorp	127,400		4,484,480
Irwin Financial	140,100		4,139,955
Kinetic Concepts	4,700	a	189,645
Knight Trading Group	157,000	a	2,176,020
MAF Bancorp	80,800		3,591,560
New Century Financial	70,500		3,454,500
Newcastle Investment	131,900		3,803,996
Northwest Bancorp	114,900		2,911,566
R&G Financial, Cl. B	78,300		2,453,922
Raymond James Financial	68,500		2,618,070
SWS Group	87,000		1,532,940
Saxon Capital	77,470	a	2,097,888
South Financial Group	187,700		5,784,914
TRW Automotive Holdings	141,500	a,b	3,537,500
Tempur-Pedic International	48,100	a	798,460
TrustCo Bank, NY	50,725		688,338
U.S.I. Holdings	164,900	a	2,236,044
Wintrust Financial	71,400		3,434,340
			104,933,057

	Shares		Value ($)
Internet Related—1.0%			
Akamai Technologies	152,100	a	2,281,500
GSI Commerce	149,900	a,b	1,412,058
j2 Global Communications	74,680	a,b	1,639,973
SafeNet	58,360	a	2,219,431
			7,552,962
Other—.9%			
iShares Russell 2000 Index	59,940	b	**6,994,998**
Producer Goods & Services—19.3%			
AGCO	117,100	a	2,183,915
Alliant Techsystems	133,990	a	7,650,829
American Woodmark	30,100		1,914,360
Applied Industrial Technologies	79,600		1,655,680
AptarGroup	78,200		3,163,190
Arch Coal	75,200		2,201,856
Ashanti Goldfields, GDR	130,000	a	1,592,500
Barnes Group	116,600		3,103,892
Beazer Homes USA	21,500		2,298,350
Building Materials Holding	239,900		4,073,502
CLARCOR	30,100		1,298,815
Chicago Bridge & Iron, NY Shares	101,000		2,833,050
Corrections Corporation of America	120,100	a	4,031,757
Cummins	41,900		2,069,860
Curtiss-Wright	81,900		3,932,838
Engineered Support Systems	78,500		4,097,700
FMC	95,000	a	3,562,500
Georgia Gulf	76,300		2,076,123
GrafTech International	291,200	a	3,951,584
Griffon	116,400	a	2,616,672
Hercules	343,500	a	4,087,650
Hovnanian Enterprises	24,500	a	1,976,905
Hughes Supply	78,010		3,717,177
Joy Global	125,600	a	3,465,304
Landstar System	82,900	a	2,958,701
Lennox International	134,900		2,510,489
M.D.C. Holdings	43,304		3,049,901
Minerals Technologies	46,500		2,530,995
OM Group	85,800	a	2,635,776
Overnite	120,700		2,643,330
Overseas Shipholding Group	113,200		4,063,880
Quanex	84,200		3,919,510
RTI International Metals	199,800	a	3,392,604
Reliance Steel & Aluminum	56,500		1,776,360
Schnitzer Steel Industries, Cl. A	61,310		2,973,535

Mellon Small Cap Stock Fund (continued)

Common Stocks (continued)	Shares		Value ($)
Producer Goods & Services (continued)			
Schweitzer-Mauduit International	87,600		2,921,460
Simpson Manufacturing	92,000	a	4,343,320
Standard Pacific	96,210		5,032,745
Teledyne Technologies	187,900	a	3,806,854
Timken	297,900		6,547,842
URS	193,100	a	5,908,860
United Stationers	112,470	a	4,466,184
Watsco	116,400		3,184,704
Wellman	73,800		594,828
Woodward Governor	51,980		3,158,305
			145,976,192
Services—7.3%			
Armor Holdings	177,000	a	5,196,720
BARRA	88,600		2,803,304
Banta	52,600		2,333,336
Brightpoint	88,400	a	1,505,452
CACI International, Cl. A	92,530	a	4,103,705
CIBER	380,800	a	3,617,600
Consolidated Graphics	90,830	a	3,384,326
eFunds	197,800	a	3,206,338
Global Payments	63,200		2,734,032
Korn/Ferry International	202,000	a	2,506,820
Kroll	152,600	a	3,579,996
Labor Ready	298,400	a	3,730,000
Navigant Consulting	225,600	a	4,394,688
New England Business Service	45,600		1,427,280
Regis	137,770		5,954,419
SM&A	197,800	a	2,059,098
Watson Wyatt & Co. Holdings	107,900	a	2,557,230
			55,094,344
Technology—14.4%			
Acxiom	112,350		2,188,578
Aeroflex	178,740	a	2,505,935
Anixter International	108,140	a	3,233,386
Arris Group	281,550	a	2,919,674
Avid Technology	50,100	a	2,127,747
Axcelis Technologies	536,500	a	6,137,560
Benchmark Electronics	139,250	a	4,847,292
Black Box	38,100		1,962,531
Technology (continued)			
Cabot Microelectronics	36,710	a	1,635,430
Cerner	60,810	a	2,725,504
Checkpoint Systems	213,390	a	3,979,723
DSP Group	126,000	a	3,209,220
EMS Technologies	153,600	a	3,652,608
Esterline Technologies	74,920	a	2,082,776
FLIR Systems	90,700	a,b	3,507,369
Hyperion Solutions	86,500	a	3,091,510
II-VI	7,550	a	187,919
Imagistics International	84,800	a	3,811,760
InterDigital Communications	189,900	a	5,043,744
Komag	116,600	a	2,663,144
Manhattan Associates	80,700	a	2,312,862
Mercury Computer Systems	60,000	a	1,756,800
Methode Electronics	192,100		2,401,250
Microsemi	358,800	a	5,597,280
Nam Tai Electronics	106,460		2,954,265
PTEK Holdings	252,500	a	2,494,700
Progress Software	146,400	a	3,046,584
Rainbow Technologies	165,500	a	2,363,340
Renaissance Learning	57,170	b	1,457,263
Sapient	300,520	a	2,094,624
Sigmatel	76,600	a	1,908,106
Standard Microsystems	120,000	a	3,615,600
Supertex	122,300	a	2,252,766
TALX	118,300		2,264,262
Take-Two Interactive Software	68,800	a	2,153,440
Tradestation Group	384,500	a	2,914,510
X-Rite	233,300		3,422,511
Zoran	131,130	a	2,361,651
			108,885,224
Utilities—1.4%			
CH Energy Group	64,000		3,148,800
Cleco	197,000		3,737,090
OGE Energy	153,100		3,942,325
			10,828,215
Total Common Stocks (cost $570,794,359)			**734,234,484**

Mellon Small Cap Stock Fund (continued)

Short-Term Investments—1.7%	Principal Amount ($)	Value ($)
Repurchase Agreements;		
Salomon Smith Barney, Tri-Party Repurchase Agreement, 1.04% dated 2/27/2004, due 3/1/2004 in the amount of $12,713,102 (fully collateralized by $12,895,000 Federal Home Loan Mortgage Notes, 1.625%, 1/31/2005, value $12,966,959) (cost $12,712,000)	12,712,000	**12,712,000**

Investment of Cash Collateral for Securities Loaned—5.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund (cost $38,511,166)	38,511,166 [c]	**38,511,166**
Total Investments (cost $622,017,525)	**104.0%**	**785,457,650**
Liabilities, Less Cash and Receivables	**(4.0%)**	**(29,996,771)**
Net Assets	**100.0%**	**755,460,879**

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At February 29, 2004, the total market value of the fund's securities on loan is $35,108,621 and the total market value of the collateral held by the fund is $38,511,166.*

[c] *Investment in affiliated money market mutual fund.*

See notes to financial statements.

Mellon International Fund

Common Stocks–95.5%	Shares	Value ($)
Australia–2.4%		
AMP	2,564,504	9,723,625
National Australian Bank	389,633	9,316,289
National Australian Bank, ADR	10,097	1,209,620
Santos	1,800,331	8,456,094
		28,705,628
Belgium–2.5%		
Dexia	611,068	11,388,213
Dexia (Strip VVPR)	199,820	2,495
Fortis	818,347	19,033,314
		30,424,022
Denmark–.3%		
Danske Bank	141,300	**3,327,241**
Finland–2.6%		
Nokia	126,700	2,790,140
Nokia, ADR	359,680	7,830,234
Sampo, Cl. A	818,410	9,231,152
UPM-Kymmene	551,200	10,912,788
		30,764,314
France–6.5%		
Assurances Generales de France	101,044	6,525,266
Aventis	135,810	10,449,841
BNP Paribas	125,888	7,995,994
Compagnie Generale des Etablissements Michelin, Cl. B	200,414	9,713,081
L' Air Liquide	1	178
PSA Peugeot Citroen	40,000	2,001,058
Schneider Electric	112,890	7,544,084
Thomson	719,575	13,724,999
Total	61,970	11,378,789
Total, ADR	87,711	8,068,535
		77,401,825
Germany–6.4%		
Deutsche Bank	97,550	8,431,999
Deutsche Lufthansa	357,106	6,423,279
Deutsche Post	468,220	11,246,735
E.ON	250,875	17,031,549
KarstadtQuelle	361,334	9,112,602
Medion	37,357	1,563,198
Schering	216,070	10,768,733
Volkswagen	261,127	12,394,603
		76,972,698
Greece–.9%		
Hellenic Telecommunications Organization	681,350	**10,297,998**
Hong Kong–1.2%		
Bank of East Asia	1,251,419	4,059,290
MTR	3,654,023	5,797,280
Swire Pacific, Cl. A	658,400	4,651,987
		14,508,557
Ireland–1.4%		
Bank of Ireland	1,230,660	**16,294,504**
Italy–4.8%		
Banche Popolari Unite Scrl	192,829 [a]	3,441,928
Benetton	339,635	3,839,355
Eni	809,344	15,942,707
Finmeccanica	14,057,490	12,045,619
Luxottica	3,100	53,049
Saipem	696,000	6,607,240
San Paolo IMI	215,167	2,781,718
UniCredito Italiano	2,340,700	12,396,778
		57,108,394
Japan–25.9%		
AIFUL	113,200	9,993,114
ALPS ELECTRIC	515,000	6,729,899
CANON	264,000	12,885,715
Credit Saison	716,500	19,060,739
DENTSU	1,119	5,687,225
Eisai	394,800	10,719,616
FUJI MACHINE MFG	153,200	1,809,780
FUNAI ELECTRIC	50,600	7,103,461
Fuji Heavy Industries	1,251,000	6,151,895
Fuji Photo Film	333,000	10,398,627
HONDA MOTOR	390,300	17,013,077
Kao	569,000	12,010,486
LAWSON	282,500	9,778,847
MABUCHI MOTOR	139,600	9,306,667
MINEBEA	1,513,600	7,013,567
MURATA MANUFACTURING	154,800	8,604,725
Matsumotokiyoshi	427,000 [a]	10,538,142
NIPPON TELEGRAPH AND TELEPHONE	1,863	8,632,582
Nippon Express	2,796,000	15,337,033
RINNAI	392,400	9,774,066
ROHM	36,200	4,094,047
SFCG	59,787	8,814,750
SKYLARK	559,800	9,473,539
SOHGO SECURITY SERVICES	345,000	4,249,313
SUMITO CHEMICAL	2,013,000	7,502,664
77 Bank	1,555,000	8,444,276
Sekisui House	661,600	6,313,069

Mellon International Fund (continued)

Common Stocks (continued)	Shares		Value ($)
Japan (continued)			
Shin-Etsu Chemical	273,400		10,640,568
Shiseido	580,000		6,883,516
Sumitomo Bakelite	803,700		4,717,689
TDK	84,500		5,896,428
Takeda Chemical Industries	325,900		13,429,946
Toyota Motor	243,800		8,416,904
Yamaha Motor	926,000		10,837,253
			308,263,225
Luxembourg–.5%			
Arcelor	345,834		**6,354,444**
Netherlands–6.3%			
ABN AMRO	357,335		8,297,594
Akzo Nobel	329,116		12,739,952
Buhrmann	208,238	b	2,192,728
DSM	129,400		6,159,854
Heineken	210,798		9,005,126
Hunter Douglas	140,511		6,513,261
Koninklijke (Royal) Philips Electronics	32,000		977,295
Koninklijke (Royal) Philips Electronics (New York Shares)	240,980		7,330,611
Royal Dutch Petroleum	209,950		10,411,267
Vedior	2,700		42,629
Wolters Kluwer	663,714		11,913,378
			75,583,695
New Zealand–1.0%			
Carter Holt Harvey	2,711,611		3,558,094
Telecom Corporation of New Zealand	2,011,067		7,916,585
			11,474,679
Norway–1.2%			
Norsk Hydro	132,020		9,522,711
Statoil	415,550		4,951,188
			14,473,899
Portugal–1.4%			
Electricidade de Portugal	3,796,660	a	10,812,690
Portugal Telecom	541,865		6,145,739
			16,958,429
Singapore–1.8%			
DBS	1,546,740		13,382,624
MobileOne	5,562,000		5,074,221
Singapore Technologies Engineering	2,152,000		2,634,585
			21,091,430
Spain–2.2%			
Endesa	762,701		15,004,865
Repsol YPF, ADR	538,151		11,080,529
			26,085,394
Sweden–.7%			
Investor, Cl. B	765,738	a	**8,176,870**
Switzerland–5.6%			
Clariant	438,123	b	6,630,337
Nestle	57,480		15,256,953
Novartis	418,410	a	18,548,483
Swisscom	320	a	107,123
UBS	212,219	a	15,688,165
Zurich Financial Services	62,705	a,b	10,334,078
			66,565,139
United Kingdom–19.9%			
Allied Domecq	1,996,359		16,850,857
BAA	869,470		8,519,588
BAE SYSTEMS	2,533,534		8,996,138
BOC	617,436		10,722,920
BT	3,447,800		11,373,817
Barclays	1,377,587		12,437,834
Bunzl	1,222,592		10,177,031
Cadbury Schweppes	1,879,089		15,573,127
Celltech	1	b	7
Centrica	2,263,200		9,060,558
Diageo	86,300		1,199,973
GKN	3,073,482		15,731,932
GlaxoSmithKline	971,231		20,320,430
J Sainbury	2,185,487		12,206,386
Lloyds TSB	648,100		5,416,045
Marks & Spencer	2,527,500		13,821,766
Rexam	981,063		8,294,683
Rio Tinto	454,764		12,230,798
Royal Bank of Scotland	447,051		14,217,766
Scottish and Southern Energy	899,130		11,359,088
Shell Transport & Trading	2,613,543		17,950,734
			236,461,478
Total Common Stocks (cost $907,097,950)			**1,137,293,863**

Preferred Stocks–.1%	Shares	Value ($)
Germany;		
Hugo Boss (cost $569,065)	54,105	**1,271,227**

Mellon International Fund (continued)

Short-Term Investments—3.2%	Principal Amount ($)	Value ($)
Repurchase Agreements;		
Salomon Smith Barney, Repurchase Agreement, .875% dated 2/27/2004 due 3/1/2004 in the amount of $37,902,764 (fully collateralized by $26,580,000 U.S. Treasury Bills, 8.75%, 5/15/2017, value $38,673,900) (cost $37,900,000)	37,900,000	**37,900,000**

Investment of Cash Collateral for Securities Loaned—.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund (cost $3,282,176)	3,282,176 [c]	**3,282,176**
Total Investments (cost $948,849,191)	**99.1%**	**1,179,747,266**
Cash and Receivables (Net)	**.9%**	**10,290,316**
Net Assets	**100.0%**	**1,190,037,582**

[a] *A portion of these securities are on loan. At February 29, 2004, the total market value of the fund's securities on loan is $3,116,293 and the total market value of the collateral held by the fund is $3,282,176.*

[b] *Non-income producing.*

[c] *Investment in affiliated money market mutual fund.*

See notes for financial statements.

Mellon Emerging Markets Fund

Common Stocks—93.0%	Shares		Value ($)
Brazil—5.7%			
Banco Itau, ADR	138,100		6,559,750
Companhia Brasileira de Distribuicao Grupo Pao de Acucar, ADR	145,400		3,344,200
Companhia de Saneamento Basico do Estado de Sao Paulo	132,120		6,950,335
Empresa Brasileira de Aeronautica, ADR	260,950		7,878,081
Petroleo Brasileiro, ADR	585,420		18,265,104
Tele Celular Sul Participacoes, ADR	174,300		2,143,890
Telecomunicacoes Brasileiras, ADR (Pfd Block)	214,600		7,006,690
Ultrapar Participacoes, ADR	78,450		929,633
			53,077,683
China—1.4%			
Huadian Power International, Cl. H	18,479,000		7,240,429
Qingling Motors, Cl. H	8,582,000		1,598,610
Sinopec Yizheng Chemical Fibre, Cl. H	18,863,000		4,386,068
			13,225,107
Croatia—.5%			
Pliva, GDR	308,600	a	**5,030,180**
Czech Republic—.7%			
CEZ	518,500		3,572,160
Cesky Telecom	254,300		3,138,351
			6,710,511
Egypt—.5%			
Commercial International Bank, GDR	661,000	a	2,296,975
Suez Cement, GDR	252,780	a,b	1,959,045
			4,256,020
Hong Kong—4.5%			
CNOOC	1,040,000		2,104,262
China Mobile (Hong Kong)	68,900		1,214,707
China Mobile (Hong Kong), ADR	6,284,000		22,119,370
China Resources Enterprise	6,358,000		8,943,771
China Resources Power Holdings	4,200,000	b	2,360,551
Shanghai Industrial	1,865,700		4,901,411
			41,644,072
Hungary—3.2%			
EGIS	18,010		929,435
Gedeon Richter	50,760		5,807,498
MOL Magyar Olaj-es Gazipari	266,441		8,820,832
Magyar Tavkozlesi	2,237,400		8,823,242
OTP Bank	353,700	b	5,837,600
			30,218,607

	Shares		Value ($)
India—8.9%			
Bajaj Auto	21,630		374,727
Bajaj Auto, GDR	36,000	a	792,000
Bharat Petroleum	490,247		4,549,642
Gail India, GDR	236,500	a	6,976,750
Hindalco Industries, GDR	299,100	a	9,062,730
Hindustan Petroleum	497,000		4,599,440
ICICI Bank	834,261		4,294,511
ICICI Bank, ADR	178,525		2,660,023
ITC	401,900		9,081,688
Indian Hotels, GDR	71,700	a	671,637
Mahanagar Telephone Nigam	2,745,000		7,875,531
Mahanagar Telephone Nigam, ADR	306,450		2,188,053
Mahindra & Mahindra	50,000		476,411
Mahindra & Mahindra, GDR	344,100	a	3,423,795
NIIT	293,755	b	1,132,902
Patni Computer Systems	80,000		432,244
Reliance Industries	1,329,700		14,926,508
Satyam Computer Services	827,170		5,292,699
State Bank of India, GDR	125,100	a	4,753,800
			83,565,091
Indonesia—2.5%			
PT Astra Agro Lestari	11,025,000		2,607,924
PT Gudang Garam	2,694,000		4,492,655
PT Indofood Sukses Makmur	51,627,500		5,190,228
PT Indonesian Satellite	2,228,000		4,809,107
PT Telekomunikasi Indonesia	7,471,000		6,450,420
			23,550,334
Israel—1.8%			
Bank Hapoalim	3,107,430		7,849,912
Check Point Software Technologies	288,277		6,636,137
Koor Industries	1	b	37
Supersol	1,126,186		2,546,399
			17,032,485
Malaysia—3.3%			
Commerce Asset-Holding	2,182,100		3,014,743
Gamuda	3,535,200		5,954,021
Genting	1,325,600		6,628,000
Malaysia International Shipping	1,451,200		4,964,632
Sime Darby	6,508,200		10,447,374
			31,008,770

Mellon Emerging Markets Fund (continued)

Common Stocks (continued)	Shares		Value ($)
Mexico—8.8%			
Cemex	1,490,981		8,759,774
Coca-Cola Femsa, ADR	511,600	b	12,165,848
Consorcio ARA	536,900	b	1,649,984
Controladora Comercial Mexicana	4,880,300		6,484,423
Desc, Ser. B	4,122,700		1,743,954
Grupo Continental	1,839,500		3,616,317
Grupo Financiero BBVA Bancomer, Cl. B	8,179,900	b	8,776,193
Kimberly-Clark de Mexico, Cl. A	4,520,000		11,978,705
Organizacion Soriana, Cl. B	653,500	b	1,943,341
Telefonos de Mexico, ADR	739,200		25,110,624
			82,229,163
Philippines—.5%			
ABS-CBN Broadcasting	1,288,700	b	532,190
Bank of the Philippine Islands	2,582,480		2,087,084
Manila Electric, Cl. B	2,672,400	b	1,518,948
			4,138,222
Poland—2.9%			
Bank Przemyslowo-Handlowy	46,392		4,667,203
KGHM Polska Miedz	878,180	b	7,134,947
Polski Koncern Naftowy Orlen	925,154		6,715,455
Telekomunikacja Polska	2,010,926		8,450,775
			26,968,380
Russia—2.9%			
LUKOIL, ADR	175,900		19,757,294
YUKOS, ADR	143,900		7,250,263
			27,007,557
South Africa—10.8%			
ABSA Group	999,054		7,074,195
Aveng	3,533,393		4,045,788
BidBEE	197,034	b	1,107,117
Bidvest Group	1,403,867		11,284,078
Illovo Sugar	735,476		825,399
Imperial Holdings	455,413		4,834,680
Metro Cash and Carry	10,146,193		3,523,732
Nampak	3,609,510		7,280,549
Nedcor	1,511,079		14,666,665
Sanlam	3,084,000		4,279,566
Sappi	427,000		5,893,608
South Africa (continued)			
Sasol	1,094,314		16,562,913
Shoprite Holdings	1,915,336		2,715,944
Steinhoff International Holdings	4,462,070		5,995,623
Tiger Brands	578,974		7,261,541
Tongaat-Hulett Group	539,429		3,456,410
			100,807,808
South Korea—16.8%			
CJ	117,950		6,845,804
Cheil Communications	3,920		598,727
Hyundai Development	97,490	b	1,071,273
Hyundai Mobis	18,900		849,979
Hyundai Motor	160,250		6,798,897
INI Steel	302,800		3,237,403
Industrial Bank of Korea	550,000		3,794,230
KT, ADR	737,150		14,020,593
KT&G, GDR	420,550	a,c	4,899,408
Kangwon Land	468,607	b	5,586,702
Kia Motors	519,130		4,801,457
Kookmin Bank	315,834		13,158,633
Kookmin Bank, ADR	73,840		3,066,575
Korea Electric Power	1,404,480	b	24,669,271
Korea Exchange Bank	169,042	b	1,148,939
Korea Fine Chemical	11,780		116,950
POSCO	99,270		14,572,516
POSCO, ADR	53,150		1,981,964
SK Telecom	42,600		8,603,140
SK Telecom, ADR	55,400		1,385,554
Samsung	881,360		8,675,245
Samsung Electro-Mechanics	94,370	b	3,515,352
Samsung Electronics	34,100		15,769,622
Samsung Fire & Marine Insurance	127,110		8,164,809
			157,333,043
Taiwan—11.2%			
Accton Technology	3,278,225		2,928,219
Asustek Computer	4,190,750		11,028,290
Chunghwa Telecom, ADR	587,500		9,658,500
Compal Electronics	7,621,000		10,314,135
Delta Electronics	4,255,000		5,758,647

Mellon Emerging Markets Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Taiwan (continued)		
Elan Microelectronics	2,136,156	2,010,878
First Financial	6,864,000 [b]	5,697,636
Nan Ya Plastics	3,236,478	4,389,930
President Chain Store	1,678,000	3,381,233
Quanta Computer	2,735,500	6,951,872
SinoPac Holdings	17,659,525	10,091,157
Standard Foods	153,000	46,935
Standard Foods, GDR	2,154 [a]	2,800
Taiwan Cellular	7,775,806	7,530,254
United Microelectronics	18,034,361	16,488,559
United Microelectronics, ADR	590,077	3,074,301
Yageo	8,987,960 [b]	4,838,631
		104,191,977
Thailand—2.2%		
Big C Supercenter	295,000	132,947
Charoen Pokphand Foods	13,041,700	1,325,590
Kasikornbank	3,366,000 [b]	4,246,136
Krung Thai Bank	20,757,000	5,721,349
PTT Exploration and Production	692,100	4,179,681
Siam Commercial Bank	4,337,300 [b]	4,952,705
Siam Makro	343,400	365,197
		20,923,605
Turkey—.7%		
Hurriyet Gazetecilik ve Matbaacilik	761,920,377	2,668,873
Tupras-Turkiye Petrol Rafinerileri	423,349,000	3,507,977
		6,176,850
United Kingdom—3.2%		
Anglo American	678,064	16,996,184
Old Mutual	7,401,200	13,122,920
		30,119,104
Total Common Stocks (cost $654,572,155)		**869,214,569**

Preferred Stocks—2.7%	Shares	Value ($)
Brazil—2.7%		
Banco Bradesco	723,910	3,636,362
Companhia de Tecidos Norte de Minas	51,300	3,653,570
Companhia Energetica de Minas Gerais	546,522	9,777,795
Duratex	37,900	1,043,179
Telecomunicacoes de Sao Paulo	260,560	4,294,107
Telemar Norte Leste	72,800	1,485,305
Telemig Celular Participacoes	858,130	1,753,756
Total Preferred Stocks (cost $18,533,360)		**25,644,074**

Short-Term Investments—3.8%	Principal Amount ($)	Value ($)
Repurchase Agreements;		
Salomon Smith Barney, .875% dated 2/27/2004, due 3/1/2004 in the amount of $35,002,552 (fully collateralized by $24,550,000 U.S. Treasury Bills, 8.75%, 5/15/2017, value $35,720,250) (cost $35,000,000)	35,000,000	**35,000,000**

Investment of Cash Collateral for Securities Loaned—.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund (cost $1,424,400)	1,424,400 [d]	**1,424,400**

Total Investments (cost $709,529,915)	**99.7%**	**931,283,043**
Cash and Receivables (Net)	**.3%**	**3,158,748**
Net Assets	**100.0%**	**934,441,791**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2004, these securities amounted to $39,869,120 or 4.3% of net assets.*

[b] *Non-income producing.*

[c] *A portion of this security is on loan. At February 29, 2004, the total market value of the fund's security on loan is $1,382,855 and the total market value of the collateral held by the fund is $1,424,400.*

[d] *Investment in affiliated money market mutual fund.*

See notes to financial statements.

Mellon Balanced Fund

Common Stocks–44.3%	Shares	Value ($)
Alcohol & Tobacco–.6%		
Altria Group	37,000	**2,129,350**
Consumer Cyclical–5.1%		
BJ's Wholesale Club	20,930 [a]	497,088
Bed Bath & Beyond	23,000 [a]	940,240
Best Buy	20,860	1,110,795
CVS	25,260	947,250
Cendant	37,110	842,397
Dana	41,400	885,546
General Motors	35,670 [b]	1,716,440
Home Depot	81,240	2,949,824
Lear	10,690	658,825
Limited Brands	58,910	1,163,473
McDonald's	52,370	1,482,071
NIKE, Cl. B	6,380	467,335
Safeway	43,400 [a,b]	992,558
Wal-Mart Stores	55,150	3,284,734
Wendy's International	21,800	886,606
		18,825,182
Consumer Staples–2.6%		
Coca-Cola	48,250	2,410,570
Fortune Brands	10,710	765,551
Kimberly-Clark	21,940	1,419,079
PepsiCo	42,690	2,215,611
Procter & Gamble	26,870	2,754,444
		9,565,255
Energy–3.2%		
Apache	21,860	899,976
ConocoPhillips	28,310	1,949,710
Devon Energy	22,119	1,255,917
Exxon Mobil	72,500	3,057,325
Halliburton	48,490	1,549,740
Nabors Industries	20,670 [a]	978,725
Occidental Petroleum	31,390	1,393,716
Valero Energy	14,910	894,600
		11,979,709
Health Care–6.0%		
Abbott Laboratories	38,630	1,653,364
Aetna	16,470	1,330,611
Amgen	25,190 [a]	1,600,321
Boston Scientific	40,700 [a]	1,662,595
Genzyme	10,270 [a]	521,511
HCA	11,380	483,878
Johnson & Johnson	53,930	2,907,366

	Shares	Value ($)
Health Care (continued)		
Merck & Co.	36,150	1,738,092
Novartis, ADR	10,500 [b]	463,575
Pfizer	140,833	5,161,529
Teva Pharmaceutical, ADR	13,300	864,500
UnitedHealth Group	28,890	1,791,180
Varian Medical Systems	3,710 [a]	310,675
Wyeth	43,550	1,720,225
		22,209,422
Interest Sensitive–10.6%		
Allstate	19,010	867,426
American Express	27,350	1,461,037
American International Group	49,436	3,658,264
Bank of America	25,460	2,085,683
Bank One	35,000	1,889,300
Bear Stearns Cos.	8,130	714,139
Capital One Financial	14,470	1,023,319
Citigroup	104,326	5,243,425
Fannie Mae	19,700	1,475,530
Freddie Mac	25,630	1,587,010
General Electric	130,640	4,248,413
Goldman Sachs Group	17,000	1,799,790
J.P. Morgan Chase & Co.	51,010	2,092,430
Lehman Brothers Holdings	12,710	1,102,084
MBNA	39,670	1,084,181
Merrill Lynch	34,840	2,132,557
Morgan Stanley	16,040	958,550
New York Community Bancorp	18,173	638,247
Radian Group	7,950	347,415
RenaissanceRe Holdings	10,500	555,975
SouthTrust	20,250	680,400
Travelers Property Casualty, Cl. A	1	18
Travelers Property Casualty, Cl. B	1	18
U.S. Bancorp	45,776	1,305,989
Wells Fargo	39,630	2,272,781
		39,223,981
Internet–.2%		
eBay	10,220 [a]	**703,749**
Producer Goods & Services–4.8%		
Air Products & Chemicals	18,740	904,018
Alcan	10,900	519,167
Alcoa	13,200	494,604

Mellon Balanced Fund (continued)

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
Cooper Industries, Cl. A	10,780	570,370
Deere & Co.	15,880	1,019,972
E. I. du Pont de Nemours	24,220	1,092,080
Freeport-McMoRan Copper & Gold, Cl. B	22,900	980,523
Honeywell International	30,390	1,065,170
ITT Industries	8,380	632,690
Inco	20,710 [a]	769,584
Ingersoll-Rand, Cl. A	15,880	1,055,702
International Paper	15,210	673,195
PPG Industries	15,050	883,285
Pentair	15,400	831,754
Phelps Dodge	11,940 [a]	1,029,944
3M	17,410	1,358,328
Tyco International	51,700	1,477,069
Union Pacific	16,810	1,069,788
United Technologies	16,990	1,564,949
		17,992,192
Services—2.6%		
Comcast, Cl. A	33,780 [a]	1,014,751
Manpower	11,610	519,548
Nextel Communications, Cl. A	46,100 [a]	1,221,189
Sprint (PCS Group)	67,000 [a]	603,000
The News, ADR	17,330 [b]	649,009
Time Warner	49,200 [a]	848,700
Tribune	14,160	707,150
Univision Communications, Cl. A	22,600 [a]	805,238
Viacom, Cl. B	33,371	1,283,449
Walt Disney	74,610	1,979,403
		9,631,437
Technology—7.1%		
Agilent Technologies	31500 [a]	1,076,985
Cisco Systems	121,970 [a]	2,817,507
Dell	63,770 [a]	2,082,091
EMC	83,030 [a]	1,188,990
Intel	59,680	1,744,446
International Business Machines	18,340	1,769,810
KLA-Tencor	16,540 [a]	873,312
Lexmark International	9,600 [a]	789,984
Linear Technology	29,130	1,164,909
Maxim Integrated Products	23,300	1,162,903
Microsoft	167,290	4,433,185
Nortel Networks	108,000 [a]	861,840
QUALCOMM	21,700	1,376,865
Technology (continued)		
Seagate Technology	45,000	778,500
Symantec	27,150 [a]	1,116,951
Texas Instruments	51,990	1,593,493
VERITAS Software	20,440 [a]	621,785
Xilinx	18,110 [a]	761,344
		26,214,900
Utilities—1.5%		
Entergy	13,880	822,945
Exelon	17,010	1,142,051
FPL Group	12,950	850,167
PPL	17,050	793,337
SBC Communications	38,457	923,353
Telefonos de Mexico, ADR	28,030	952,179
		5,484,032
Total Common Stocks (cost $117,009,460)		**163,959,209**

Bonds and Notes—32.5%	Principal Amount ($)	Value ($)
Banking/Finance—4.7%		
AXA Financial, Sr. Notes, 7.75%, 8/1/2010	1,000,000	1,198,130
Bear Stearns Cos., Notes, 4.5%, 10/28/2010	250,000	255,783
Cit Group:		
Sr. Notes, 4%, 5/8/2008	600,000 [b]	614,432
Sr. Notes, 5.75%, 9/25/2007	620,000	675,722
Citigroup, Sub. Notes, 6.625%, 6/15/2032	1,045,000	1,169,530
Countrywide Home Loan: Notes, 3.25%, 5/21/2008	1,075,000	1,072,408
Fleet Financial Group, Notes, 6.375%, 5/15/2008	750,000	839,944
Ford Motor, Notes, 7.45%, 7/16/2031	1,650,000	1,662,312
GMAC Notes, 4.375%, 12/10/2007	1,550,000	1,574,358
Goldman Sachs, Notes, 4.75%, 7/15/2013	1,000,000	992,905
Heller Financial, Notes, 6.375%, 3/15/2006	220,000	240,661
Household Finance, Notes, 7.625%, 5/17/2032	225,000	280,364
International Lease Finance, Notes, 4.55%, 10/15/2009	1,700,000	1,758,545

Mellon Balanced Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Banking/Finance (continued)		
Kredit Wiederaufbau, Notes, 2.7%, 3/1/2007	885,000	888,711
Lehman Brothers, Notes, 7%, 2/1/2008	875,000	998,880
Morgan Stanley, Notes, 5.3%, 3/1/2013	750,000	783,503
Pemex Master Trust:		
Notes, 7.375%, 12/15/2014	925,000 [c]	1,016,575
Notes, 7.875%, 2/1/2009	1,250,000	1,432,500
		17,455,263
Collateralized Mortgage Obligations—.5%		
Federal Home Loan Mortgage Corp. Multiclass Mortgage Participation Ctfs.:		
Ser. 2480, Cl. PD, 6%, 11/15/2031	990,000	1,033,997
REMIC, Ser. 2503, Cl. PG, 6%, 4/15/2031	695,000	724,144
		1,758,141
Commercial Mortgage Pass-Through Ctfs.—1.9%		
ABN Amro Mortgage, Ser. 2002-1A, Cl. M, 5.633%, 6/25/2032	364,901	373,038
Asset Securization, Ser. 1995-MD IV, Cl. A1, 7.1%, 8/13/2029	584,592	626,595
Bank One Issuance Trust, Ser. 2003-C3, Cl. C3, 4.77%, 2/16/2016	1,800,000	1,765,907
GS Mortgage Securities II, Ser. 1998-GLII, Cl. A2, 6.562%, 4/13/2031	2,375,000	2,630,384
Harley-Davidson Motorcycle Trust, Ser. 2003-4, Cl. A2, 2.69%, 4/15/2011	1,250,000	1,262,618
Washington Mutual Mortgage Securities Corp., Ser. 2002-AR5, Cl. 1A3, 4.695%, 6/25/2032	228,158	230,390
Wells Fargo Mortgage Backed Securities, Ser. 2002-B, Cl. B1, 6.15%, 6/25/2032	164,216	166,376
		7,055,308
Foreign/Governmental—.7%		
Italy, Notes, 3.25%, 5/15/2009	875,000	873,311
Province of Ontario:		
Notes, 5.125%, 7/17/2012	500,000	534,012
Sr. Notes, 5.5%, 10/1/2008	865,000 [b]	949,109
Province of Quebec, Notes, 5%, 7/17/2009	315,000	337,483
		2,693,915
Industrial—1.8%		
Conoco Funding Notes, 6.35%, 10/15/2011	615,000	700,275
Federated Department Stores, Notes, 6.3%, 4/1/2009	775,000	867,513
General Electric, Notes, 5%, 2/1/2013	1,000,000	1,036,579
General Motors, Bonds, 8.375%, 7/15/2033	500,000	568,266
IBM, Notes, 4.75%, 11/29/2012	500,000	513,464
International Paper, Notes, 5.3%, 4/1/2015	1,000,000	1,005,366
Kellogg, Sr. Notes, 2.875%, 6/1/2008	700,000 [b]	689,241
Univision Communications, Sr. Notes, 3.5%, 10/15/2007	1,150,000	1,167,956
		6,548,660
Media/Telecommunications—1.5%		
Comcast, Bonds, 7.05%, 3/15/2033	885,000 [b]	978,511
Comcast Cable Communications, Sr. Notes, 6.875%, 6/15/2009	925,000	1,053,329
Sprint Capital, Gtd. Sr. Notes, 6.125%, 11/15/2008	950,000	1,035,268
Time Warner, Gtd. Notes, 6.95%, 1/15/2028	1,750,000	1,894,753
Verizon New York, Deb., 4.375%, 4/1/2032	500,000 [b]	569,894
		5,531,755
Real Estate Investment Trusts—.5%		
Liberty Property, Sr. Notes, 7.25%, 3/15/2011	1,500,000	**1,740,937**

Mellon Balanced Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs.—.4%		
Washington Mutual, Ser. 2003-S4, Cl. 4A1, 4%, 2/25/2032	785,765	771,677
Washington Mutual Mortgage Securities Corp., Ser. 2002-AR4, Cl. A7, 5.508%, 4/26/2032	568,649	576,649
		1,348,326
U.S. Governments—3.4%		
U.S. Treasury Bonds, 5.375%, 2/15/2031	6,830,000 [b]	7,361,989
U.S. Treasury Notes:		
4.375%, 5/15/2007	4,095,000 [b]	4,365,802
6%, 8/15/2009	750,000 [b]	860,415
		12,588,206
U.S. Government Agencies—4.7%		
Federal Farm Credit Bank,		
Bonds, 2.125%, 7/17/2006	925,000	926,856
Bonds, 2.375%, 10/2/2006	1,250,000	1,256,701
Federal Home Loan Bank:		
Bonds, 2.875%, 9/15/2006	390,000 [b]	397,206
Bonds, 3.5%, 4/22/2008	745,000	749,601
Bonds, 3.75%, 8/15/2007	670,000	694,476
Federal Home Loan Mortgage Corp.:		
Notes, 2.75%, 10/6/2006	995,000	1,003,299
Notes, 2.85%, 2/23/2007	925,000	934,631
Notes, 3%, 10/27/2006-7/22/2008	2,870,000	2,885,673
Notes, 3.05%, 1/19/2007	1,070,000	1,085,005
Notes, 3.125%, 8/25/2006	270,000	272,401
Notes, 5.875%, 3/21/2011	1,115,000	1,232,491
Federal National Mortgage Association,		
Notes, 2.03%, 2/9/2006	920,000	924,285
Notes, 2.875%, 5/19/2008	1,015,000	1,004,383
Bonds, 3.5%, 1/28/2008	3,090,000	3,120,310
Notes, 4%, 12/15/2008	1,110,000	1,126,608
		17,613,926
U.S. Government Agencies/ Mortgaged-Backed—11.7%		
Federal Home Loan Mortgage Corp.:		
4.5%, 6/1/2018	1,851,730	1,873,136
5.5%, 9/1/2006-10/1/2033	3,709,252	3,817,410
5.644%, 7/1/2031	445,004 [d]	455,070
6%, 8/1/2032-11/1/2032	1,466,055	1,529,113
6.5%, 8/1/2032	1,861,683	1,958,826

	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgaged-Backed (continued)		
Federal Home Loan Mortgage Corp. (continued):		
7%, 8/1/2029	348,047	369,581
8.5%, 6/1/2018	1,035,052 [b]	1,137,905
Federal National Mortgage Association:		
5%, 6/1/2018-3/1/2034	3,636,814	3,668,732
5.5%, 12/1/2017-1/1/2034	7,688,561	7,916,586
6%, 8/1/2029-11/1/2032	5,752,767	5,997,127
6.5%, 3/1/2017-8/1/2032	3,852,809	4,062,239
7%, 6/1/2009-6/1/2032	1,279,588	1,364,391
7.5%, 7/1/2032	725,766	777,702
8%, 2/1/2013	468,452	501,974
Ser. 333, Cl. 2, 5.5%, 3/1/2033 (Interest Only Obligation)	2,344,447	510,823
Government National Mortgage Association I:		
6%, 10/15/2008-10/15/2033	2,061,399	2,170,074
6.5%, 2/15/2024-5/15/2028	2,239,669	2,372,438
7%, 5/15/2023-11/15/2023	727,444	780,183
7.5%, 3/15/2027	345,111	372,178
8%, 2/15/2008	381,879	405,147
9%, 12/15/2009	752,211	817,555
Government National Mortgage Association II:		
6.5%, 4/20/2031	353,657	372,886
		43,231,076
Utilities—.7%		
Energy East, Notes, 6.75%, 6/15/2012	625,000	707,847
FPL Group Capital, Notes, 6.125%, 5/15/2007	700,000	770,620
Florida Power & Light, Notes, 5.95%, 10/1/2033	500,000	526,917
Virginia Electric & Power, Notes, 4.5%, 12/15/2010	500,000	510,692
		2,516,076
Total Bonds and Notes (cost $116,098,185)		**120,081,589**

Mellon Balanced Fund (continued)

Other Investments—22.9%	Shares	Value ($)
Registered Investment Companies:		
Mellon Emerging Markets Fund, Class M Shares	830,936	15,588,355
Mellon International Fund, Class M Shares	2,015,121	28,957,291
Mellon Mid Cap Stock Fund, Class M Shares	2,080,264	26,668,983
Mellon Small Cap Stock Fund, Class M Shares	864,723	13,351,329
Total Other Investments (cost $69,285,296)		**84,565,958**

Short-Term Investments—1.0%	Principal Amount ($)	Value ($)
Commercial Paper;		
American Express, 1.01%, 3/15/2004 (cost $3,880,000)		**3,880,000**

Investment of Cash Collateral for Securities Loaned—4.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund (cost $16,089,310)	16,089,310 [e]	**16,089,310**
Total Investments (cost $322,362,251)	**105.0%**	**388,576,066**
Liabilities, Less Cash and Receivables	**(5.0%)**	**(18,550,247)**
Net Assets	**100.0%**	**370,025,819**

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At February 29, 2004, the total market value of the fund's securities on loan is $15,588,327 and the total market value of the collateral held by the fund is $16,089,310.*

[c] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2004, this security amounted to $1,016,575 or .3% of net assets.*

[d] *Variable rate security—interest rate subject to periodic change.*

[e] *Investment in affiliated money market mutual fund.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2004 (Unaudited)

	Mellon Large Cap Stock Fund	Mellon Income Stock Fund	Mellon Mid Cap Stock Fund	Mellon Small Cap Stock Fund
Assets ($):				
Investments in securities— See Statement of Investments†—Note 2(c) (including securities on loan)††—Note 2(b):				
Unaffiliated issuers	1,676,973,466	270,315,332	1,248,752,288	746,946,484
Affiliated issuers	29,318,130	13,730,810	33,678,328	38,511,166
Cash	49,834	–	485,537	–
Receivable for investment securities sold	–	–	45,854,392	16,691,073
Dividends and interest receivable	2,586,234	728,564	947,451	560,218
Receivable for shares of Beneficial Interest subscribed	97,347	–	21,458	18,663
Prepaid expenses	32,001	11,844	23,139	10,372
	1,709,057,012	**284,786,550**	**1,329,762,593**	**802,737,976**
Liabilities ($):				
Due to The Dreyfus Corporation and affiliates—Note 3(a)	883,137	142,856	750,057	500,737
Due to Administrator—Note 3(a)	181,912	29,389	134,442	80,733
Cash overdraft due to Custodian	–	618,264	–	169,333
Payable for investment securities purchased	–	–	44,730,523	6,938,430
Liability for securities on loan—Note 2(b)	29,318,130	13,730,810	33,678,328	38,511,166
Payable for shares of Beneficial Interest redeemed	649,294	556,162	968,312	1,028,054
Accrued expenses	37,931	18,210	59,714	48,644
	31,070,404	**15,095,691**	**80,321,376**	**47,277,097**
Net Assets ($)	**1,677,986,608**	**269,690,859**	**1,249,441,217**	**755,460,879**
Composition of Net Assets ($):				
Paid-in capital	1,363,401,442	169,043,603	926,913,226	597,790,033
Accumulated undistributed (distributions in excess of) investment income—net	420,341	(50)	453,505	–
Accumulated investment (loss)—net	–	–	–	(289,793)
Accumulated net realized gain (loss) on investments	(152,048,553)	22,625,773	42,918,734	(5,479,486)
Accumulated net unrealized appreciation (depreciation) on investments	466,213,378	78,021,533	279,155,752	163,440,125
Net Assets ($)	**1,677,986,608**	**269,690,859**	**1,249,441,217**	**755,460,879**
Net Asset Value Per Share				
Class M Shares				
Net Assets ($)	1,674,761,715	268,696,280	1,214,095,672	751,938,359
Shares Outstanding	181,945,043	27,780,828	94,680,322	48,715,597
Net Asset Value Per Share ($)	**9.20**	**9.67**	**12.82**	**15.44**
Investor Shares				
Net Assets ($)	3,224,893	994,579	21,351,637	3,522,520
Shares Outstanding	350,524	102,459	1,669,277	230,092
Net Asset Value Per Share ($)	**9.20**	**9.71**	**12.79**	**15.31**
Dreyfus Premier Shares				
Net Assets ($)	–	–	13,993,908	–
Shares Outstanding	–	–	1,104,002	–
Net Asset Value Per Share ($)	**–**	**–**	**12.68**	**–**
† **Investments at cost ($):**				
Unaffiliated issuers	1,210,760,088	192,293,799	969,596,536	583,506,359
Affiliated issuers	29,318,130	13,730,810	33,678,328	38,511,166
†† **Value of securities on loan ($)**	**28,638,300**	**13,514,120**	**33,021,020**	**35,108,621**

See notes to financial statements.

	Mellon International Fund	Mellon Emerging Markets Fund	Mellon Balanced Fund
Assets ($):			
Investments in securities—See Statement of Investments† —Note 2(c) (including securities on loan)††—Note 2(b):			
Unaffiliated issuers	1,176,465,090	929,858,643	372,486,756
Affiliated issuers	3,282,176	1,424,400	16,089,310
Cash	1,814,422	2,818,539	–
Cash denominated in foreign currencies†††	7,003,851	19,410,715	–
Receivable for investment securites sold	13,231,746	4,200,712	4,961,144
Dividends and interest receivable	1,695,049	2,051,495	1,176,945
Receivable for shares of Beneficial Interest subscribed	36,758	37,007	–
Paydowns receivable	–	–	97,783
Prepaid expenses	22,625	20,391	19,406
	1,203,551,717	**959,821,902**	**394,831,344**
Liabilities ($):			
Due to The Dreyfus Corporation and affiliates—Note 3(a)	984,423	1,155,006	140,086
Due to Administrator—Note 3(a)	126,633	98,177	31,265
Cash overdraft due to Custodian	–	–	473,245
Payable for investment securities purchased	8,530,553	22,542,822	5,288,101
Liability for securities on loan—Note 2(b)	3,282,176	1,424,400	16,089,310
Bank loan payable—Note 5	–	–	2,750,000
Payable for shares of Beneficial Interest redeemed	542,605	81,780	9,400
Net unrealized depreciation on foreign currency exchange contracts—Note 2(f)	1,530	27,335	–
Interest payable—Note 5	–	–	651
Accrued expenses	46,215	50,591	23,467
	13,514,135	**25,380,111**	**24,805,525**
Net Assets ($)	**1,190,037,582**	**934,441,791**	**370,025,819**
Composition of Net Assets ($):			
Paid-in capital	992,159,046	695,444,844	318,479,318
Accumulated undistributed (distributions in excess of) investment income—net	(2,247,468)	(819,101)	331,406
Accumulated net realized gain (loss) on investments	(30,859,089)	17,944,726	(14,998,720)
Accumulated net unrealized appreciation (depreciation) on investments	–	–	66,213,815
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions	230,985,093	221,871,322	–
Net Assets ($)	**1,190,037,582**	**934,441,791**	**370,025,819**
Net Asset Value Per Share			
Class M Shares			
Net Assets ($)	1,189,561,407	933,778,390	369,448,034
Shares Outstanding	82,810,724	49,776,147	30,946,623
Net Asset Value Per Share ($)	**14.36**	**18.76**	**11.94**
Investor Shares			
Net Assets ($)	476,175	663,401	577,785
Shares Outstanding	31,999	35,146	48,323
Net Asset Value Per Share ($)	**14.88**	**18.88**	**11.96**
† **Investments at cost ($):**			
Unaffiliated issuers	945,567,015	708,105,515	306,272,941
Affiliated issuers	3,282,176	1,424,400	16,089,310
†† **Value of securities on loan ($)**	**3,116,293**	**1,382,855**	**15,588,327**
††† **Cash denominated in foreign currencies (cost) ($)**	**7,036,230**	**19,368,995**	**–**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2004 (Unaudited)

	Mellon Large Cap Stock Fund	Mellon Income Stock Fund	Mellon Mid Cap Stock Fund	Mellon Small Cap Stock Fund
Investment Income ($):				
Income:				
Cash dividends (net of $7,252 and $5,764 foreign taxes withheld at source for Mellon Income Stock Fund and Mellon Small Cap Stock Fund, respectively)	12,823,124	3,405,706	6,988,059	2,848,499
Interest	54,622	4,330	46,746	83,665
Income on securites lending	16,968	2,828	50,321	141,826
Total Income	**12,894,714**	**3,412,864**	**7,085,126**	**3,073,990**
Expenses:				
Investment advisory fee—Note 3(a)	5,113,577	867,174	4,341,538	2,812,392
Administration fee—Note 3(a)	1,089,307	184,770	801,509	457,994
Custodian fees—Note 3(c)	62,380	13,185	49,306	45,980
Trustees' fees and expenses—Note 3(d)	39,797	4,955	19,974	14,478
Registration fees	13,203	13,813	12,276	18,302
Legal fees	12,506	742	7,501	3,353
Auditing fees	9,173	11,403	7,031	6,693
Shareholder servicing costs—Note 3(c)	3,622	1,417	51,331	4,591
Prospectus and shareholders' reports	3,231	2,224	13,502	–
Distribution fees—Note 3(b)	–	–	53,230	–
Interest expense—Note 5	–	292	282	–
Miscellaneous	9,532	3,270	3,609	–
Total Expenses	**6,356,328**	**1,103,245**	**5,361,089**	**3,363,783**
Investment Income (Loss)—Net	**6,538,386**	**2,309,619**	**1,724,037**	**(289,793)**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):				
Net realized gain (loss) on investments	29,154,537	30,442,594	95,790,763	30,804,627
Net unrealized appreciation (depreciation) on investments	160,950,548	6,289,391	76,967,496	73,201,371
Net Realized and Unrealized Gain (Loss) on Investments	**190,105,085**	**36,731,985**	**172,758,259**	**104,005,998**
Net Increase in Net Assets Resulting from Operations	**196,643,471**	**39,041,604**	**174,482,296**	**103,716,205**

See notes to financial statements.

	Mellon International Fund	Mellon Emerging Markets Fund	Mellon Balanced Fund
Investment Income ($):			
Income:			
Cash dividends (net of $561,152 and $641,454 foreign taxes withheld at source for Mellon International Fund and Mellon Emerging Markets Fund, respectively)	5,405,778	6,320,159	1,858,240
Interest	188,091	157,276	2,855,171
Income on securites lending	59,393	40,789	7,663
Total Income	**5,653,262**	**6,518,224**	**4,721,074**
Expenses:			
Investment advisory fee—Note 3(a)	4,234,020	4,198,758	821,706
Administration fee—Note 3(a)	689,430	505,167	193,915
Custodian fees—Note 3(c)	526,431	805,300	21,465
Registration fees	34,823	43,264	4,592
Trustees' fees and expenses—Note 3(d)	15,635	10,822	7,410
Auditing fees	11,394	12,167	9,611
Prospectus and shareholders' reports	3,464	2,748	2,635
Legal fees	2,663	2,239	1,989
Shareholder servicing costs—Note 3(c)	559	725	689
Interest expense—Note 5	–	–	651
Miscellaneous	5,531	2,934	6,047
Total Expenses	**5,523,950**	**5,584,124**	**1,070,710**
Less—reduction in investment advisory fee due to undertaking—Note 3(a)	(35,251)	(75,966)	–
Net Expenses	**5,488,699**	**5,508,158**	**1,070,710**
Investment Income—Net	**164,563**	**1,010,066**	**3,650,364**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):			
Net realized gain (loss) on investments	–	–	3,233,947
Net realized gain (loss) on investments and foreign currency transactions	22,995,426	29,179,835	–
Net realized gain (loss) on foreign currency exchange contracts	407,691	(122,605)	–
Net Realized Gain (Loss)	**23,403,117**	**29,057,230**	**3,233,947**
Net unrealized appreciation (depreciation) on investments	–	–	33,373,554
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	184,066,227	148,711,692	–
Net Realized and Unrealized Gain (Loss) on Investments	**207,469,344**	**177,768,922**	**36,607,501**
Net Increase in Net Assets Resulting from Operations	**207,633,907**	**178,778,988**	**40,257,865**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Mellon Large Cap Stock Fund		Mellon Income Stock Fund	
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Operations ($):				
Investment income—net	6,538,386	11,088,535	2,309,619	4,545,065
Net realized gain (loss) on investments	29,154,537	(58,361,648)	30,442,594	(3,396,197)
Net unrealized appreciation (depreciation) on investments	160,950,548	127,750,849	6,289,391	8,554,469
Net Increase (Decrease) in Net Assets Resulting from Operations	**196,643,471**	**80,477,736**	**39,041,604**	**9,703,337**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(6,756,901)	(11,001,406)	(2,460,963)	(4,470,560)
Investor Shares	(8,319)	(6,894)	(6,491)	(8,289)
Net realized gain on investments:				
Class M Shares	–	–	(3,983,636)	(2,323,741)
Investor Shares	–	–	(14,224)	(3,936)
Total Dividends	**(6,765,220)**	**(11,008,300)**	**(6,465,314)**	**(6,806,526)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	90,051,428	241,867,720	7,340,429	28,517,810
Investor Shares	1,318,518	1,384,549	36,644	604,610
Dividends reinvested:				
Class M Shares	418,640	513,069	2,627,126	1,566,906
Investor Shares	6,980	4,899	20,715	11,433
Cost of shares redeemed:				
Class M Shares	(85,127,452)	(220,945,860)	(44,795,560)	(168,743,501)
Investor Shares	(535,518)	(166,053)	(279,514)	(150,287)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**6,132,596**	**22,658,324**	**(35,050,160)**	**(138,193,029)**
Total Increase (Decrease) In Net Assets	**196,010,847**	**92,127,760**	**(2,473,870)**	**(135,296,218)**
Net Assets ($):				
Beginning of Period	1,481,975,761	1,389,848,001	272,164,729	407,460,947
End of Period	**1,677,986,608**	**1,481,975,761**	**269,690,859**	**272,164,729**
Undistributed (distributions in excess of) investment income—net	420,341	647,175	(50)	157,785
Capital Share Transactions (Shares):				
Class M Shares				
Shares sold	10,292,971	31,990,213	804,417	3,568,229
Shares issued for dividends reinvested	47,889	67,845	280,425	202,307
Shares redeemed	(9,769,541)	(29,340,146)	(4,958,688)	(21,472,599)
Net Increase (Decrease) in Shares Outstanding	**571,319**	**2,717,912**	**(3,873,846)**	**(17,702,063)**
Investor Shares				
Shares sold	153,576	178,317	4,108	71,813
Shares issued for dividends reinvested	797	633	2,222	1,442
Shares redeemed	(63,822)	(22,263)	(29,779)	(18,323)
Net Increase (Decrease) in Shares Outstanding	**90,551**	**156,687**	**(23,449)**	**54,932**

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
See notes to financial statements.

	Mellon Mid Cap Stock Fund		Mellon Small Cap Stock Fund	
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a,b]	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Operations ($):				
Investment income (loss)—net	1,724,037	4,471,729	(289,793)	(83,512)
Net realized gain (loss) on investments	95,790,763	(36,704,162)	30,804,627	(14,624,022)
Net unrealized appreciation (depreciation) on investments	76,967,496	165,666,943	73,201,371	112,536,737
Net Increase (Decrease) in Net Assets Resulting from Operations	**174,482,296**	**133,434,510**	**103,716,205**	**97,829,203**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(3,197,924)	(3,035,413)	–	–
Investor Shares	(10,284)	(36,714)	–	–
Total Dividends	**(3,208,208)**	**(3,072,127)**	**–**	**–**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	68,944,136	171,878,442	121,630,423	202,921,762
Investor Shares	2,706,955	4,159,876	338,182	395,130
Dreyfus Premier Shares	132,549	1,126,540	–	–
Net assets received in connection with reorganization—Note 1:				
Class M Shares	–	184,065,900	–	–
Investor Shares	–	17,131,194	–	–
Dreyfus Premier Shares	–	18,147,908	–	–
Dividends reinvested:				
Class M Shares	668,015	602,680	–	–
Investor Shares	9,269	32,664	–	–
Cost of shares redeemed:				
Class M Shares	(95,583,835)	(249,328,670)	(31,081,789)	(92,875,422)
Investor Shares	(2,451,851)	(6,154,677)	(892,098)	(1,250,435)
Dreyfus Premier Shares	(3,207,813)	(4,885,386)	–	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(28,782,575)**	**136,776,471**	**89,994,718**	**109,191,035**
Total Increase (Decrease) In Net Assets	**142,491,513**	**267,138,854**	**193,710,923**	**207,020,238**
Net Assets ($):				
Beginning of Period	1,106,949,704	839,810,850	561,749,956	354,729,718
End of Period	**1,249,441,217**	**1,106,949,704**	**755,460,879**	**561,749,956**
Undistributed investment income (loss)—net	453,505	1,937,676	(289,793)	–

	Mellon Mid Cap Stock Fund		Mellon Small Cap Stock Fund	
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a,b]	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Capital Share Transactions:				
Class M Shares				
Shares sold	5,786,638	19,653,690	8,489,044	18,793,953
Shares issued in connection with reorganization–Note 1	–	18,726,817	–	–
Shares issued for dividends reinvested	55,576	63,574	–	–
Shares redeemed	(8,184,106)	(26,045,293)	(2,150,321)	(8,456,105)
Net Increase (Decrease) in Shares Outstanding	**(2,341,892)**	**12,398,788**	**6,338,723**	**10,337,848**
Investor Shares[c]				
Shares sold	230,925	446,260	23,145	35,304
Shares issued in connection with reorganization–Note 1	–	1,746,630	–	–
Shares issued for dividends reinvested	773	3,453	–	–
Shares redeemed	(205,216)	(627,851)	(66,614)	(115,498)
Net Increase (Decrease) in Shares Outstanding	**26,482**	**1,568,492**	**(43,469)**	**(80,194)**
Dreyfus Premier Shares[c]				
Shares sold	10,911	32,203	–	–
Shares issued in connection with reorganization–Note 1	–	1,850,160	–	–
Shares redeemed	(274,556)	(514,716)	–	–
Net Increase (Decrease) in Shares Outstanding	**(263,645)**	**1,367,647**	**–**	**–**

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *Mellon Mid Cap Stock Fund commenced selling Dreyfus Premier shares on September 6, 2002.*

[c] *During the period ended February 29, 2004, 178,214 Dreyfus Premier shares of Mellon Mid Cap Stock Fund representing $2,078,510 were automatically converted to 173,984 Investor shares and during the period ended August 31, 2003, 220,359 Dreyfus Premier shares of Mellon Mid Cap Stock Fund representing $2,118,822 were automatically converted to 219,772 Investor shares.*

See notes to financial statements.

	Mellon International Fund		Mellon Emerging Markets Fund	
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Operations ($):				
Investment income—net	164,563	11,996,706	1,010,066	4,324,967
Net realized gain (loss) on investments	23,403,117	(35,005,301)	29,057,230	571,352
Net unrealized appreciation (depreciation) on investments	184,066,227	99,096,713	148,711,692	80,847,122
Net Increase (Decrease) in Net Assets Resulting from Operations	**207,633,907**	**76,088,118**	**178,778,988**	**85,743,441**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(13,996,941)	(7,490,466)	(5,321,756)	(1,699,272)
Investor Shares	(1,305)	(31,368)	(2,048)	(56)
Net realized gain on investments:				
Class M Shares	–	–	(10,285,746)	(3,966,227)
Investor Shares	–	–	(5,743)	(178)
Total Dividends	**(13,998,246)**	**(7,521,834)**	**(15,615,293)**	**(5,665,733)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	196,184,760	319,838,213	250,659,315	324,252,671
Investor Shares	384,063	6,870,745	337,385	3,991,132
Dividends reinvested:				
Class M Shares	3,066,659	1,326,083	7,970,340	3,230,659
Investor Shares	1,241	196	6,955	159
Cost of shares redeemed:				
Class M Shares	(23,848,272)	(112,619,325)	(13,974,207)	(26,493,803)
Investor Shares	(262,668)	(9,260,128)	(83,019)	(4,525,995)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**175,525,783**	**206,155,784**	**244,916,769**	**300,454,823**
Total Increase (Decrease) In Net Assets	**369,161,444**	**274,722,068**	**408,080,464**	**380,532,531**
Net Assets ($):				
Beginning of Period	820,876,138	546,154,070	526,361,327	145,828,796
End of Period	**1,190,037,582**	**820,876,138**	**934,441,791**	**526,361,327**
Undistributed (distributions in excess of) investment income—net	(2,247,468)	11,586,215	(819,101)	3,494,637
Capital Share Transactions (Shares):				
Class M Shares				
Shares sold	14,684,714	31,503,960	14,872,346	25,425,397
Shares issued for dividends reinvested	235,202	131,687	457,802	278,505
Shares redeemed	(1,806,588)	(11,218,300)	(819,367)	(2,213,278)
Net Increase (Decrease) in Shares Outstanding	**13,113,328**	**20,417,347**	**14,510,781**	**23,490,624**
Investor Shares				
Shares sold	27,197	654,446	19,287	290,749
Shares issued for dividends reinvested	92	19	397	14
Shares redeemed	(20,706)	(857,253)	(5,385)	(325,214)
Net Increase (Decrease) in Shares Outstanding	**6,583**	**(202,788)**	**14,299**	**(34,451)**

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
See notes to financial statements.

	Mellon Balanced Fund	
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Operations ($):		
Investment income—net	3,650,364	8,648,881
Net realized gain (loss) on investments	3,233,947	(6,281,359)
Net unrealized appreciation (depreciation) on investments	33,373,554	23,127,446
Net Increase (Decrease) in Net Assets Resulting from Operations	**40,257,865**	**25,494,968**
Dividends to Shareholders from ($):		
Investment income—net:		
Class M Shares	(3,688,941)	(8,761,192)
Investor Shares	(3,620)	(9,327)
Total Dividends	**(3,692,561)**	**(8,770,519)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	6,385,814	22,360,720
Investor Shares	95,129	1,173,458
Dividends reinvested:		
Class M Shares	56,365	129,079
Investor Shares	1,613	4,215
Cost of shares redeemed:		
Class M Shares	(21,911,743)	(62,887,729)
Investor Shares	–	(924,727)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(15,372,822)**	**(40,144,984)**
Total Increase (Decrease) In Net Assets	**21,192,482**	**(23,420,535)**
Net Assets ($):		
Beginning of Period	348,833,337	372,253,872
End of Period	**370,025,819**	**348,833,337**
Undistributed investment income—net	331,406	373,603
Capital Share Transactions (Shares:)		
Class M Shares		
Shares sold	560,652	2,219,800
Shares issued for dividends reinvested	4,920	12,757
Shares redeemed	(1,906,347)	(6,154,751)
Net Increase (Decrease) in Shares Outstanding	**(1,340,775)**	**(3,922,194)**
Investor Shares		
Shares sold	8,224	114,744
Shares issued for dividends reinvested	141	415
Shares redeemed	–	(91,228)
Net Increase (Decrease) in Shares Outstanding	**8,365**	**23,931**

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each fund for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

	Class M Shares			
	Six Months Ended February 29, 2004	Year Ended August 31,		
Mellon Large Cap Stock Fund	(Unaudited)	2003[a]	2002	2001[b]
Per Share Data ($):				
Net asset value, beginning of period	8.16	7.77	9.52	12.50
Investment Operations:				
Investment income—net[c]	.04	.06	.05	.03
Net realized and unrealized gain (loss) on investments	1.04	.39	(1.59)	(2.97)
Total from Investment Operations	1.08	.45	(1.54)	(2.94)
Distributions:				
Dividends from investment income—net	(.04)	(.06)	(.05)	(.03)
Dividends from net realized gain on investments	–	–	(.16)	(.01)
Total Distributions	(.04)	(.06)	(.21)	(.04)
Net asset value, end of period	9.20	8.16	7.77	9.52
Total Return (%)	13.35[d]	5.76	(16.47)	(23.55)[d]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.40[d]	.81	.81	.75[d]
Ratio of net investment income to average net assets	.41[d]	.83	.56	.27[d]
Portfolio Turnover Rate	23.51[d]	56.96	44.26	45.08[d]
Net Assets, end of period ($ x 1,000)	1,674,762	1,479,855	1,389,045	1,857,167

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *From October 2, 2000 (commencement of operations) to August 31, 2001.*
[c] *Based on average shares outstanding at each month end.*
[d] *Not annualized.*
See notes to financial statements.

Mellon Large Cap Stock Fund	Investor Shares Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003	2002	2001[a]
Per Share Data ($):				
Net asset value, beginning of period	8.16	7.77	9.52	9.99
Investment Operations:				
Investment income (loss)—net[b]	.02	.04	.03	(.00)[c]
Net realized and unrealized gain (loss) on investments	1.05	.39	(1.59)	(.47)
Total from Investment Operations	1.07	.43	(1.56)	(.47)
Distributions:				
Dividends from investment income—net	(.03)	(.04)	(.03)	(.00)[c]
Dividends from net realized gain on investments	–	–	(.16)	–
Total Distributions	(.03)	(.04)	(.19)	(.00)[c]
Net asset value, end of period	9.20	8.16	7.77	9.52
Total Return (%)	13.09[d]	5.50	(16.65)	(4.69)[d]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.53[d]	1.07	1.07	.23[d]
Ratio of net investment income (loss) to average net assets	.29[d]	.56	.31	(.05)[d]
Portfolio Turnover Rate	23.51[d]	56.96	44.26	45.08[d]
Net Assets, end of period ($ x 1,000)	3,225	2,121	803	1,496

[a] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
See notes to financial statements.

	Class M Shares			
	Six Months Ended February 29, 2004	Year Ended August 31,		
Mellon Income Stock Fund	(Unaudited)	2003[a]	2002[b]	2001[c]
Per Share Data ($):				
Net asset value, beginning of period	8.56	8.24	10.39	12.50
Investment Operations:				
Investment income—net[d]	.08	.12	.11	.09
Net realized and unrealized gain (loss) on investments	1.26	.37	(1.56)	(1.96)
Total from Investment Operations	1.34	.49	(1.45)	(1.87)
Distributions:				
Dividends from investment income—net	(.09)	(.12)	(.11)	(.09)
Dividends from net realized gain on investments	(.14)	(.05)	(.59)	(.15)
Total Distributions	(.23)	(.17)	(.70)	(.24)
Net asset value, end of period	9.67	8.56	8.24	10.39
Total Return (%)	15.73[e]	6.19	(14.94)	(15.12)[e]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.41[e]	.83	.82	.77[e]
Ratio of net investment income to average net assets	.86[e]	1.48	1.19	.78[e]
Portfolio Turnover Rate	40.27[e]	12.82	30.35	30.28[e]
Net Assets, end of period ($ x 1,000)	268,696	271,085	406,875	631,743

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. There was no effect of this change for the period ended August 31, 2002 and the ratios were not affected by this change. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[d] *Based on average shares outstanding at each month end.*

[e] *Not annualized.*

See notes to financial statements.

Mellon Income Stock Fund	Investor Shares Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003	2002[a]	2001[b]
Per Share Data ($):				
Net asset value, beginning of period	8.58	8.25	10.40	10.66
Investment Operations:				
Investment income—net[c]	.07	.10	.10	.02
Net realized and unrealized gain (loss) on investments	1.26	.38	(1.57)	(.27)
Total from Investment Operations	1.33	.48	(1.47)	(.25)
Distributions:				
Dividends from investment income—net	(.06)	(.10)	(.09)	(.01)
Dividends from net realized gain on investments	(.14)	(.05)	(.59)	–
Total Distributions	(.20)	(.15)	(.68)	(.01)
Net asset value, end of period	9.71	8.58	8.25	10.40
Total Return (%)	15.56[d]	6.03	(15.15)	(2.32)[d]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.53[d]	1.09	1.09	.20[d]
Ratio of net investment income to average net assets	.74[d]	1.21	1.08	.16[d]
Portfolio Turnover Rate	40.27[d]	12.82	30.35	30.28[d]
Net Assets, end of period ($ x 1,000)	995	1,080	586	163

[a] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. There was no effect of this change for the period ended August 31, 2002 and the ratios were not affected by this change. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

See notes to financial statements.

	Class M Shares			
	Six Months Ended February 29, 2004	Year Ended August 31,		
Mellon Mid Cap Stock Fund	(Unaudited)	2003[a]	2002	2001[b]
Per Share Data ($):				
Net asset value, beginning of period	11.07	9.92	11.20	12.50
Investment Operations:				
Investment income—net[c]	.02	.05	.04	.02
Net realized and unrealized gain (loss) on investments	1.76	1.13	(1.29)	(1.32)
Total from Investment Operations	1.78	1.18	(1.25)	(1.30)
Distributions:				
Dividends from investment income—net	(.03)	(.03)	(.03)	(.00)[d]
Net asset value, end of period	12.82	11.07	9.92	11.20
Total Return (%)	16.14[e]	11.94	(11.21)	(10.39)[e]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.45[e]	.92	.93	.85[e]
Ratio of net investment income to average net assets	.16[e]	.47	.33	.14[e]
Portfolio Turnover Rate	42.55[e]	67.97	61.20	59.63[e]
Net Assets, end of period ($ x 1,000)	1,214,096	1,073,837	839,075	850,110

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *From October 2, 2000 (commencement of operations) to August 31, 2001.*
[c] *Based on average shares outstanding at each month end.*
[d] *Amount represents less than $.01 per share.*
[e] *Not annualized.*
See notes to financial statements.

Mellon Mid Cap Stock Fund	Investor Shares Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003	2002	2001[a]
Per Share Data ($):				
Net asset value, beginning of period	11.03	9.90	11.19	11.32
Investment Operations:				
Investment income (loss)—net[b]	.00[c]	.02	(.00)[c]	(.00)[c]
Net realized and unrealized gain (loss) on investments	1.77	1.13	(1.28)	(.13)
Total from Investment Operations	1.77	1.15	(1.28)	(.13)
Distributions:				
Dividends from investment income—net	(.01)	(.02)	(.01)	–
Net asset value, end of period	12.79	11.03	9.90	11.19
Total Return (%)	16.01[d]	11.66	(11.44)	(1.15)[d]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.58[d]	1.20	1.25	.20[d]
Ratio of net investment income (loss) to average net assets	.03[d]	.19	(.00)[e]	(.03)[d]
Portfolio Turnover Rate	42.55[d]	67.97	61.20	59.63[d]
Net Assets, end of period ($ x 1,000)	21,352	18,117	736	140

[a] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
[e] *Amount represents less than .01%.*
See notes to financial statements.

	Premier Shares	
Mellon Mid Cap Stock Fund	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Per Share Data ($):		
Net asset value, beginning of period	10.96	9.81
Investment Operations:		
Investment (loss)–net[b]	(.04)	(.06)
Net realized and unrealized gain (loss) on investments	1.76	1.21
Total from Investment Operations	1.72	1.15
Net asset value, end of period	12.68	10.96
Total Return (%)[c]	15.69	11.72
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets[c]	.95	1.95
Ratio of net investment (loss) to average net assets[c]	(.34)	(.58)
Portfolio Turnover Rate	42.55[c]	67.97
Net Assets, end of period ($ x 1,000)	13,994	14,996

[a] *From the close of business on September 6, 2002 (date the fund began offering Dreyfus Premier shares) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

Mellon Small Cap Stock Fund	Class M Shares Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]	2002	2001[b]
Per Share Data ($):				
Net asset value, beginning of period	13.17	10.95	11.99	12.50
Investment Operations:				
Investment (loss)—net[c]	(.01)	(.00)[d]	(.03)	(.01)
Net realized and unrealized gain (loss) on investments	2.28	2.22	(1.01)	(.50)
Total from Investment Operations	2.27	2.22	(1.04)	(.51)
Net asset value, end of period	15.44	13.17	10.95	11.99
Total Return (%)	17.24[e]	20.27	(8.67)	(4.08)[e]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.50[e]	1.03	1.05	.96[e]
Ratio of net investment (loss) to average net assets	(.04)[e]	(.02)	(.27)	(.09)[e]
Decrease reflected in above expense ratios due to undertakings by the Investment Advisor and Administrator	—	.01	.02	.04[e]
Portfolio Turnover Rate	40.77[e]	91.99	76.66	101.57[e]
Net Assets, end of period ($ x 1,000)	751,938	558,172	350,873	151,440

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *From October 2, 2000 (commencement of operations) to August 31, 2001.*
[c] *Based on average shares outstanding at each month end.*
[d] *Amount represents less than $.01 per share.*
[e] *Not annualized.*
See notes to financial statements.

	Investor Shares			
	Six Months Ended February 29, 2004	Year Ended August 31,		
Mellon Small Cap Stock Fund	(Unaudited)	2003	2002	2001[a]
Per Share Data ($):				
Net asset value, beginning of period	13.08	10.90	11.98	11.95
Investment Operations:				
Investment (loss)—net[b]	(.02)	(.03)	(.06)	(.01)
Net realized and unrealized gain (loss) on investments	2.25	2.21	(1.02)	.04
Total from Investment Operations	2.23	2.18	(1.08)	.03
Net asset value, end of period	15.31	13.08	10.90	11.98
Total Return (%)	17.05[c]	20.00	(9.02)	.25[c]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.63[c]	1.28	1.30	.19[c]
Ratio of net investment (loss) to average net assets	(.16)[c]	(.27)	(.51)	(.06)[c]
Decrease reflected in above expense ratios due to undertakings by the Investment Advisor and Administrator	–	.01	.02	.01[c]
Portfolio Turnover Rate	40.77[c]	91.99	76.66	101.57[c]
Net Assets, end of period ($ x 1,000)	3,523	3,578	3,857	1

[a] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

Mellon International Fund	Class M Shares Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]	2002	2001[b]
Per Share Data ($):				
Net asset value, beginning of period	11.77	11.03	12.08	12.50
Investment Operations:				
Investment income—net[c]	.00[d]	.20	.18	.16
Net realized and unrealized gain (loss) on investments	2.78	.68	(1.07)	(.58)
Total from Investment Operations	2.78	.88	(.89)	(.42)
Distributions:				
Dividends from investment income—net	(.19)	(.14)	(.15)	(.00)[d]
Dividends from net realized gain on investments	–	–	(.01)	–
Total Distributions	(.19)	(.14)	(.16)	(.00)[d]
Net asset value, end of period	14.36	11.77	11.03	12.08
Total Return (%)	23.84[e]	8.19	(7.39)	(3.33)[e]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.55[e]	1.05	1.05	.96[e]
Ratio of net investment income to average net assets	.02[e]	1.99	1.59	1.31[e]
Decrease reflected in above expense ratios due to undertakings by the Investment Adviser and Administrator	.00[e,f]	.07	.07	.08[e]
Portfolio Turnover Rate	17.71[e]	36.52	24.63	34.27[e]
Net Assets, end of period ($ x 1,000)	1,189,561	820,568	543,566	398,759

[a] *Effective December 16, 2002, MPAM shares were as redesignated as Class M shares.*
[b] *From October 2, 2000 (commencement of operations) to August 31, 2001.*
[c] *Based on average shares outstanding at each month end.*
[d] *Amount represents less than $.01 per share.*
[e] *Not annualized.*
[f] *Amount represents less than .01%.*
See notes to financial statements.

Mellon International Fund	Investor Shares: Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003	2002	2001[a]
Per Share Data ($):				
Net asset value, beginning of period	12.13	11.34	12.08	11.98
Investment Operations:				
Investment income (loss)—net[b]	(.00)[c]	.13	.24	(.00)[c]
Net realized and unrealized gain (loss) on investments	2.83	.78	(.97)	.10
Total from Investment Operations	2.83	.91	(.73)	.10
Distributions:				
Dividends from investment income—net	(.08)	(.12)	–	–
Dividends from net realized gain on investments	–	–	(.01)	–
Total Distributions	(.08)	(.12)	(.01)	–
Net asset value, end of period	14.88	12.13	11.34	12.08
Total Return (%)	23.44[d]	8.24	(5.95)	.75[d]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.67[d]	1.30	1.30	.22[d]
Ratio of net investment income (loss) to average net assets	(.04)[d]	1.10	2.16	(.01)[d]
Decrease reflected in above expense ratios due to undertakings by the Investment Adviser and Administrator	.00[d,e]	.06	.08	.01[d]
Portfolio Turnover Rate	17.71[d]	36.52	24.63	34.27[d]
Net Assets, end of period ($ x 1,000)	476	308	2,588	28

[a] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
[e] *Amount represents less than .01%.*
See notes to financial statements.

Mellon Emerging Markets Fund	Class M Shares			
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31,		
		2003[a]	2002	2001[b]
Per Share Data ($):				
Net asset value, beginning of period	14.92	12.33	11.86	12.50
Investment Operations:				
Investment income—net[c]	.02	.22	.24	.28
Net realized and unrealized gain (loss) on investments	4.17	2.77	.75	(.87)
Total from Investment Operations	4.19	2.99	.99	(.59)
Distributions:				
Dividends from investment income—net	(.12)	(.12)	(.19)	(.05)
Dividends from net realized gain on investments	(.23)	(.28)	(.33)	(.00)[d]
Total Distributions	(.35)	(.40)	(.52)	(.05)
Net asset value, end of period	18.76	14.92	12.33	11.86
Total Return (%)	28.26[e]	25.18	8.48	(4.68)[e]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.75[e]	1.35	1.35	1.24[e]
Ratio of net investment income to average net assets	.14[e]	1.77	1.86	2.24[e]
Decrease reflected in above expense ratios due to undertakings by the Investment Adviser and Administrator	.01[e]	.26	.33	.42[e]
Portfolio Turnover Rate	17.71[e]	26.43	55.00	44.74[e]
Net Assets, end of period ($ x 1,000)	933,778	526,049	145,144	54,863

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *From October 2, 2000 (commencement of operations) to August 31, 2001.*
[c] *Based on average shares outstanding at each month end.*
[d] *Amount represents less than $.01 per share.*
[e] *Not annualized.*
See notes to financial statements.

	Investor Shares			
	Six Months Ended February 29, 2004	Year Ended August 31,		
Mellon Emerging Markets Fund	(Unaudited)	2003	2002	2001[a]
Per Share Data ($):				
Net asset value, beginning of period	15.00	12.38	11.92	12.17
Investment Operations:				
Investment income (loss)—net[b]	(.00)[c]	.17	.11	.03
Net realized and unrealized gain (loss) on investments	4.19	2.82	.86	(.28)
Total from Investment Operations	4.19	2.99	.97	(.25)
Distributions:				
Dividends from investment income—net	(.08)	(.09)	(.18)	–
Dividends from net realized gain on investments	(.23)	(.28)	(.33)	–
Total Distributions	(.31)	(.37)	(.51)	–
Net asset value, end of period	18.88	15.00	12.38	11.92
Total Return (%)	28.11[d]	24.99	8.26	(2.06)[d]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.87[d]	1.60	1.60	.23[d]
Ratio of net investment income (loss) to average net assets	(.02)[d]	1.12	.88	.03[d]
Decrease reflected in above expense ratios due to undertakings by the Investment Adviser and Administrator	.01[d]	.25	.30	.04[d]
Portfolio Turnover Rate	17.71[d]	26.43	55.00	44.74[d]
Net Assets, end of period ($ x 1,000)	663	313	684	1

[a] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
See notes to financial statements.

Mellon Balanced Fund	Class M Shares Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]	2002[b]	2001[c]
Per Share Data ($):				
Net asset value, beginning of period	10.79	10.28	11.39	12.50
Investment Operations:				
Investment income—net[d]	.11	.25	.31	.32
Net realized and unrealized gain (loss) on investments	1.16	.51	(.92)	(1.11)
Total from Investment Operations	1.27	.76	(.61)	(.79)
Distributions:				
Dividends from investment income—net	(.12)	(.25)	(.30)	(.32)
Dividends from net realized gain on investments	–	–	(.20)	–
Total Distributions	(.12)	(.25)	(.50)	(.32)
Net asset value, end of period	11.94	10.79	10.28	11.39
Total Return (%)	11.79[e]	7.68	(5.70)	(6.38)[e]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.29[e]	.62	.63	.59[e]
Ratio of net investment income to average net assets	1.01[e]	2.41	2.81	2.70[e]
Decrease reflected in above expense ratios due to undertakings by the Investment Adviser and Administrator	–	–	.00[f]	.00[e,f]
Portfolio Turnover Rate	32.73[e]	83.22	90.36	75.62[e]
Net Assets, end of period ($ x 1,000)	369,448	348,402	372,089	412,801

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share by $.00, decrease net realized and unrealized gain (loss) on investments per share by $.00 and increase the ratio of net investment income to average net assets from 2.79% to 2.81%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[d] *Based on average shares outstanding at each month end.*

[e] *Not annualized.*

[f] *Amount represents less than .01%.*

See notes to financial statements.

	Investor Shares			
	Six Months Ended February 29, 2004	Year Ended August 31,		
Mellon Balanced Fund	(Unaudited)	2003	2002[a]	2001[b]
Per Share Data ($):				
Net asset value, beginning of period	10.79	10.27	11.39	11.53
Investment Operations:				
Investment income—net[c]	.10	.23	.27	.04
Net realized and unrealized gain (loss) on investments	1.15	.51	(.91)	(.13)
Total from Investment Operations	1.25	.74	(.64)	(.09)
Distributions:				
Dividends from investment income—net	(.08)	(.22)	(.28)	(.05)
Dividends from net realized gain on investments	–	–	(.20)	–
Total Distributions	(.08)	(.22)	(.48)	(.05)
Net asset value, end of period	11.96	10.79	10.27	11.39
Total Return (%)	11.64[d]	7.52	(5.91)	(.88)[d]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.42[d]	.87	.89	.16[d]
Ratio of net investment income to average net assets	.88[d]	2.13	2.45	.32[d]
Decrease reflected in above expense ratios due to undertakings by the Investment Adviser and Administrator	–	–	.00[e]	–
Portfolio Turnover Rate	32.73[d]	83.22	90.36	75.62[d]
Net Assets, end of period ($ x 1,000)	578	431	165	1

[a] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 2.43% to 2.45%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Amount represents less than .01%.*

See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following diversified equity funds and balanced fund: Mellon Large Cap Stock Fund, Mellon Income Stock Fund, Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund, Mellon Emerging Markets Fund and Mellon Balanced Fund (each, a "fund" and collectively, the "funds"). Mellon Large Cap Stock Fund seeks investments returns (consisting of capital appreciation and income) that are consistently superior to those of the Standard & Poor's 500 Composite Stock Price Index. Mellon Income Stock Fund seeks to exceed the total return performance of the Russell 1000 Value Index over time. Mellon Mid Cap Stock Fund seeks investment returns (consisting of capital appreciation and income) that are consistently superior to those of the Standard & Poor's MidCap 400 Index. Mellon Small Cap Stock Fund seeks total investment returns (consisting of capital appreciation and income) that surpass those of the Standard & Poor's SmallCap 600 Index. Mellon International Fund and Mellon Emerging Markets Fund seek long-term capital growth. Mellon Balanced Fund seeks long-term growth of principal in conjunction with current income. Mellon Fund Advisers, a division of The Dreyfus Corporation ("Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation, serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund and in the Dreyfus Premier class shares of Mellon Mid Cap Stock Fund. Dreyfus Premier shares of Mellon Mid Cap Stock Fund are subject to a contingent deferred sales charge ("CDSC") imposed on redemptions of Dreyfus Premier shares made within six years of purchase and automatically convert to Investor class shares after six years. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class, the shareholder services plan applicable to the Investor shares and Dreyfus Premier shares and the Rule 12b-1 plan applicable to the Dreyfus Premier shares and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

On September 6, 2002, pursuant to an Agreement and Plan of Reorganization previously approved by the Trust's Board, all of the assets, subject to the liabilities, of Dreyfus Premier Small Company Stock Fund ("Premier Small Company Fund"), a series of The Dreyfus/Laurel Funds, Inc., were transferred to MPAM Mid Cap Stock Fund (now known as Mellon Mid Cap Stock Fund) in exchange for shares of beneficial interest of MPAM Mid Cap Stock Fund's MPAM shares, Investor shares and Dreyfus Premier shares of equal value. Holders of Class A, Class C and Class T shares of Premier Small Company Fund received Investor shares of MPAM Mid Cap Stock Fund, holders of Class B shares of Premier Small Company Fund received Dreyfus Premier shares of MPAM Mid Cap Stock Fund and holders of Class R shares of Premier Small Company Fund received MPAM shares (now designated as Class M shares) of MPAM Mid Cap Stock Fund, in each case in an amount equal to the aggregate net asset value of their respective investment in Premier Small Company Fund at the time of the exchange. MPAM Mid Cap Stock Fund's net asset value on September 6, 2002 was $9.83 per share for its MPAM shares, $9.81 per share for its Investor shares and, after the reorganization, $9.81 per share for its Dreyfus Premier shares, and a total of 18,726,817 MPAM shares, 1,746,630 Investor shares and 1,850,160 Dreyfus Premier shares, representing net assets of $184,065,900 MPAM shares, $17,131,194 Investor shares and $18,147,908 Dreyfus Premier shares (including $13,268,450 net unrealized appreciation on investments), were issued to Premier Small Company Fund's shareholders in the exchange. The exchange was a tax-free event to shareholders.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

The funds' financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. The funds price securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Trust's Board. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

Mellon Balanced Fund (Debt securities):

Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Trust's Board. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of each fund's debt securities) are carried at value as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Trust's Board.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The funds may lend securities to certain qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus as shown in the relevant funds' Statements of Investments. The funds are entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the funds would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Repurchase agreements: The funds may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, a fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Investment Adviser reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(d) Affiliated issuers: Issuers in which the fund held investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Foreign currency transactions: Mellon Emerging Markets Fund and Mellon International Fund do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(f) Foreign currency exchange contracts: Certain funds may enter into forward currency exchange contracts to hedge their exposure to changes in foreign currency exchange rates on their foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, a fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, a fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, a fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. A fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts, which is typically limited to the unrealized gain on each open contract. As of February 29, 2004, there were no open forward currency exchange contracts. Funds may also enter into foreign exchange contracts at the prevailing spot rate in order to facilitate the settlement of purchases and sales of foreign securities. Table 1 summarizes open foreign exchange contracts for Mellon International Fund and Mellon Emerging Markets Fund at February 29, 2004.

(g) Concentration of risk: Mellon Emerging Markets Fund invests in equity securities traded on the stock markets of emerging market countries, which can be extremely volatile due to political, social and economic factors. Risks include changes in currency exchange rates, a lack of comprehensive company information, political instability, differing auditing and legal standards, less diverse, less mature economic structures and less liquidity.

(h) Dividends to shareholders: Dividends payable to shareholders are recorded by the funds on the ex-dividend date. Mellon Large Cap Stock Fund, Mellon Income Stock Fund and Mellon Balanced Fund declare and pay dividends from investment income-net monthly. Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund declare and pay dividends from investment income-net annually. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America.

(i) Federal income taxes: It is the policy of each fund to continue to qualify as a regulated investment com-

Table 1.

Mellon International Fund

Foreign Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Australian Dollar, expiring 3/2/2004	1,419,519	1,092,604	1,098,424	5,820
Japanese Yen, expiring 3/1/2004	6,685,910	611,149	612,268	1,119
Sales:		**Proceeds ($)**		
Norwegian Krone, expiring 3/1/2004	2,711,653	383,815	386,931	(3,116)
Norwegian Krone, expiring 3/2/2004	6,165,425	874,404	879,757	(5,353)
Total				**(1,530)**

Mellon Emerging Markets Fund

Foreign Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
British Pound, expiring 3/2/2004	1,254,021	2,325,331	2,340,505	15,174
Hong Kong Dollar, expiring 3/1/2004	2,305,148	296,177	296,131	(46)
Hungarian Forint, expiring 3/2/2004	73,417,206	356,827	357,435	608
Israeli Shekel, expiring 3/1/2004	1,042,564	232,611	232,248	(363)
South African Rand, expiring 3/2/2004	16,568,078	2,504,622	2,512,675	8,053
Thai Baht, expiring 3/2/2004	50,107,966	1,276,636	1,225,875	(50,761)
Total				**(27,335)**

pany, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

Table 2 summarizes each relevant fund's unused capital loss carryover available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2003.

Table 3 summarizes each relevant fund's tax character of distributions paid to shareholders during the fiscal year ended August 31, 2003. The tax character of current year distributions, if any, will be determined at the end of the current fiscal year.

NOTE 3—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .65 of 1% of the Mellon Large Cap Stock Fund, .65 of 1% of the Mellon Income Stock Fund, .75 of 1% of the Mellon Mid Cap Stock Fund, .85 of 1% of the Mellon Small Cap Stock Fund, .85 of 1% of the Mellon International Fund, 1.15% of the Mellon Emerging Markets Fund and .65 of 1% (equity investments), .40 of 1% (debt securities) and .15 of 1% (money market investments and other underlying Mellon funds) of the Mellon Balanced Fund.

Pursuant to the Administration Agreement with Mellon, Mellon provides or arranges for fund accounting, trans-

Table 2.

Expiring in fiscal	2008 ($)†	2009 ($)†	2010 ($)†	2011 ($)†	Total ($)
Mellon Large Cap Stock Fund	–	–	62,558,771	99,471,400	162,030,171
Mellon Income Stock Fund	–	–	–	3,414,716	3,414,716
Mellon Mid Cap Stock Fund	–	9,524,340	5,739,855	28,035,151	43,299,346
Mellon Small Cap Stock Fund	5,772,526	11,067,443	3,135,651	15,193,163	35,168,783
Mellon International Fund	–	–	230,239	22,920,330	23,150,569
Mellon Balanced Fund	–	–	5,009,989	9,931,718	14,941,707

† *If not applied, the carryovers expire in the above years.*

Table 3.

	Ordinary Income ($)	Long-Term Capital Gains ($)
Mellon Large Cap Stock Fund	11,008,300	–
Mellon Income Stock Fund	4,478,849	2,327,677
Mellon Mid Cap Stock Fund	3,072,127	–
Mellon International Fund	7,521,834	–
Mellon Emerging Markets Fund	5,127,435	538,298
Mellon Balanced Fund	8,770,519	–

fer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15 of 1%
$6 billion up to $12 billion	.12 of 1%
In excess of $12 billion	.10 of 1%

No administration fee is applied to assets held by the Mellon Balanced Fund which are invested in cash or money market instruments or shares of certain other series of the Trust.

Mellon has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon pays Dreyfus for performing certain administrative services.

Mellon had agreed, until September 30, 2003, to waive receipt of its fees and/or to reimburse a portion of the indicated fund's expenses, exclusive of taxes, interest, brokerage commissions, Shareholder Services Plan fees and extraordinary expenses, so that the fund's expenses would not exceed, in the aggregate, the rate per annum of the fund's average daily net assets listed below:

1.05% of the Mellon International Fund and 1.35% of the Mellon Emerging Markets Fund. Table 4 summarizes the amounts waived during the period ended February 29, 2004.

Table 4.

Mellon International Fund	$35,251
Mellon Emerging Markets Fund	75,966

During the period ended February 29, 2004, the Distributor retained $13,132 from the contingent deferred sales charge on redemptions of the Mellon Mid Cap Stock Fund's Dreyfus Premier shares.

(b) Mellon Mid Cap Stock Fund has adopted a Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the Act for distributing its Dreyfus Premier shares. Mellon Mid Cap Stock Fund pays the Distributor a fee at an annual rate of .75% of 1% of the value of the fund's average daily net assets attributable to its Dreyfus Premier shares. During the period ended February 29, 2004, Mellon Mid Cap Stock Fund's Dreyfus Premier shares were charged $53,230 pursuant to the Plan.

(c) The funds have adopted a Shareholder Services Plan with respect to their Investor shares and Mellon Mid Cap Stock Fund has adopted a Shareholder Services Plan with respect to its Dreyfus Premier shares, pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares and Dreyfus Premier shares a fee at an annual rate of .25 of 1% of the value of the average daily net assets attributable to Investor shares and Dreyfus Premier shares, respectively. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. Table 5 summarizes the amounts Investor shares and Dreyfus Premier shares were charged during the period ended February 29, 2004, pursuant to the Shareholder Services Plan.

Table 5.

Mellon Large Cap Stock Fund	$ 3,246
Mellon Income Stock Fund	1,334
Mellon Mid Cap Stock Fund, Investor shares	24,873
Mellon Mid Cap Stock Fund, Dreyfus Premier shares	17,743
Mellon Small Cap Stock Fund	4,040
Mellon International Fund	278
Mellon Emerging Markets Fund	512
Mellon Balanced Fund	611

All funds except Mellon International Fund and Mellon Emerging Markets Fund compensate Mellon under a Custody Agreement with Mellon, and Mellon International Fund and Mellon Emerging Markets Fund compensate Mellon Trust of New England, N.A. under a Custody Agreement with Mellon Trust of New England, N.A. for providing custodial services for the relevant funds. Table 6 summarizes the amounts the funds were charged during the period ended February 29, 2004, pursuant to the custody agreements.

Table 6.

Mellon Large Cap Stock Fund	$62,380
Mellon Income Stock Fund	13,185
Mellon Mid Cap Stock Fund	49,306
Mellon Small Cap Stock Fund	45,980
Mellon International Fund	526,431
Mellon Emerging Markets Fund	805,300
Mellon Balanced Fund	21,465

(d) Each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $35,000 and an attendance fee of $3,000 for each in-person meeting and $500 for telephone meetings and is reimbursed for travel and out-of-pocket expenses.

(e) The Trust and Dreyfus have received an exemptive order from the SEC which, among other things, permits each fund to use collateral received in connection with lending the funds' securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by Dreyfus in excess of the limitations imposed by the Act.

NOTE 4—Securities Transactions:

Table 7 summarizes each fund's aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended February 29, 2004.

Table 8 summarizes accumulated net unrealized appreciation on investments for each fund at February 29, 2004:

At February 29, 2004, the cost of investments for each fund for federal income tax purposes was substantially

Table 7.

	Purchases ($)	Sales ($)
Mellon Large Cap Stock Fund	376,248,157	366,758,976
Mellon Income Stock Fund	107,492,758	145,932,892
Mellon Mid Cap Stock Fund	490,531,181	526,184,783
Mellon Small Cap Stock Fund	343,778,913	262,831,111
Mellon International Fund	325,607,589	169,298,285
Mellon Emerging Markets Fund	338,870,926	122,863,813
Mellon Balanced Fund	116,789,913	126,203,705

Table 8.

	Gross Appreciation ($)	Gross Depreciation ($)	Net ($)
Mellon Large Cap Stock Fund	477,175,680	10,962,302	466,213,378
Mellon Income Stock Fund	78,951,932	930,399	78,021,533
Mellon Mid Cap Stock Fund	294,486,334	15,330,582	279,155,752
Mellon Small Cap Stock Fund	171,779,601	8,339,476	163,440,125
Mellon International Fund	236,846,834	5,948,759	230,898,075
Mellon Emerging Markets Fund	227,102,806	5,349,678	221,753,128
Mellon Balanced Fund	67,466,195	1,252,380	66,213,815

the same as the cost for financial reporting purposes (see the Statements of Investments).

NOTE 5—Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the funds based on prevailing market rates in effect at the time of borrowings. During the period ended February 29, 2004, the funds did not borrow under the line of credit with the exception of Mellon Mid Cap Stock Fund, Mellon Income Stock Fund and Mellon Balanced Fund.

The average daily amount of borrowings outstanding under the line of credit during the period ended February 29, 2004 for the Mellon Income Stock Fund was approximately $39,000, with a related weighted average annualized interest rate of 1.48%.

The average daily amount of borrowings outstanding under the line of credit during the period ended February 29, 2004 for the Mellon Mid Cap Stock Fund was approximately $18,200, with a related weighted average annualized interest rate of 1.56%.

The average daily amount of borrowings outstanding under the line of credit during the period ended February 29, 2004 for the Mellon Balanced Fund was approximately $54,700, with a related weighted average annualized interest rate of 2.40%.

For More Information

To obtain information:

By telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

By mail PWM Clients, write to your Account Officer
c/o Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your
financial representative
P.O. Box 9012
Hicksville, NY 11802–9012

Individual Account Holders, write to:
Mellon Funds
P.O. Box 55268
Boston, MA 02205–8502

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Mellon Funds Trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Domestic Equity Funds:
Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

International and Emerging Markets Funds:
Mellon Trust of New England, N.A.
One Boston Place
Boston, MA 02108

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The Mellon Funds

Mellon National Intermediate Municipal Bond Fund
Mellon National Short-Term Municipal Bond Fund
Mellon Pennsylvania Intermediate Municipal Bond Fund
Mellon Massachusetts Intermediate Municipal Bond Fund

SEMIANNUAL REPORT February 29, 2004

Mellon

Contents

The Funds

For More Information

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

The Funds



LETTER FROM THE PRESIDENT

Dear Shareholder:

This semiannual report for The Mellon Funds covers the period from September 1, 2003, through February 29, 2004. On the following pages, you'll find important information on each fund's management during this period as well as discussions with each fund manager.

The stock market rally that began during the spring of 2003 remained in place through the end of the reporting period. With the U.S. and global economies on firmer footing, corporate spending and investment began to improve after several years of cost-cutting. Earnings reports generally contained more positive surprises than negative ones. Fixed-income yields have been volatile but are likely to remain at very low levels in the immediate future.

While we believe that the prospects for financial assets remain generally positive over the long term, investors should be prepared to weather day-to-day volatility in the broad markets. As always, we encourage you to talk with your portfolio manager regularly should you have any questions about your investments in The Mellon Funds, or any other matter relating to your relationship with Mellon.

Thank you for your continued confidence in Mellon.

Sincerely,

Lawrence P. Keblusek
President
The Mellon Funds
March 15, 2004



DISCUSSION OF FUND PERFORMANCE

John F. Flahive, Portfolio Manager

How did Mellon National Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 29, 2004, the fund achieved total returns of 5.82% for Class M shares, 5.69%, for Investor shares and 5.43% for Dreyfus Premier shares.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index, the fund's benchmark, achieved a total return of 6.44% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Intermediate Municipal Debt Funds category was 5.25% for the same period.[3]

Municipal bonds were affected by stronger economic growth and a rising supply of newly issued securities during the reporting period. Although these influences produced heightened short-term market volatility, bond prices generally ended the reporting period at higher levels than where they began. While the fund produced lower returns than its benchmark, which is not subject to fund fees and expenses, it produced modestly higher returns than its Lipper category average, primarily because of our focus on bonds protected from early redemption by their issuers.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund may occasionally invest in taxable bonds for temporary defensive purposes. The fund's investments in municipal and taxable bonds must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and its average effective portfolio duration will not exceed eight years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality.

We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher-yielding securities. This is due to the fact that yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

The fund was affected during the reporting period by improving economic conditions, which raised the possibility that the Federal Reserve Board (the "Fed") might increase short-term interest rates to ward off potential inflationary pressures. As a result, when the reporting period began, the municipal bond market had just suffered one of the most severe declines in its history. However, when it later became clearer that few new jobs were being created during the early stages of the economic recovery, investors' inflation worries began to wane. For its part, the Fed reiterated its commitment to maintaining an accommodative monetary policy. As a result, municipal bond prices generally rallied in a volatile market.

Municipal bond yields were supported during the reporting period by relatively high volumes of new bond issuance. Because there historically has been a lag between stronger economic growth and the receipt of higher tax revenues by state and local governments, many tax-exempt bond issuers attempted to bridge their budget gaps with borrowed money. As more tax-exempt securities competed for investor interest, their yields remained high relative to comparable taxable bonds.

In this environment, we maintained the fund's average duration — a measure of sensitivity to changing interest rates — in a range we considered slightly shorter than average. This relatively defensive posture, which was designed to keep funds available for higher-yielding investments if they became available, may have detracted slightly from the fund's performance relative to its benchmark. However, any adverse effects were offset by our security selection strategy, which included a focus on bonds that cannot be redeemed by their issuers over the next several years. The fund's holdings of "call-protected" bonds in the five-year and 10- to 15-year maturity ranges performed particularly well in the reporting period's low interest-rate environment.

What is the fund's current strategy?

Although the timing of the Fed's next move is uncertain, we currently believe it is likely to be toward higher short-term interest rates. Accordingly, as of the reporting period's end, we have continued to maintain the fund's slightly shorter than average duration. At the same time, because of low yields among very short-term securities, we have attempted to keep the fund fully invested in intermediate-term municipal bonds. In our view, these are prudent strategies after the municipal bond market's strong performance over the past several years.

March 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

3 *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*



DISCUSSION OF FUND PERFORMANCE

M. Collette O'Brien and Timothy J. Sanville, Portfolio Managers

How did Mellon National Short-Term Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 29, 2004, the fund's Class M shares achieved a total return of 1.87%, and its Investor shares achieved a total return of 1.77%.[1] In comparison, the Lehman Brothers 3-Year Municipal Bond Index, the fund's benchmark, achieved a total return of 2.55% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Short Municipal Debt Funds category was 1.73% for the same period.[3]

Despite investors' concerns regarding potentially higher interest rates in a recovering economy, yields of short-term securities were anchored by the 1% federal funds rate, which remained unchanged during the reporting period. The fund produced modestly higher returns than its Lipper category average, which we attribute to a relatively long average duration throughout most of the reporting period. The fund, however, produced lower returns than its benchmark, primarily because it does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund occasionally, including for temporary defensive purposes, may invest in taxable bonds. The fund's investments in municipal and taxable bonds must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity and its average effective portfolio duration will be less than three years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher-yielding securities. This is due to the fact that yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

In the weeks before the reporting period began, investors had reacted negatively to new signs of economic recovery. Fears of potential inflationary pressures caused investors to sell fixed-income securities, and prices of both taxable and tax-exempt bonds fell sharply. During the reporting period, however, it became clearer that the recovery was likely to be more moderate than many investors had feared. In addition, the Federal Reserve Board (the "Fed") reiterated its commitment to an accommodative monetary policy, suggesting that it could be patient in maintaining short-term interest rates near a 45-year low. As a result, municipal bond prices rallied over the reporting period, but longer-term securities benefited more than shorter-term ones.

At times during the reporting period, tax-exempt bonds offered higher yields than taxable bonds of comparable quality and maturity, due in part to adverse effects of the previous economic downturn on tax receipts. This, in turn, put fiscal pressure on many states and municipalities, causing them to bridge budget gaps with money raised through the issuance of new debt. Because more securities competed for investor interest, tax-exempt yields stayed relatively high.

When it became evident to us that short-term interest rates were unlikely to rise during the reporting period, we extended the fund's average duration — a measure of sensitivity to changing interest rates — to a range we considered longer than its Lipper category average. This posture enabled us to capture incrementally higher yields when they were available.

In addition, as evidence emerged that the fiscal condition of certain issuers was likely to improve as the economy gained momentum, we felt more comfortable investing in higher-yielding securities with credit ratings toward the middle and lower end of the investment-grade range.

What is the fund's current strategy?

We have continued to maintain the fund's average duration in a range we consider longer than average. Also, when making new purchases, we generally have focused on non-callable, high-quality securities in the three- to six-year maturity range. At the same time, we recently have attempted to reduce the fund's holdings of bonds whose income may be subject to the alternative minimum tax (AMT). As a result, AMT bonds represented less than 2% of the fund's assets as of the reporting period's end. In our view, these are effective strategies for today's low inflation, low interest-rate market environment.

March 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 3-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 3-year tax-exempt bond market, consisting of municipal bonds with maturities of 2-4 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

3 *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*



DISCUSSION OF FUND PERFORMANCE

John F. Flahive and M. Collette O'Brien, Portfolio Managers

How did Mellon Pennsylvania Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 29, 2004, the fund achieved total returns of 5.54% for its Class M shares and 5.41% for its Investor shares.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index, the fund's benchmark, achieved a total return of 6.44% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Pennsylvania Intermediate Municipal Debt Funds category was 5.41% for the same period.[3]

Municipal bonds generally were affected during the reporting period by stronger economic growth and a rising national supply of newly-issued securities. Although these influences produced heightened short-term market volatility, bond prices generally ended the reporting period higher than where they began. The fund produced lower returns than its benchmark, which contains bonds from many states, not just Pennsylvania, and does not reflect fees and other expenses. However, the fund produced modestly higher returns than its Lipper category average, which we attribute to our focus on bonds protected from early redemption by their issuers.

What is the fund's investment approach?

The fund seeks as high a level of income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds, the interest from which is exempt from federal and Pennsylvania state personal income taxes. The fund may also invest in municipal bonds that are exempt from federal income taxes, but not Pennsylvania personal income taxes, and in taxable bonds. The fund's investments in municipal and taxable bonds must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and its average effective portfolio duration will not exceed eight years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher-yielding securities. This is due to the fact that yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

The onset of improved U.S. economic growth in the weeks before the reporting period began raised the possibility that the Federal Reserve Board (the "Fed") might increase short-term interest rates to ward off potential inflationary pressures. As a result, municipal bonds suffered a severe summertime decline. However, when it later became clearer that few new jobs were being created during the early stages of the economic recovery, investors' inflation worries began to wane and municipal bond prices generally rallied.

Tax-exempt yields were supported during the reporting period by relatively high volumes of new bond issuance on a national level as many states and municipalities attempted to bridge their budget gaps with borrowed money. Because more tax-exempt securities competed for investor interest, their yields remained high relative to comparable taxable bonds. However, Pennsylvania's fiscal condition has been better than many other states, primarily because of its diverse economic base and relatively stable, mature population. As a result, the supply of Pennsylvania bonds has been relatively limited, and we have invested a portion of the fund's assets in bonds from other states and U.S. territories.

During the reporting period, we maintained the fund's average duration — a measure of sensitivity to changing interest rates — in a range we considered slightly shorter than average. Although this relatively defensive posture may have detracted slightly from the fund's performance relative to its benchmark, any adverse effects were offset by our focus on bonds that cannot be redeemed by their issuers over the next several years. The fund's holdings of "call-protected" bonds in the five-year and 10- to 15-year maturity ranges performed particularly well in the low interest-rate environment.

What is the fund's current strategy?

Although the timing of the Fed's next move is uncertain, we currently believe it is likely to be toward higher short-term interest rates. Accordingly, as of the reporting period's end, we have maintained the fund's slightly shorter than average duration. At the same time, because of low yields among very short-term securities, we have attempted to keep the fund fully invested in intermediate-term municipal bonds. In our view, these are prudent strategies after the municipal bond market's strong performance over the past several years.

March 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

3 *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*



DISCUSSION OF FUND PERFORMANCE

John F. Flahive, Portfolio Manager

How did Mellon Massachusetts Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 29, 2004, the fund achieved total returns of 5.60% for its Class M shares, 5.47% for its Investor shares and 5.12% for its Dreyfus Premier shares.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index, the fund's benchmark, achieved a total return of 6.44% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Massachusetts Intermediate Municipal Debt Funds category was 5.22% for the same period.[3]

Massachusetts municipal bonds generally were affected during the reporting period by stronger economic growth and a rising supply of newly-issued securities. Although these influences produced heightened short-term market volatility, bond prices generally ended the reporting period higher than where they began. The fund produced lower returns than its benchmark, which contains bonds from many states, not just Massachusetts, and does not reflect fees and other expenses. However, the fund produced modestly higher returns than its Lipper category average, primarily because of our focus on bonds protected from early redemption by their issuers.

What is the fund's investment approach?

The fund seeks as high a level of income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds, the interest from which is exempt from federal and Massachusetts state personal income taxes. The fund may also invest in municipal bonds that are exempt from federal income taxes, but not Massachusetts personal income taxes, and in taxable bonds. The fund's investments in municipal and taxable bonds must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and its average effective portfolio duration will not exceed eight years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher-yielding securities. This is because yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

What other factors influenced the fund's performance?

The onset of improved U.S. economic growth in the weeks before the reporting period began raised the possibility that the Federal Reserve Board (the "Fed") might increase short-term interest rates to ward off potential inflationary pressures. As a result, municipal bonds had just suffered one of the most severe declines in their history. However, when it later became clearer that few new jobs were being created during the early stages of the economic recovery, investors' inflation worries began to wane and municipal bond prices generally rallied.

Tax-exempt yields were supported during the reporting period by relatively high volumes of new bond issuance as many issuers, including Massachusetts and its municipalities, attempted to bridge their budget gaps with borrowed money. Because more tax-exempt securities competed for investor interest, their yields remained high relative to comparable taxable bonds. However, the Massachusetts state government has taken steps to address its fiscal problems, and we recently have seen signs that the state's tax receipts appear to be beginning to improve.

Because of the rising supply of newly-issued securities during the reporting period, we maintained the fund's average duration — a measure of sensitivity to changing interest rates — in a range we considered shorter than average. This defensive posture was designed to keep funds available for higher-yielding securities if they became available, but it may have detracted slightly from the fund's performance relative to its benchmark when the market rallied. However, any adverse effects were offset by our focus on bonds that cannot be redeemed by their issuers over the next several years. The fund's holdings of "call-protected" bonds in the five-year and 10- to 15-year maturity ranges performed particularly well in the low interest-rate environment.

What is the fund's current strategy?

Although the timing of the Fed's next move is uncertain, we currently believe it is likely to be toward higher short-term interest rates. Accordingly, as of the reporting period's end, we have maintained the fund's shorter than average duration. At the same time, because of low yields among very short-term securities, we have attempted to keep the fund fully invested in intermediate-term municipal bonds. In our view, these are prudent strategies after the municipal bond market's strong performance over the past several years.

March 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the voluntary waiver by The Dreyfus Corporation of a portion of its investment advisory fees. Had these fees not been waived, the fund's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

3 *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*

Mellon National Intermediate Municipal Bond Fund

Long-Term Municipal Investments—95.8%	Principal Amount ($)	Value ($)
Alabama—.9%		
Alabama 5%, 6/1/2009	2,295,000	2,600,555
Alabama Public School & College Authority, Capital Improvement 5.625%, 7/1/2013	3,000,000	3,512,159
Alaska—.2%		
Anchorage, Electric Utility Revenue 8%, 12/1/2010 (Insured; MBIA)	1,000,000	1,322,049
Arizona—3.8%		
Arizona School Facilities Board, State School Improvement Revenue 5%, 7/1/2008	1,625,000	1,829,375
Maricopa County Unified School District:		
(Paradise Valley):		
6.35%, 7/1/2010 (Insured; MBIA)	550,000	669,784
7%, 7/1/2011 (Insured; MBIA)	1,905,000	2,427,636
(Scottsdale School)		
6.60%, 7/1/2012	1,250,000	1,576,262
Phoenix:		
5.40%, 7/1/2007	1,000,000	1,122,029
6.25%, 7/1/2016	1,250,000	1,572,737
Phoenix Industrial Development Authority, SFMR 6.60%, 12/1/2029 (Collateralized; FNMA, GNMA)	1,170,000	1,182,553
Pima County Unified School District No. 1 (Tucson) 4.625%, 7/1/2013 (Insured; FSA)	5,000,000	5,500,649
Salt River Project Agricultural Improvement & Power District, Electric System Revenue:		
5%, 1/1/2010	1,000,000	1,134,829
5%, 1/1/2016	1,475,000	1,650,672
5%, 1/1/2017	1,000,000	1,113,819
Scottsdale 5.25%, 7/1/2007	1,000,000	1,118,899
Scottsdale Industrial Development Authority, HR (Scottsdale Healthcare) 5.70%, 12/1/2021	1,000,000	1,078,400
Tucson 5%, 7/1/2012	1,265,000	1,447,982
University Medical Center Corp., HR 5.25%, 7/1/2016	2,310,000	2,490,550
California—14.5%		
Agua Caliente Band, Cahuilla Indians Revenue:		
4%, 7/1/2006	1,000,000	1,004,180
5.60%, 7/1/2013	1,815,000	1,850,556
California (continued)		
California:		
6.80%, 10/1/2005	700,000	756,658
4%, 2/1/2008	2,385,000	2,512,335
5.75%, 3/1/2008	190,000	199,111
5.75%, 3/1/2008 (Prerefunded 3/1/2005)	45,000 [a]	47,604
5.75%, 3/1/2009 (Insured; FGIC)	80,000	84,334
5.75%, 3/1/2009 (Insured; FGIC, Prerefunded 3/1/2005)	15,000 [a]	15,868
6.60%, 2/1/2009	510,000	596,440
4%, 2/1/2010	2,460,000	2,575,743
5%, 11/1/2012	1,000,000	1,088,800
5.25%, 10/1/2013 (Insured; MBIA)	2,115,000	2,446,103
5%, 2/1/2033	8,000,000	8,002,800
California Department of Water Resources, Power Supply Revenue 5.50%, 5/1/2008	4,000,000	4,480,680
California Educational Facilities Authority:		
(Pepperdine University)		
5.75%, 9/15/2030	3,250,000	3,671,200
(Stanford University)		
5%, 11/1/2011	3,000,000	3,479,310
California Housing Finance Agency, Home Mortgage Revenue 5.65%, 8/1/2006 (Insured; MBIA)	655,000	699,664
California Infrastructure & Economic Development Bank, Revenue (Clean Water State Revolving Fund) 5%, 10/1/2017	2,500,000	2,749,875
California Rural Home Mortgage Finance Authority, SFMR (Mortgage Backed Securities Program) 5.75%, 8/1/2009	5,000	5,079
California Statewide Community Development Authority, Revenue:		
(Kaiser Permanente):		
3.70%, 6/1/2005	3,000,000	3,075,660
3.85%, 8/1/2006	1,250,000	1,306,950
Multi Family Housing:		
(Archstone/LeClub)		
5.30%, 6/1/2008	1,000,000	1,066,540
(Archstone/Seascape)		
5.25%, 6/1/2008	4,000,000	4,258,360
(Equity Residential)		
5.20%, 6/15/2009	3,000,000	3,296,670

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue:		
0/5.80%, 1/15/2020	1,505,000 [b]	1,307,770
0/5.875%, 1/15/2026 (Insured; MBIA)	8,000,000 [b]	6,728,560
Golden State Tobacco Securitization Corp., Tobacco Settlement Revenue (Enhanced-Asset Backed):		
5.75%, 6/1/2021	4,070,000	4,380,093
5.75%, 6/1/2023	8,215,000	8,774,195
5.375%, 6/1/2028	5,250,000	5,338,515
Kern High School District 6.40%, 2/1/2012 (Insured; MBIA)	2,750,000	3,361,600
Long Beach, Harbor Revenue 5%, 5/15/2016 (Insured; FGIC)	3,000,000	3,357,600
Los Angeles Department of Water & Power, Power Systems Revenue 5.25%, 7/1/2011 (Insured; MBIA)	2,250,000	2,624,940
Los Angeles Unified School District 5.75%, 7/1/2016 (Insured; MBIA)	2,000,000	2,428,760
Modesto Wastewater Treatment Facility, Revenue 6%, 11/1/2009 (Insured; MBIA)	500,000	599,545
Oakland Joint Powers Financing Authority, LR (Oakland Convention Centers) 5.50%, 10/1/2013 (Insured; AMBAC)	1,500,000	1,783,035
Sacramento Municipal Utility District, Electric Revenue 5.30%, 7/1/2012	1,385,000	1,558,333
San Diego County Regional Transportation Commission, Sales Tax Revenue 6%, 4/1/2004 (Insured; FGIC)	250,000	251,165
San Francisco City & County Airports Commission, International Airport Revenue 5.625%, 5/1/2006 (Insured; FGIC)	500,000	543,880
San Jose Redevelopment Agency, Tax Allocation (Merged Area Redevelopment) 6%, 8/1/2009 (Insured; MBIA)	625,000	744,288
Santa Margarita-Dana Point Authority, Revenue 7.25%, 8/1/2007 (Insured; MBIA)	500,000	591,060

	Principal Amount ($)	Value ($)
California (continued)		
Southern California Public Power Authority, Power Project Revenue (San Juan Unit 3):		
5.50%, 1/1/2013 (Insured; FSA)	3,010,000	3,533,138
5.50%, 1/1/2014 (Insured; FSA)	2,000,000	2,351,540
Westside Unified School District 6%, 8/1/2014 (Insured; AMBAC)	385,000	476,649
Colorado—3.5%		
Colorado Department of Transportation, Transportation Revenue 5.25%, 6/15/2010 (Insured; MBIA)	1,000,000	1,154,920
Colorado Housing Finance Authority:		
6.75%, 4/1/2015	245,000	246,556
6.70%, 10/1/2016	160,000	164,499
7.15%, 10/1/2030	340,000	352,930
(Single Family Program):		
7.10%, 5/1/2015	65,000	65,648
6.05%, 10/1/2016	440,000	456,298
675%, 10/1/2021	805,000	810,707
7.55%, 11/1/2027	100,000	101,026
6.80%, 11/1/2028	130,000	131,351
Jefferson County School District:		
5.25%, 12/15/2005 (Insured; MBIA)	1,680,000	1,802,959
6.50%, 12/15/2010 (Insured; MBIA)	1,500,000	1,853,850
Northwest Parkway Public Highway Authority:		
0/5.45%, 6/15/2017 (Insured; FSA)	7,690,000 [b]	6,143,695
0/5.55%, 6/15/2018 (Insured; FSA)	5,000,000 [b]	3,962,450
0/5.70%, 6/15/2021 (Insured; AMBAC)	7,345,000 [b]	5,675,482
University of Colorado, Enterprise System Revenue:		
5%, 6/1/2009	500,000	566,570
5.50%, 6/1/2010	500,000	584,645
Connecticut—2.1%		
Connecticut:		
5%, 11/15/2005	500,000	532,885
5%, 3/1/2011	3,350,000	3,825,834
5%, 3/1/2015	2,550,000	2,887,952
Connecticut Health & Educational Facilities Authority, Revenue (Yale University) 5.125%, 7/1/2027	300,000	318,675

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Connecticut (continued)		
Mohegan Tribe Indians Gaming Authority, Public Improvement (Priority Distribution):		
5.375%, 1/1/2011	1,400,000	1,539,692
6%, 1/1/2016	1,750,000	1,937,198
5.25%, 1/1/2033	2,725,000	2,735,192
Stamford 6.60%, 1/15/2007	500,000	570,375
Delaware—.7%		
Delaware Transportation Authority, Transportation System Revenue 5%, 7/1/2009 (Insured; MBIA)	4,200,000	4,775,022
Florida—3.5%		
Broward County, RRR:		
(Wheelabrator North) 4.50%, 12/1/2011	130,000	137,809
(Wheelabrator South) 4.50%, 6/1/2011	235,000	249,438
Capital Trust Agency, Revenue (Seminole Tribe Convention):		
8.95%, 10/1/2033	2,820,000	3,324,329
10%, 10/1/2033	7,315,000	9,113,978
Florida Municipal Loan Council, Revenue 5.75%, 11/1/2015 (Insured; MBIA)	520,000	611,156
Hillsborough County Educational Facilities Authority (University of Tampa Project) 5.75%, 4/1/2018	3,275,000	3,737,594
Key West Utility Board, Electric Revenue 5.75%, 10/1/2006 (Insured; FGIC)	1,000,000	1,109,220
Palm Beach County, Public Improvement Revenue (Convention Center Project) 5%, 11/1/2011 (Insured; FGIC)	5,000,000	5,732,700
Georgia—2.4%		
Atlanta, Water & Wastewater Revenue 5%, 11/1/2029 (Prerefunded 5/1/2009)	1,435,000 [a]	1,640,951
Chatham County Hospital Authority (Memorial Health Medical Center) 6.125%, 1/1/2024	2,480,000	2,702,704
DeKalb County, Water & Sewer Revenue 6.25%, 10/1/2005	1,000,000	1,080,250
Georgia (continued)		
Georgia:		
5.95%, 3/1/2008	3,650,000	4,214,655
5.40%, 11/1/2010	1,000,000	1,176,020
5.75%, 9/1/2011	3,460,000	4,163,176
Georgia Municipal Electric Authority (Project One) 6%, 1/1/2006	1,275,000	1,378,836
Illinois—4.2%		
Chicago, SFMR 4.70%, 10/1/2017 (Collateralized; FNMA, GNMA)	455,000	456,943
Chicago Metropolitan Water Reclamation District (Chicago Capital Improvement) 7.25%, 12/1/2012	8,500,000	11,242,950
Chicago O'Hare International Airport, Revenue Passenger Facility Charge 6%, 1/1/2005 (Insured; AMBAC)	2,165,000	2,254,739
Du Page County Community High School District (Downers Grove) 5.50%, 12/1/2014 (Insured; FSA)	1,000,000	1,154,190
Illinois Health Facilities Authority, Revenue (Loyola University Health System) 5.75%, 7/1/2011	3,500,000	3,900,400
Lake County Community Unitary School District (Waukegan) 5.625%, 12/1/2011 (Insured; FSA)	3,150,000	3,671,294
Regional Transportation Authority:		
7.75%, 6/1/2009 (Insured; FGIC)	1,000,000	1,263,120
7.75%, 6/1/2010 (Insured; FGIC)	1,620,000	2,093,234
7.75%, 6/1/2012 (Insured; FGIC)	1,890,000	2,526,873
Iowa—.5%		
Muscatine, Electric Revenue 5.50%, 1/1/2011 (Insured; AMBAC)	3,000,000	3,504,270
Kansas—.6%		
Wyandotte County/Kansas City, Unified Government PCR (General Motors Corporation Project) 6%, 6/1/2025	4,000,000	4,270,880

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Kentucky–.8%		
Kentucky Property & Buildings Commission, Revenue 6%, 2/1/2014 (Prerefunded 2/1/2010)	2,000,000 [a]	2,391,680
Kentucky Turnpike Authority, EDR (Revitalization's Projects):		
6.50%, 7/1/2007	1,000,000	1,155,910
5.50%, 7/1/2011	225,000	230,292
5.50%, 7/1/2012 (Insured; AMBAC)	1,250,000	1,475,588
Maine–.3%		
Maine Municipal Bond Bank 5.875%, 11/1/2013 (Insured; FSA)	1,660,000	1,970,154
Massachusetts–5.3%		
Massachusetts:		
5.50%, 2/1/2007 (Insured; MBIA)	1,000,000	1,109,520
Consolidated Loan:		
5.50%, 11/1/2010 (Insured; FSA)	10,000,000	11,727,400
5.75%, 9/1/2013 (Prerefunded 9/1/2009)	500,000 [a]	591,735
5%, 8/1/2016	3,000,000	3,336,180
Massachusetts Development Finance Agency, Revenue (Comb Jewish Philanthropies) 4.75%, 2/1/2015	4,135,000	4,498,177
Massachusetts Municipal Wholesale Electric Company, Power Supply System Revenue:		
(Project Number 6):		
5%, 7/1/2006 (Insured; MBIA)	4,250,000	4,603,133
5.25%, 7/1/2012 (Insured; MBIA)	2,000,000	2,309,240
(Stony Brook Intermediate) 4.50%, 7/1/2006 (Insured; MBIA)	1,800,000	1,928,880
Massachusetts Port Authority, Revenue:		
5.75%, 7/1/2010	1,325,000	1,552,807
6%, 7/1/2012	2,035,000	2,346,864
Weston:		
5.625%, 3/1/2017	650,000	753,545
5.625%, 3/1/2018	665,000	769,219
Worcester, Municipal Purpose Loan 5.75%, 10/1/2014 (Insured; MBIA, Prerefunded 10/1/2005)	1,000,000 [a]	1,093,020
Michigan–.6%		
Fowlerville Community School District 6.50%, 5/1/2006 (Insured; MBIA)	555,000	616,316
Michigan Hospital Finance Authority, Revenue (Genesys Regional Medical Hospital) 5.50%, 10/1/2008	1,505,000	1,733,309
Michigan Municipal Board Authority, Revenue (Drinking Water Revolving Fund) 5.50%, 10/1/2015	1,000,000	1,189,760
Saint Johns Public Schools (School Bond Loan Fund) 6.50%, 5/1/2006 (Insured; FGIC)	525,000	583,118
Minnesota–.7%		
Minneapolis (Special School District No. 1) 5%, 2/1/2014	2,350,000	2,626,877
Minnesota 5.40%, 8/1/2008	2,000,000	2,115,480
Mississippi–.3%		
Mississippi 5.50%, 12/1/2017	1,250,000	1,491,600
Mississippi Higher Education Assistance Corporation, Student Loan Revenue 6.05%, 9/1/2007	140,000	141,694
Mississippi University Educational Building Corp., Revenue 5.25%, 8/1/2016 (Insured; MBIA)	400,000	462,392
Missouri–.9%		
Missouri Environmental Improvement & Energy Resource Authority, Water Pollution Control Revenue (Revolving Fund Program) 5.50%, 7/1/2014	1,250,000	1,489,888
Missouri Highways & Transport Commission, Road Revenue:		
5.50%, 2/1/2010	2,000,000	2,326,940
5.50%, 2/1/2011	2,000,000	2,345,840
Nebraska–2.5%		
Lincoln, Electric System Revenue 5%, 9/1/2026	14,225,000	15,012,638
Municipal Energy Agency of Nebraska Power Supply System 5%, 4/1/2025 (Insured; FSA)	2,000,000	2,108,240
Nevada–.3%		
Humboldt County, PCR (Sierra Pacific) 6.55%, 10/1/2013 (Insured; AMBAC)	2,000,000	2,081,600
New Hampshire–.3%		
Nashua, Capital Improvement 5.50%, 7/15/2018	560,000	640,175

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Hampshire (continued)		
New Hampshire Business Finance Authority, PCR (Central Maine Power Co.) 5.375%, 5/1/2014	1,000,000	1,097,740
New Jersey—3.6%		
Gloucester County Improvement Authority, Solid Waste Resource Recovery Revenue:		
6.85%, 12/1/2009	4,000,000	4,734,600
7%, 12/1/2009	1,000,000	1,185,120
New Jersey 6%, 2/15/2011	1,000,000	1,202,160
New Jersey Economic Development Authority:		
School Facilities Construction Revenue 5.25%, 6/15/2018 (Insured; AMBAC)	5,375,000	5,996,243
Transportation Sublease (New Jersey Transit Corp. Light Rail Transit System) 5.875%, 5/1/2014 (Insured; FSA, Prerefunded 5/1/2009)	1,000,000 [a]	1,177,170
New Jersey Highway Authority, General Revenue (Garden State Parkway):		
5%, 1/1/2009 (Insured; FGIC)	1,060,000	1,195,913
5%, 1/1/2010 (Insured; FGIC)	1,110,000	1,264,845
New Jersey Transit Corp., COP:		
5.50%, 9/15/2009 (Insured; AMBAC)	5,000,000	5,773,300
6%, 9/15/2015 (Insured; AMBAC, Prerefunded 9/15/2010)	2,000,000 [a]	2,419,680
New Mexico—.3%		
New Mexico, Highway Commission Tax Revenue 6%, 6/15/2015	2,000,000	2,361,740
New York—13.5%		
Greece Central School District:		
6%, 6/15/2010	225,000	271,782
6%, 6/15/2011	950,000	1,155,704
6%, 6/15/2012	950,000	1,163,294
6%, 6/15/2013	950,000	1,168,985
6%, 6/15/2014	950,000	1,174,732
6%, 6/15/2015	950,000	1,179,587
Long Island Power Authority, Electric System Revenue:		
5%, 6/1/2009	2,000,000	2,222,880
5%, 4/1/2010 (Insured; AMBAC)	2,500,000	2,836,550
New York (continued)		
Metropolitan Transportation Authority:		
Commuter Facilities Revenue:		
5.50%, 7/1/2007 (Insured; AMBAC, Escrowed to Maturity)	1,000,000	1,126,660
5.50%, 7/1/2011	1,000,000	1,151,240
(Grand Central Terminal) 5.70%, 7/1/2024 (Insured; FSA, Prerefunded 7/1/2005)	200,000 [a]	214,310
Service Contract Revenue 5.75%, 1/1/2018	1,500,000	1,781,310
Transit Facilities Revenue 6.30%, 7/1/2007 (Insured; MBIA)	5,250,000	6,051,203
Municipal Assistance Corporation For the City of New York 6%, 7/1/2005 (Insured; AMBAC)	100,000	106,708
New York City:		
5.40%, 8/1/2004	1,300,000	1,324,128
7%, 8/1/2006	300,000	338,283
6.25%, 2/15/2007 (Prerefunded 2/15/2005)	1,250,000 [a]	1,325,413
6.20%, 8/1/2007 (Prerefunded 8/1/2004)	795,000 [a]	824,773
6.20%, 8/1/2007 (Prerefunded 8/1/2004)	205,000 [a]	212,677
6%, 8/1/2008	600,000	620,130
6%, 4/15/2009	4,000,000	4,479,080
5.50%, 8/1/2010	2,000,000	2,337,760
5.75%, 8/1/2012	545,000	612,433
5.75%, 8/1/2013	1,650,000	1,863,296
New York City Municipal Water Finance Authority, Water & Sewer Systems Revenue 5.75%, 6/15/2026 (Insured; MBIA)	1,255,000	1,376,823
New York City Transitional Finance Authority, Revenue:		
5.50%, 11/1/2011	3,000,000	3,494,460
6.125%, 11/15/2014 (Prerefunded 5/15/2010)	825,000 [a]	1,007,771
6.125%, 11/15/2014	175,000	211,290
6.125%, 11/15/2015 (Prerefunded 5/15/2010)	2,000,000 [a]	2,443,080
5.25%, 2/1/2029	11,000,000	12,522,730
New York State Dorm Authority, Revenue:		
(Consolidated City University System) 5.75%, 7/1/2018 (Insured; FSA)	200,000	242,190

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Dorm Authority, Revenue:		
(FIT Student Housing) 5.75%, 7/1/2006 (Insured; AMBAC)	130,000	143,010
(Mental Health Services Facilities):		
6%, 8/15/2005 (Escrowed to Maturity)	15,000	16,066
6%, 8/15/2005	985,000	1,051,379
(North Shore Long Island Jewish Group) 5%, 5/1/2018	4,000,000	4,196,320
(Vassar College) 6%, 7/1/2005	250,000	266,283
New York State Envioronmental Facilities Corp., Clean Water & Drinking Water Revenue (New York City Municipal Water Project) 5.50%, 6/15/2017	3,500,000	4,187,470
New York State Power Authority, General Purpose Revenue 7%, 1/1/2018 (Prerefunded 1/1/2010)	300,000 [a]	374,913
New York State Thruway Authority:		
(Highway & Bridge Trust Fund):		
5.50%, 4/1/2007 (Insured; FGIC)	500,000	557,910
5.50%, 4/1/2013 (Insured; FGIC)	1,000,000	1,164,730
6%, 4/1/2014 (Insured; FSA, Prerefunded 4/1/2010)	2,000,000 [a]	2,422,560
6%, 4/1/2016 (Insured; FSA, Prerefunded 4/1/2010)	1,000,000 [a]	1,211,280
Service Contract Revenue (Local Highway & Bridge):		
6%, 4/1/2005	2,490,000	2,624,460
6%, 4/1/2005	4,510,000	4,744,881
New York State Urban Development Corp., Revenue		
(Correctional Capital Facilities):		
6%, 1/1/2010 (Prerefunded 1/1/2005)	3,000,000 [a]	3,185,130
5%, 1/1/2011	5,000,000	5,589,800
(Higher Education Technology Grants) 5.75%, 4/1/2015 (Insured; MBIA)	500,000	533,725
Orange County 5.50%, 11/15/2007	250,000	284,195
Port Authority of New York and New Jersey 5.50%, 10/15/2006 (Insured; MBIA)	3,045,000	3,353,854
Westchester County 6.625%, 11/1/2004	250,000	259,698
North Carolina—2.5%		
Charlotte-Mecklenberg Hospital Authority, Health Care System Revenue 5.60%, 1/15/2011	1,000,000	1,088,720
Concord, COP 5.50%, 6/1/2011 (Insured; MBIA)	1,000,000	1,172,800
Durham County 5.50%, 4/1/2010	1,000,000	1,171,050
Guilford County, Public Improvement 5.10%, 10/1/2014	1,500,000	1,701,450
Mecklenburg County:		
5.50%, 4/1/2011	1,195,000	1,410,948
Public Improvement Revenue 4.75%, 4/1/2008	1,000,000	1,111,530
North Carolina Eastern Municipal Power Agency, Power System Revenue 5.375%, 1/1/2016	1,500,000	1,621,515
North Carolina Municipal Power Agency, Electric Revenue (No. 1 Catawba) 5%, 1/1/2005	1,000,000	1,030,660
Raleigh Durham Airport Authority, Revenue 5.25%, 11/1/2013 (Insured; FGIC)	2,890,000	3,251,712
Wake County 5.75%, 2/1/2015	2,000,000	2,296,500
Wake County Industrial Facilities & Pollution Control Financing Authority, Revenue (Carolina Power & Light Co.) 5.375%, 2/1/2017	1,000,000	1,091,000
Ohio—3.4%		
Akron, Sewer Systems Revenue 6%, 12/1/2014	500,000	596,440
Butler County Transportation Improvement District 6%, 4/1/2011 (Insured; FSA)	1,000,000	1,165,410
Columbus 6%, 6/15/2008	3,000,000	3,496,020
Cuyahoga County, Revenue (Cleveland Clinic Health System):		
6%, 1/1/2015	2,265,000	2,597,094
6%, 1/1/2017	3,900,000	4,403,919
Erie County, Hospital Facilities Revenue (Firelands Regional Medical Center) 4.50%, 8/15/2006	1,200,000	1,269,552
Ohio Infrastructure Improvements 5.625%, 2/1/2009	1,000,000	1,155,310

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Ohio (continued)		
Ohio Building Authority:		
(Adult Correction Building)		
5.25%, 4/1/2013	2,000,000	2,249,960
(Juvenile Correction Facilities)		
5.50%, 4/1/2014	3,295,000	3,816,434
(Sports Building Fund)		
5.50%, 4/1/2014	1,945,000	2,252,796
Oklahoma–.2%		
Oklahoma Capital Improvement Authority, State Highway Capital Improvement Revenue 5%, 6/1/2006 (Insured; MBIA)	1,200,000	1,298,736
Oklahoma Housing Finance Agency, SFMR 6.80%, 9/1/2016	190,000	192,043
Oregon–.8%		
Jackson County School District:		
(Central Point) 5.75%, 6/15/2016 (Insured; FGIC)	2,265,000	2,629,484
(Eagle Point) 5.625%, 6/15/2014	1,500,000	1,758,705
Portland Urban Renewal & Redevelopment (Convention Center) 5.75%, 6/15/2018 (Insured; AMBAC)	1,150,000	1,342,890
Pennsylvania–2.5%		
Allegheny County Hospital Development Authority, Revenue (University of Pittsburgh Medical Center) 5.25%, 6/15/2015	1,620,000	1,772,458
Chester County 5%, 11/15/2010	3,420,000	3,935,907
Montgomery County Industrial Development Authority, PCR (Peco Energy Co. Project) 5.30%, 10/1/2004	2,500,000	2,545,500
Pennsylvania Higher Educational Facilities Authority, Health Services Revenue:		
(University of Pennsylvania):		
5.35%, 1/1/2008	3,750,000	3,981,713
7%, 1/1/2008	1,800,000	1,843,272
Pittsburgh Water & Sewer Authority,Water & Sewer System Revenue 4%, 9/1/2016 (Insured; FSA)	300,000	305,112
Pennsylvania (continued)		
Scranton-Lackawanna Health & Welfare Authority Catholic Healthcare Revenue (Mercy Health) 5.10%, 1/1/2007 (Insured; MBIA)	100,000	109,356
State Public School Building Authority, College Revenue (Harrisburg Community College) 6.25%, 4/1/2008 (Insured; MBIA)	795,000	925,984
Rhode Island–.8%		
Rhode Island Health & Educational Building Corp., Higher Educational Revenue:		
(Providence College):		
4.50%, 11/1/2017	795,000	833,430
4.50%, 11/1/2018	615,000	639,194
5%, 11/1/2022 (Insured; XLCA)	250,000	265,245
(Roger Williams University):		
4%, 11/15/2016	1,070,000	1,063,099
4.25%, 11/15/2018	1,275,000	1,275,434
4.40%, 11/15/2019	1,325,000	1,330,645
South Carolina–4.0%		
Greenville County School District, Installment Purchase Revenues (Building Equity Sooner Tomorrow):		
5.25%, 12/1/2010	10,000,000	11,356,000
5.25%, 12/1/2011	5,750,000	6,530,045
5.875%, 12/1/2018	3,000,000	3,441,660
5%, 12/1/2024	1,000,000	1,037,080
South Carolina Jobs-Economic Development Authority, Revenue:		
Economic Development (Waste Management of South Carolina Inc.) 4.10%, 11/1/2004	1,000,000	1,014,860
Hospital Facilities (Georgetown Memorial Hospital) 5.25%, 2/1/2021	1,250,000	1,319,500
South Carolina Public Service Authority, Revenue 5%, 1/1/2017 (Insured; FSA)	1,750,000	1,930,600
South Carolina School Facilities 5%, 1/1/2009	1,000,000	1,128,710
Tennessee–.0%		
Shelby County Health Educational & Housing Facilities Board, Revenue (St. Judes Children's Research) 5%, 7/1/2009	300,000	330,270

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Texas—3.6%		
Austin Independent School District 5.70%, 8/1/2011	1,530,000	1,674,157
Cypress-Fairbanks Independent School District (Schoolhouse) 5%, 2/15/2009	3,130,000	3,521,344
Dallas Fort Worth, International Airport Revenue 5.50%, 11/1/2031 (Insured; FGIC)	1,000,000	1,071,960
Harris County, Toll Road Revenue 6%, 8/1/2009 (Insured; FGIC)	5,150,000	6,091,575
Laredo Independent School District 6%, 8/1/2014 (Prerefunded 8/1/2009)	1,000,000 [a]	1,189,900
Lewisville Independent School District Building Bonds:		
7.50%, 8/15/2006	650,000	747,533
7.50%, 8/15/2007	600,000	718,260
Mission Consolidated Independent School District 5.875%, 2/15/2009	1,690,000	1,921,902
North Forest Independent School District:		
5.25%, 8/15/2005 (Escrowed to Maturity)	135,000	143,169
5.25%, 8/15/2005	865,000	916,900
San Antonio Electric & Gas Revenue General Improvement 5.90%, 2/1/2016	500,000	581,320
Texas Public Finance Authority 5.50%, 10/1/2007	2,750,000	3,109,233
Trinity River Authority, Regional Wastewater System Revenue 5%, 8/1/2006 (Insured; MBIA)	2,500,000	2,716,450
Utah—.8%		
Intermountain Power Agency, Power Supply Revenue:		
6%, 7/1/2008 (Insured; MBIA)	4,200,000	4,879,434
6.25%, 7/1/2009 (Insured; FSA)	750,000	893,370
Vermont—.8%		
Burlington, Electric Revenue:		
6.25%, 7/1/2011 (Insured; MBIA)	2,000,000	2,449,880
6.25%, 7/1/2012 (Insured; MBIA)	2,500,000	3,080,150
Virginia—3.3%		
Chesterfield County Industrial Development Authority, PCR 5.875%, 6/1/2017	3,000,000	3,298,890
Virginia (continued)		
Fairfax County, Public Improvement:		
5%, 6/1/2007	4,000,000	4,430,640
5%, 6/1/2007	2,455,000	2,719,305
Louisa Industrial Development Authority, PCR (Virginia Electric & Power Co.) 5.25%, 12/1/2008	3,000,000	3,222,330
Newport News Industrial Development Authority, Revenue (Advanced Shipbuilding Carrier) 5.50%, 9/1/2010	1,000,000	1,173,850
Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Associates) 6%, 4/1/2033	7,685,000	8,094,764
Washington—1.1%		
Cowlitz County, Special Sewer Revenue (CSOB Wastewater Treatment) 5.50%, 11/1/2019 (Insured; FGIC)	1,500,000	1,761,045
Seattle Municipal Light & Power, Revenue 5.50%, 12/1/2010	1,000,000	1,164,750
Washington Public Power Supply System, Revenue (Nuclear Project Number 1):		
6%, 7/1/2005 (Insured; AMBAC)	3,000,000	3,194,970
6%, 7/1/2006 (Insured; MBIA)	500,000	552,915
7%, 7/1/2008 (Escrowed to Maturity)	380,000	459,640
7%, 7/1/2008	620,000	744,490
Wisconsin—.2%		
Kenosha, Waterworks Revenue 5%, 12/1/2012 (Insured; FGIC)	750,000	844,403
Wisconsin Health & Educational Facilities Authority, Revenue (Aurora Medical Group Inc.) 5.75%, 11/15/2007 (Insured; FSA)	500,000	569,710
U.S. Related—5.5%		
Puerto Rico Commonwealth:		
5%, 7/1/2008 (Insured; FGIC)	10,000,000	11,271,000
6.25%, 7/1/2011 (Insured; MBIA)	950,000	1,171,493
6%, 7/1/2013	1,500,000	1,714,140
6.25%, 7/1/2013 (Insured; MBIA)	1,380,000	1,723,261

Mellon National Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related (continued)		
Puerto Rico Commonwealth Highway & Transportation Authority, Transportation Revenue		
6.25%, 7/1/2009 (Insured; MBIA)	150,000	180,008
5.875%, 7/1/2035 (Insured; MBIA, Prerefunded 7/1/2010)	1,405,000 [a]	1,709,716
5.875%, 7/1/2035 (Insured; MBIA)	2,595,000	3,052,706
Puerto Rico Electric Power Authority, Power Revenue:		
6.50%, 7/1/2006 (Insured; MBIA)	625,000	699,713
5.25%, 7/1/2015 (Insured; MBIA)	2,000,000	2,346,800
5.25%, 7/1/2029 (Insured; FSA)	2,000,000	2,149,080
Puerto Rico Public Buildings Authority, Government Facility Revenue:		
6.25%, 7/1/2010 (Insured; AMBAC)	750,000	913,785
5.50%, 7/1/2014	1,000,000	1,168,020
5.50%, 7/1/2015	1,000,000	1,163,960
5.50%, 7/1/2016	2,000,000	2,327,060
5.75%, 7/1/2017	1,945,000	2,313,111
University of Puerto Rico, University Revenue:		
5.375%, 6/1/2030 (Insured; MBIA)	3,000,000	3,149,940
6.25%, 6/1/2008 (Insured; MBIA)	750,000	881,393
Total Long-Term Municipal Investments (cost $605,585,599)		**657,452,070**

Short-Term Municipal Investments—6.0%

Short-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California—.4%		
Tahoe Forest Hospital District, Health Facility Revenue VRDN .95% (LOC; U.S. Bank National Association)	2,500,000 [c]	2,500,000
Illinois—1.9%		
Illinois Health Facilities Authority, Revenue VRDN:		
(Bromenn Healthcare) .98% (LOC; Harris Trust & Savings Bank)	1,300,000 [c]	1,300,000
(Resurrection Health) .99% (Insured; FSA)	11,480,000 [c]	11,480,000
Massachusetts—.5%		
Massachusetts, VRDN (Central Artery) .99%	2,100,000 [c]	2,100,000
Massachusetts Industrial Finance Agency, Revenue, VRDN (Showa Women's Institute) 1% (LOC; Mizuho Corporate Bank and Bank of New York)	1,400,000 [c]	1,400,000
Mississippi—.8%		
Jackson County Port Facility, Revenue VRDN (Chevron USA Incorporated Project) .99%	5,200,000 [c]	5,200,000
Oklahoma—1.9%		
Tulsa County Industrial Authority, First Mortgage Revenue VRDN (Montereau) .99% (LOC; BNP Paribas)	13,000,000 [c]	13,000,000
Texas—.5%		
North Central Texas Health Facility Development Corp., Revenue, VRDN (Methodist Hospitals of Dallas) .99%	3,600,000 [c]	3,600,000
Total Short-Term Municipal Investments (cost $40,580,000)		**40,580,000**
Total Investments (cost $646,165,599)	**101.8%**	**698,032,070**
Liabilities, Less Cash and Receivables	**(1.8%)**	**(12,027,939)**
Net Assets	**100.0%**	**686,004,131**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LR**	Lease Revenue
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
EDR	Economic Development Revenue	**PCR**	Pollution Control Revenue
FGIC	Financial Guaranty Insurance Company	**SFMR**	Single Family Mortgage Revenue
FNMA	Federal National Mortgage Association	**RRR**	Resources Recovery Revenue
FSA	Financial Security Assurance	**VRDN**	Variable Rate Demand Notes
GNMA	Government National Mortgage Association	**XLCA**	XL Capital Assurance
HR	Hospital Revenue		
LOC	Letter of Credit		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	49.5
AA		Aa		AA	21.9
A		a		A	14.4
BBB		Baa		BBB	7.1
F1		MIG1/P1		SP1/A1	5.3
Not Rated [d]		Not Rated [d]		Not Rated [d]	1.8
					100.0

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Zero Coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

[c] *Securities payable on demand. The interest rate, which is subject to change, is based upon bank prime rates or an index of market interest rates.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Investment Adviser to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

February 29, 2004 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 2/29/2004 ($)
Financial Futures Sold Short				
U.S. Treasury Futures 5 Year Note	100	11,376,562	March 2004	(281,055)
U.S. Treasury Futures 10 Year Note	100	11,537,500	March 2004	(437,500)
				(718,555)

See notes to financial statements.

Mellon National Short-Term Municipal Bond Fund

Long-Term Municipal Investments—96.1%	Principal Amount ($)	Value ($)
Alabama—1.2%		
State of Alabama 5.25%, 6/1/2007	1,205,000	1,342,466
Mobile 5%, 2/15/2005 (Insured; AMBAC)	1,440,000	1,495,339
Arizona—2.2%		
Maricopa County Community College District:		
6.50%, 7/1/2004	1,420,000	1,446,682
6.50, 7/1/2009 (Prerefunded 7/1/2006)	1,510,000 [a]	1,706,662
Tucson:		
5%, 7/1/2005	1,160,000	1,221,074
Water Revenue 5%, 7/1/2004 (Insured; FGIC)	725,000	734,976
California—5.2%		
Agua Caliente Band of Cahuilla Indians, Revenue:		
4%, 7/1/2006	500,000	502,090
4.60%, 7/1/2008	800,000	806,536
California Statewide Communities Development Authority, Revenue:		
(Kaiser Permanente):		
3.70%, 6/1/2005	1,000,000	1,025,220
3.85%, 8/1/2006	1,000,000	1,045,560
Solid Waste Development (Waste Management Inc. Project) 4.95%, 4/1/2011	500,000	501,480
California Department of Water Resources, Power Supply Revenue:		
5%, 2/1/2008	1,000,000	1,090,530
5.50%, 5/1/2008	3,500,000	3,920,595
Santa Clara Transitional Authority, Sales Tax Revenue 4%, 10/2/2006	3,000,000	3,201,330
Connecticut—1.5%		
State of Connecticut:		
4%, 12/15/2005	1,000,000	1,050,980
Airport Revenue:		
7.65%, 10/1/2012 (Insured; FGIC)	830,000	860,054
7.65%, 10/1/2012 (Insured; FGIC) (Prerefunded 10/1/2004)	370,000 [a]	384,663
Mashantucket Western Pequot Tribe, Special 6.50%, 9/1/2006 (Prerefunded 9/1/2006)	495,000 [a]	558,400
Connecticut (continued)		
Mohegan Tribe of Indians, Gaming Authority Priority Distribution Payment Public Improvement 5%, 1/1/2008	600,000	648,342
Florida—7.6%		
Escambia County Health Facilities Authority, Revenue (Ascension Health Credit):		
5%, 11/15/2006	1,000,000	1,088,340
5%, 11/15/2007	400,000	442,008
Florida Department of Transportation 4%, 7/1/2004	2,675,000	2,702,820
Miami Beach Health Facilities Authority, HR (Mount Sinai Medical Center) 5.50%, 11/15/2035	985,000	986,438
Orlando Utilities Commission, Water and Electric Revenue 5%, 10/1/2006	1,000,000	1,089,920
Palm Beach County, Public Improvement Revenue (Convention Center Revenue) 5%, 11/1/2030 (Insured; FGIC)	2,500,000	2,866,350
Pinellas County, Capital Improvement Revenue 4.50%, 1/1/2006	4,000,000	4,236,640
Saint Johns County Industrial Development Authority, IDR (Professional Golf Hall of Fame Project) 5.875%, 9/1/2023 (Insured; MBIA) (Prerefunded 9/1/2006)	1,085,000 [a]	1,217,196
Tampa-Hillsborough County Expressway Authority, Revenue 5%, 7/1/2004 (Insured; FGIC)	2,140,000	2,169,596
Volusia County School Board, Sales Tax Revenue 5%, 10/1/2004 (Insured; FSA)	1,000,000	1,023,850
Georgia—2.3%		
College Park Business and Industrial Development Authority, Revenue (Civic Center Project) 5.80%, 9/1/2005 (Insured; FSA)	1,165,000	1,247,109

Mellon National Short-Term Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Georgia (continued)		
De Kalb County Development Authority, Revenue (Emory University Project) 5.375%, 11/1/2005	3,000,000	3,211,260
State of Georgia 6%, 3/1/2004	1,000,000	1,000,560
Illinois—4.1%		
Chicago, Sales Tax Revenue 5.375%, 1/1/2030 (Insured FGIC)	2,000,000	2,304,720
Chicago Transit Authority, Capital Grant Receipt Revenue (Douglas Branch Reconstruction) 5%, 6/1/2007 (Insured; AMBAC)	7,000,000	7,330,610
Indiana—.4%		
Indiana Development Finance Authority, SWDR (Waste Management Inc. Project) 2.70%, 10/1/2004	1,000,000	1,004,820
Kansas—.7%		
Crawford County Unified School District No. 250 6%, 9/1/2004 (Insured; FSA)	565,000	579,351
Kansas Development Finance Authority, Revenue (Water Pollution Control Revolving Fund) 5%, 11/1/2006	1,000,000	1,094,490
Kentucky—1.6%		
Kentucky Economic Development Finance Authority, Health System Revenue (Norton Healthcare Inc.) 6.25%, 10/1/2012	1,000,000	1,103,000
Logan/Todd Regional Water Commission, Revenue 4%, 2/1/2007	2,500,000	2,672,100
Maryland—1.6%		
Washington Suburban Sanitary District, Sewage Disposal 5%, 6/1/2006	3,500,000	3,792,880
Massachusetts—2.1%		
Massachusetts College Building Authority, Project Revenue 4%, 5/1/2006	535,000	565,377
Massachusetts (continued)		
Massachusetts Health and Educational Facilities Authority, Revenue:		
(Boston College) 5%, 6/1/2007	1,000,000	1,103,960
(Springfield College) 4%, 10/15/2007	1,220,000	1,302,289
Massachusetts Development Finance Agency, Revenue (Combined Jewish Philanthropies) 3.50%, 2/1/2008	1,880,000	1,948,958
Michigan—3.0%		
State of Michigan (Environmental Project) 5%, 5/1/2009	2,000,000	2,265,040
Michigan Building Authority, Revenue (Facilities Program):		
5.50%, 10/15/2006	1,250,000	1,383,975
5.625%, 10/1/2008 (Prerefunded 10/1/2004)	1,000,000 [a]	1,047,650
Michigan Municipal Bond Authority, Revenue (Clean Water State Revolving Fund):		
4.50%, 10/1/2006	1,000,000	1,079,900
5%, 10/1/2006	1,000,000	1,091,260
Minnesota—1.2%		
State of Minnesota 5%, 10/1/2006	2,000,000	2,187,360
Willmar Independent School District No. 347 5.15%, 2/1/2009	400,000	426,160
Mississippi—1.4%		
State of Mississippi, Highway Revenue, Four Lane Highway Program 5.25%, 6/1/2006	3,000,000	3,262,080
Missouri—2.9%		
Missouri, Water Pollution Control 4%, 10/1/2007	3,000,000	3,249,930
Missouri Board of Public Buildings, State Office Building Special Obligation 5.50%, 5/1/2005	3,365,000	3,541,763
Nevada—.9%		
Clarke County, PCR (Southern California Edison Co.) 3.25%, 3/2/2009	2,000,000	2,002,100

Mellon National Short-Term Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Hampshire—.5%		
State of New Hampshire 4%, 7/15/2005	1,000,000	1,040,200
New Jersey—5.7%		
New Jersey Building Authority, State Building Revenue 5.25%, 12/15/2007	2,500,000	2,820,450
New Jersey Economic Development Authority, Exempt Facilities Revenue (Waste Management of New Jersey Inc. Project) 4%, 11/1/2004	2,800,000	2,840,124
New Jersey Transit Corp., Capital Grant Anticipation Notes 5.50%, 2/1/2005 (Insured; AMBAC)	5,000,000	5,204,400
New Jersey Transportation Trust Fund Authority 5%, 12/15/2006	1,000,000	1,094,500
University of Medicine and Dentistry, COP 6.75%, 12/1/2009 (Insured; MBIA)	1,220,000	1,225,600
New York—6.0%		
Metropolitan Transportation Authority, Service Contract 5%, 1/1/2006	1,425,000	1,517,924
Municipal Assistance Corp. for the City of New York:		
5.50%, 7/1/2004	1,000,000	1,015,890
5.25%, 7/1/2006	1,415,000	1,545,520
New York City 5.25%, 11/15/2007	2,095,000	2,328,111
New York City Transitional Finance Authority, Revenue (New York City Recovery) 5%, 11/01/2006	1,250,000	1,365,113
New York State Dormitory Authority, Revenue (Lutheran Medical Center) 4%, 8/1/2007 (Insured; MBIA)	1,000,000	1,071,870
New York State Thruway Authority, Service Contract Revenue, Local Highway and Bridge 5%, 4/1/2006	1,000,000	1,071,780
Tobacco Settlement Financing Corp. 5.50%, 6/1/2009	4,000,000	4,200,840
North Carolina—2.8%		
Guilford County 4%, 10/1/2020	2,000,000	2,151,740
State of North Carolina, Public Improvement 5%, 3/1/2006	1,000,000	1,074,910
North Carolina (continued)		
North Carolina Eastern Municipal Power Agency, Power System Revenue 5%, 1/1/2007	655,000	702,186
North Carolina Municipal Power Agency Number 1, Catawba Electric Revenue 5%, 1/1/2005	500,000	515,330
Wake County, Public Improvement 5%, 4/1/2006	2,000,000	2,155,620
Ohio—3.5%		
Columbus 5%, 7/1/2008	1,000,000	1,125,770
Ohio Higher Education Capital Facilities:		
5.25%, 5/1/2005	2,500,000	2,623,900
5.25%, 5/1/2006	1,000,000	1,084,410
Ohio Building Authority, State Facilities, Adult Correctional 5.75%, 4/1/2005	2,250,000	2,365,133
University of Cincinnati, General Receipts 5.50%, 6/1/2005 (Insured; FGIC)	800,000	844,520
Oklahoma—2.2%		
Oklahoma Capital Improvement Authority, State Highway Capital Improvement Revenue 5%, 6/1/2005 (Insured; MBIA)	1,700,000	1,784,558
Tulsa 4%, 5/1/2007	2,200,000	2,361,370
Tulsa County Independent School District Number 1, Combined Purpose 4.50%, 3/1/2004	1,000,000	1,000,390
Pennsylvania—8.9%		
Berks County 5.50%, 11/15/2005 (Insured; AMBAC)	1,835,000	1,970,918
Dauphin County 5.25%, 9/1/2009 (Insured; FSA)	1,295,000	1,471,366
Delaware County Industrial Development Authority, PCR (Peco Energy Co.) 5.20%, 10/1/2004	1,000,000	1,018,780
Greater Latrobe School Authority, School Building Revenue 4%, 10/1/2007 (Insured; FGIC)	2,000,000	2,160,080
Lehigh County Industrial Development Center, PCR (Peoples Electric Utility Corp.) 3.125%, 11/1/2008 (Insured; AMBAC)	1,250,000	1,305,525

Mellon National Short-Term Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Association Project) 3.30%, 10/1/2008	2,400,000	2,452,920
State of Pennsylvania:		
5.30%, 5/1/2004	1,375,000	1,385,519
5.125%, 9/15/2006 (Insured; AMBAC)	1,175,000	1,286,237
5%, 10/1/2008 (Insured; FGIC)	1,000,000	1,130,340
Pennsylvania Industrial Development Authority, EDR 7%, 7/1/2007 (Insured; AMBAC)	440,000	514,316
Philadelphia, Gas Works Revenue 5%, 8/1/2007 (Insured; FSA)	1,555,000	1,724,713
Pittsburgh 5%, 3/1/2008 (Insured; FGIC)	2,000,000	2,107,680
Spring Grove Area School District 5.625%, 4/1/2017 (Insured; FGIC) (Prerefunded 4/1/2005)	820,000 [a]	861,402
Sayre Health Care Facilities Authority, Revenue (Guthrie Healthcare System) 5.50%, 12/1/2004	1,310,000	1,349,379
South Carolina—.5%		
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) 5%, 12/1/2007	1,000,000	1,104,360
Tennessee—.9%		
Humpheys Industrial Development Board, SWDR (E.I. Dupont Denemours and Co. Project) 6.70%, 5/1/2024	2,000,000	2,056,280
Texas—11.3%		
Dallas Civic Center, Improvement 4.80%, 8/15/2011 (Insured; MBIA)	3,050,000	3,371,043
Dallas, Waterworks and Sewage System Revenue 5%, 10/1/2007	1,000,000	1,113,280
Gulf Coast Waste Disposal Authority, SWDR (Waste Management of Texas) 2.85%, 4/30/2004	1,750,000	1,752,905
Houston, Public Improvement 5%, 3/1/2005 (Insured; MBIA)	2,000,000	2,079,840
Killeen Independent School District 4.50%, 2/15/2007 (Guaranteed; Public School Fund)	500,000	541,165
Texas (continued)		
North Texas Thruway Authority, Dallas North Thruway System Revenue 5%, 7/1/2008 (Insured; AMBAC)	2,000,000	2,234,280
Texas Public Finance Authority 5.75%, 10/1/2014	4,000,000	4,450,960
Tarrant Regional Water District, Water Revenue 4.50%, 3/1/2006 (Insured; FSA)	1,000,000	1,063,150
Texas A & M University, Financing System Revenues 5.625%, 5/15/2016 (Insured; AMBAC) (Prerefunded 5/15/2006)	2,500,000 [a]	2,736,900
Texas Turnpike Authority, Central Texas Turnpike System Revenue 5%, 6/1/2007	2,500,000	2,759,900
Trinity River Authority, Regional Wastewater System Revenue 5%, 8/1/2005 (Insured; MBIA)	4,000,000	4,220,640
Utah—3.0%		
Intermountain Power Agency, Power Supply Revenue 4.50%, 7/1/2007 (Insured; AMBAC)	2,500,000	2,727,025
Jordan School District (Local School Board Program) 5.25%, 6/15/2007	3,000,000	3,347,370
State of Utah:		
5.50%, 7/1/2005	915,000	969,772
5.50%, 7/1/2005 (Prerefunded 7/1/2005)	85,000 [a]	90,041
Virginia—3.5%		
Alexandria, Capital Improvement 5%, 6/1/2007	3,625,000	4,025,599
Hampton, Public Improvement 4%, 8/1/2005	1,000,000	1,041,620
Fairfax County, Public Improvement 5%, 6/1/2006	1,000,000	1,030,120
Louisa Industrial Development Authority, PCR (Virginia Electric and Power Co.) 5.25%, 12/1/2008	2,000,000	2,148,220

Mellon National Short-Term Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Washington—1.9%		
Washington Public Power Supply System, Revenue:		
(Nuclear Project No. 1) 6%, 7/1/2005 (Insured; AMBAC)	2,000,000	2,129,980
(Nuclear Project No. 3) 6%, 7/1/2007 (Insured; AMBAC)	2,050,000	2,332,839
West Virginia—.5%		
West Virginia Higher Education Policy Commission Revenue (University Facilities) 5%, 4/1/2005 (Insured; MBIA)	1,000,000	1,043,250
Wyoming—.9%		
Uinta County, PCR (Amoco Project) 2.25%, 7/1/2007	2,000,000	2,030,880
U.S. Related—4.1%		
Commonwealth of Puerto Rico:		
5%, 7/1/2008 (Insured; FGIC)	1,500,000	1,690,650
Public Improvement 5.375%, 7/1/2025 (Insured; FSA) (Prerefunded 7/1/2007)	1,000,000 [a]	1,122,960
Puerto Rico Highway and Transportation Authority, Highway Revenue:		
5%, 7/1/2005	2,500,000	2,630,250
5%, 7/1/2006	2,500,000	2,704,100
Puerto Rico Municipal Finance Agency 4%, 8/1/2006 (Insured; FSA)	1,355,000	1,443,089
Total Long-Term Municipal Investments (cost $219,099,828)		**224,028,641**

Short-Term Investments—5.5%

Short-Term Municipal Investments	Principal Amount ($)	Value ($)
Colorado—.1%		
Colorado Housing and Finance Authority, Multifamily Revenue, VRDN (Windridge Apartments) .95% (Guaranteed; FNMA)	300,000 [b]	300,000
Idaho—.6%		
Idaho Health Facilities Authority, Revenue, VRDN (Saint Luke's Regional Medical Center) .98% (LOC; Harris Trust and Savings)	1,400,000 [b]	1,400,000
Illinois—.3%		
Illinois Health Facilities Authority, Revenue, VRDN (Resurrection Health) .99% (SBPA; Bank One Illinois)	700,000 [b]	700,000
Mississippi—2.1%		
Jackson County, Port Facility Revenue, VRDN (Chevron Inc. USA Project) .99%	4,800,000 [b]	4,800,000
Missouri—1.0%		
Missouri Development Finance Board , LR, VRDN (Missouri Association of Municipal Utilities Lease Financing Program) 1.03% (LOC; U.S. Bank National Association)	800,000 [b]	800,000
Missouri Health and Educational Facilities Authority, Educational Facilities Revenue, VRDN (Southwest Baptist University Project) 1.03%, (LOC; Bank of America)	1,600,000 [b]	1,600,000
Oklahoma—.1%		
Oklahoma Development Finance Authority, Revenue, VRDN (Iverness Village—Continuing Care Community) 1.03% (LOC; KBC Bank)	300,000 [b]	300,000
Pennsylvania—.5%		
Allegheny County Hospital Development Authority, Revenue, VRDN (Presbyterian University Hospital) .98% (LOC; Bank One N.A.)	1,025,000 [b]	1,025,000
Washington—.3%		
Washington Housing Finance Commission, Nonprofit Housing Revenue, VRDN (YMCA of Greater Seattle) 1% (LOC; U.S. Bank of Washington)	800,000 [b]	800,000
Wisconsin—.5%		
Wisconsin Health and Educational Facilities Authority, Revenue, VRDN (Alverno College Project) 1.03% (LOC; Allied Irish Bank)	1,200,000 [b]	1,200,000
Total Short-Term Municipal Investments (cost $12,925,000)		**12,925,000**

Total Investments (cost $232,024,828)	**101.6%**	**236,953,641**
Liabilities, Less Cash and Receivables	**(1.6%)**	**(3,852,062)**
Net Assets	**100.0%**	**233,101,579**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LOC**	Letter of Credit
COP	Certificate of Participation	**LR**	Lease Revenue
EDR	Economic Development Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company		
FNMA	Federal National Mortgage Association	**PCR**	Pollution Control Revenue
FSA	Financial Security Assurance	**SBPA**	Standby Bond Purchase Agreement
HR	Hospital Revenue	**SWDR**	Solid Waste Disposal Revenue
IDR	Industrial Development Revenue	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	51.5
AA		Aa		AA	26.3
A		A		A	8.2
BBB		Baa		BBB	6.6
F1		MIG1/P1		SP1/A1	6.6
Not Rated [c]		Not Rated [c]		Not Rated [c]	.8
					100.0

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Investment Adviser to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

Mellon Pennsylvania Intermediate Municipal Bond Fund

Long-Term Municipal Investments—96.4%	Principal Amount ($)	Value ($)
Arizona—.9%		
Tucson Unified School District Number 1 of Pima County 4.75%, 7/1/2014 (Insured; FSA)	5,000,000 [a]	5,496,150
University Medical Center Corp., HR 5.25%, 7/1/2015	1,160,000 [a]	1,262,799
California—3.0%		
Agua Caliente Band Cahuilla Indians, Revenue 6%, 7/1/2018	1,500,000	1,525,605
California:		
5.25%, 11/1/2017	2,500,000	2,705,800
5%, 2/1/2033	9,000,000	9,003,150
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue:		
0/5.875%, 1/15/2027 (Insured; MBIA)	6,000,000 [b]	5,035,260
0/5.875%, 1/15/2029 (Insured; MBIA)	2,000,000 [b]	1,671,020
5.75%, 1/15/2040	2,000,000	2,073,400
Colorado—.5%		
Northwest Parkway Public Highway Authority, Senior Revenue 0/5.70%, 6/15/2021 (Insured; AMBAC)	5,000,000 [b]	3,863,500
Connecticut—.6%		
Mohegan Tribe of Indians of Connecticut Gaming Authority, Priority Distribution Payment, Public Improvement Bonds:		
6.25%, 1/1/2021	2,500,000	2,724,950
5.125%, 1/1/2023	1,350,000	1,364,472
Florida—1.7%		
Capital Trust Agency, Revenue (Seminole Tribe of Florida Convention and Resort Hotel Facilities):		
8.95%, 10/1/2033	1,875,000	2,210,325
10%, 10/1/2033	8,500,000	10,590,405
Illinois—.7%		
Chicago 5.50%, 1/1/2016 (Insured; FSA)	2,305,000	2,698,648
Illinois Educational Facilities Authority (University of Chicago) 5.25%, 7/1/2011	1,960,000	2,215,447
Kentucky—.2%		
Kentucky Property and Buildings Commission, Revenue (Project Number 68) 5.75%, 10/1/2010	1,500,000	1,778,610
Massachusetts—.4%		
Massachusetts Water Pollution Abatement Trust (Pool Program Bonds) 5%, 8/1/2032	3,000,000	3,138,210
Michigan—.3%		
Detroit City School District 5.25%, 5/1/2017 (Insured; FGIC)	2,000,000	2,322,040
Missouri—.2%		
Missouri Housing Development Commission, SFMR 6.40%, 9/1/2029	1,445,000	1,546,092
New Hampshire—.2%		
New Hampshire Business Finance Authority, PCR (Central Maine Power Co.) 5.375%, 5/1/2014	1,015,000	1,114,206
New Jersey—.5%		
New Jersey Transportation Corp., Federal Transportation Administration Grants COP 5.50%, 9/15/2012 (Insured; AMBAC)	3,000,000	3,517,410
New York—1.5%		
New York City Transitional Finance Authority, Revenue (Future Tax Secured) 5.50%/14%, 11/1/2026	4,000,000 [c]	4,659,280
New York State Dormitory Authority, Revenue:		
(Mental Health Services Facilities):		
6%, 8/15/2007 (Prerefunded 2/15/2007)	20,000 [d]	22,937
6%, 8/15/2007	2,480,000	2,811,328
(North Shore Long Island Jewish Group) 5%, 5/1/2018	2,000,000	2,098,160
(School Program) 5.25%, 7/1/2011	1,200,000	1,338,816
North Carolina—.4%		
North Carolina Eastern Municipal Power Agency, Power System, Revenue:		
5.30%, 1/1/2015	1,500,000	1,626,420
5.125%, 1/1/2023	1,500,000	1,527,660
Ohio—.8%		
Cuyahoga County, Revenue (Cleveland Clinic Health System) 6%, 1/1/2016	5,000,000	5,687,300

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania—70.3%		
Allegheny County:		
5.75%, 12/1/2004	600,000	621,882
5.80%, 9/15/2009 (Insured; MBIA) (Prerefunded 9/15/2004)	10,000 [d]	10,267
Allegheny County Hospital Development Authority, Revenue:		
(Pittsburgh Mercy Health System):		
5.60%, 8/15/2005 (Insured; AMBAC)	2,020,000	2,151,886
5.60%, 8/15/2006 (Insured; AMBAC)	2,135,000	2,356,101
(University of Pittsburgh Medical Center):		
4.95%, 12/1/2007 (Insured; MBIA)	690,000	740,501
5.15%, 12/1/2009 (Insured; MBIA)	750,000	797,835
5%, 6/15/2014	9,820,000	10,590,183
Allegheny County Industrial Development Authority, PCR 4.35%, 12/1/2013 (Insured; AMBAC)	2,500,000	2,702,025
Allegheny County Port Authority, Special Transportation Revenue:		
5.50%, 6/1/2008 (Insured; MBIA)	4,000,000	4,568,120
5.375%, 3/1/2011 (Insured; FGIC)	2,500,000	2,911,025
5.50%, 3/1/2014 (Insured; FGIC)	2,500,000	2,895,125
5.50%, 3/1/2016 (Insured; FGIC)	1,360,000	1,554,888
6%, 3/1/2019 (Insured; MBIA) (Prerefunded 3/1/2009)	5,000,000 [d]	5,937,700
Athens Area School District 4.75%, 4/15/2011 (Insured; FGIC)	1,740,000	1,959,397
Bethlehem Area School District 5.50%, 9/1/2007 (Insured; FGIC)	4,000,000	4,520,040
Blair County:		
5.375%, 8/1/2015 (Insured; AMBAC)	1,880,000	2,204,789
5.375%, 8/1/2016 (Insured; AMBAC)	1,980,000	2,326,342
Bucks County Community College Authority, College Building Revenue:		
5.65%, 6/15/2006	1,135,000	1,245,946
5.70%, 6/15/2007	1,205,000	1,361,035
Pennsylvania (continued)		
Bucks County Technical School Authority, School Revenue:		
5.10%, 8/15/2008 (Insured; AMBAC)	1,000,000	1,067,890
5.40%, 8/15/2011 (Insured; AMBAC)	1,500,000	1,609,005
Butler County 5.25%, 7/15/2016 (Insured; FGIC)	2,410,000	2,739,592
Carlisle Area School District 5%, 3/1/2012 (Insured; MBIA)	1,295,000	1,475,445
Central York School District:		
5%, 6/1/2012 (Insured; FGIC)	2,305,000	2,631,296
5.50%, 6/1/2014 (Insured; FGIC)	1,000,000	1,166,150
Chester County Health and Education Facilities Authority, Health System Revenue (Main Line Health System) 5.50%, 5/15/2015	2,000,000	2,046,260
Conestoga Valley School District:		
5%, 5/1/2010 (Insured; FGIC)	2,070,000	2,355,826
5%, 5/1/2011 (Insured; FGIC)	1,500,000	1,714,125
Conrad Weiser Area School District:		
6.05%, 12/15/2004 (Insured; MBIA)	980,000	1,019,710
5.20%, 12/15/2010 (Insured; MBIA)	1,000,000	1,079,630
5.25%, 12/15/2014 (Insured; MBIA)	3,890,000	4,205,051
Cumberland County Municipal Authority, College Revenue:		
(Dickerson College):		
5.25%, 11/1/2008 (Insured; AMBAC)	1,000,000	1,140,960
5.25%, 11/1/2009 (Insured; AMBAC)	1,170,000	1,347,173
(Messiah College)		
5.50%,10/1/2006 (Insured; AMBAC)	5,760,000	6,132,557
Delaware County 5.50%, 10/1/2015	280,000	297,576
Delaware County Authority, College Revenue (Haverford College):		
5.875%, 11/15/2021	1,500,000	1,749,855
5.75%, 11/15/2025	3,000,000	3,402,900
Delaware County Industrial Development Authority, PCR (Peco Energy Co. Project) 5.20%, 10/1/2004	4,565,000	4,650,731

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Delaware County Regional Water Quality Control Authority, Sewer Revenue 4.75%, 5/1/2010 (Insured; FGIC)	1,945,000	2,185,947
Downingtown Area School District:		
5.25%, 2/1/2008	4,870,000	5,474,367
5.375%, 2/1/2009	5,020,000	5,743,984
Erie County 5.375%, 9/1/2016 (Insured; MBIA)	2,445,000	2,812,092
Exeter Township School District 5.15%, 5/15/2010 (Insured; FGIC)	2,500,000	2,689,625
Fleetwood Area School Authority 5.70%, 4/1/2006 (Insured; FGIC)	1,160,000	1,265,989
Fleetwood Area School District 5%, 4/1/2011 (Insured; FGIC)	1,500,000	1,712,505
Harrisburg Authority, Resource Recovery Facility Revenue 5%, 12/1/2033 (Insured; FSA)	4,000,000	4,470,200
Harrisburg Authority, School Revenue, Harrisburg Project:		
5%, 4/1/2008 (Insured; FGIC)	1,000,000	1,117,980
5%, 4/1/2009 (Insured; FGIC)	1,000,000	1,128,820
5%, 4/1/2010 (Insured; FGIC)	2,500,000	2,842,125
Hazleton Area School District:		
6.50%, 3/1/2006 (Insured; FSA)	1,155,000	1,273,156
6.50%, 3/1/2007 (Insured; FSA)	1,000,000	1,141,010
6.50%, 3/1/2008 (Insured; FSA)	1,300,000	1,522,326
Hazleton City Authority, Water Revenue 5.75%, 4/1/2006 (Insured; FGIC)	570,000	622,297
Kennett Consolidated School District, GO 5.50%, 2/15/2015 (Insured; FGIC)	1,310,000	1,508,858
Lancaster County Solid Waste Management Authority, RRR:		
5.25%, 12/15/2008 (Insured; AMBAC)	3,940,000	4,414,573
5.25%, 12/15/2009 (Insured; AMBAC)	4,230,000	4,759,384
5.25%, 12/15/2010 (Insured; AMBAC)	2,000,000	2,253,760
Pennsylvania (continued)		
Lancaster County Vocational-Technical School Authority, LR:		
5.25%, 2/15/2009 (Insured; FGIC)	1,000,000	1,138,210
5.25%, 2/15/2010 (Insured; FGIC)	1,500,000	1,723,110
Lancaster Higher Education Authority, College Revenue (Franklin and Marshall College) 5.25%, 4/15/2016	1,815,000	2,029,025
Lehigh County General Purpose Authority, Revenue (Lehigh Valley Hospital):		
5.75%, 7/1/2005 (Insured; MBIA)	1,200,000	1,275,324
5.75%, 7/1/2006 (Insured; MBIA)	1,270,000	1,397,102
Montgomery County:		
5%, 9/15/2010	1,165,000	1,337,979
5%, 9/15/2011	2,155,000	2,484,952
Montgomery County Higher Education and Health Authority, HR (Abington Memorial Hospital) 5%, 6/1/2007 (Insured; AMBAC)	2,940,000	3,241,027
Montgomery County Industrial Development Authority, PCR (Peco Energy Co. Project):		
5.30%, 10/1/2004	1,500,000	1,527,300
5.20%, 10/1/2030	2,500,000	2,546,950
Muhlenberg School District 5.375%, 4/1/2015	1,000,000	1,142,960
North Pennsylvania School District 5.50%, 3/1/2006	1,350,000	1,463,373
North Pennsylvania School District Authority, School Revenue (Mongomery and Bucks County) 6.20%, 3/1/2007	860,000	945,725
North Wales Water Authority, Water Revenue 5.40%, 11/1/2010 (Insured; FGIC)	1,000,000	1,066,820
Northampton County Higher Education Authority, Revenue (Lehigh University) 5.50%, 11/15/2011	2,500,000	2,958,750

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Northeastern Hospital and Education Authority, College Revenue (Luzerne County Community College):		
5.25%, 8/15/2006 (Insured; MBIA)	1,115,000	1,220,167
5.25%, 8/15/2007 (Insured; MBIA)	1,170,000	1,310,295
Northwestern Lehigh School District:		
5%, 3/15/2008 (Insured; FSA)	1,190,000	1,329,147
5%, 3/15/2009 (Insured; FSA)	1,190,000	1,342,403
5%, 3/15/2010 (Insured; FSA)	1,245,000	1,414,618
Owen J. Roberts School District, GO 5.50%, 8/15/2018 (Insured; FSA)	1,440,000	1,647,058
Parkland School District:		
5.25%, 9/1/2011 (Insured; FGIC)	2,220,000	2,583,192
5.375%, 9/1/2014 (Insured; FGIC)	3,110,000	3,668,618
5.375%, 9/1/2016 (Insured; FGIC)	1,490,000	1,752,046
Penn Manor School District:		
5.20%, 6/1/2012 (Insured; FGIC) (Prerefunded 6/1/2006)	355,000 [d]	385,928
5.20%, 6/1/2012 (Insured; FGIC)	395,000	426,015
Pennsylvania:		
5.30%, 5/1/2005 (Prerefunded 5/1/2004)	905,000 [d]	925,589
5.30%, 5/1/2005 (Prerefunded 5/1/2004)	95,000 [d]	97,161
5%, 6/1/2006 (Insured; MBIA)	1,500,000	1,623,765
5.375%, 5/15/2009 (Insured; FGIC) (Prerefunded 5/15/2006)	3,000,000 [d]	3,311,670
5.25%, 10/15/2009	10,000,000	11,519,800
5.25%, 10/15/2010	10,000,000	11,608,700
5.25%, 2/1/2011	7,850,000	9,078,996
6%, 1/15/2012 (Prerefunded 1/15/2010)	2,500,000 [d]	3,008,450
5.25%, 2/1/2012	1,000,000	1,159,060
Pennsylvania Higher Educational Facilities Authority, Revenue:		
(Lafayette College Project) 6%, 5/1/2030	5,000,000	5,815,400
(La Salle University) 5.50%, 5/1/2034	2,250,000	2,328,638
(State Systems):		
5.20%, 6/15/2007 (Insured; AMBAC)	1,000,000	1,012,060
Pennsylvania (continued)		
Pennsylvania Higher Educational Facilities Authority, Revenue:		
(State Systems) (continued):		
5.30%, 6/15/2008 (Insured; AMBAC)	3,200,000	3,239,328
5.75%, 6/15/2010 (Insured; AMBAC)	3,045,000	3,602,814
(State Systems Higher Education):		
5%, 6/15/2009 (Insured; AMBAC)	2,665,000	3,019,019
5%, 6/15/2010 (Insured; AMBAC)	2,785,000	3,174,482
5%, 6/15/2011 (Insured; AMBAC)	2,935,000	3,358,315
(Temple University) 5.25%, 4/1/2014 (Insured; MBIA)	2,500,000	2,813,500
(University of Scranton) 5.75%, 11/1/2016 (Insured; AMBAC)	1,690,000	1,958,456
(UPMC Health System):		
5%, 1/15/2010	1,630,000	1,786,431
5.125%, 1/15/2011	1,550,000	1,708,115
5.25%, 8/1/2012 (Insured; FSA)	3,000,000	3,358,530
6%, 1/15/2022	2,500,000	2,711,100
College and University:		
(Allegheny College Project) 6.10%, 11/1/2008 (Insured; MBIA)	2,150,000	2,201,794
(Bryn Mawr College) 5.25%, 12/1/2012 (Insured; AMBAC)	3,000,000	3,494,400
(College of Pharmacy and Science) 5.35%, 11/1/2011 (Insured; MBIA)	2,000,000	2,157,740
(Drexel University):		
5.50%, 5/1/2007 (Insured; MBIA)	1,275,000	1,426,661
5.30%, 5/1/2010 (Insured; MBIA)	3,910,000	4,384,205
(University of Pennsylvania):		
5.30%, 9/1/2006	1,000,000	1,057,820
5.40%, 9/1/2007	2,000,000	2,124,260

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Pennsylvania Higher Educational Facilities Authority, Revenue (continued):		
Health Services (University of Pennsylvania):		
5.60%, 1/1/2005	2,750,000	2,814,570
5.80%, 1/1/2007	2,000,000	2,045,980
6%, 1/1/2010	3,000,000	3,066,930
5.60%, 11/15/2010	2,000,000	2,238,300
5.875%, 1/1/2015	2,000,000	2,088,320
Pennsylvania Housing Finance Agency:		
(Rental Housing) 5.45%, 7/1/2006	10,000	10,227
(Single Family Mortgage):		
5.35%, 10/1/2009	1,165,000	1,230,193
5.45%, 10/1/2010	3,025,000	3,291,321
5.50%, 10/1/2011	1,325,000	1,431,768
5.55%, 10/1/2012	3,060,000	3,289,959
5.75%, 10/1/2013	5,040,000	5,337,713
5.45%, 10/1/2014	365,000	373,092
6%, 10/1/2015	3,045,000	3,203,644
Pennsylvania Industrial Development Authority, EDR:		
6%, 7/1/2008 (Insured; AMBAC)	5,600,000	6,503,392
5.80%, 1/1/2009 (Insured; AMBAC)	5,000,000	5,789,050
5.50%, 7/1/2012 (Insured; AMBAC)	5,335,000	6,289,165
Pennsylvania State University 5%, 3/1/2009	3,000,000	3,382,080
Pennsylvania Turnpike Commission, Revenue:		
5%, 6/1/2009 (Insured; FGIC)	3,275,000	3,711,033
5%, 6/1/2011 (Insured; FGIC)	3,000,000	3,435,480
5.50%, 12/1/2011 (Insured; FGIC)	2,510,000	2,976,233
5.50%, 12/1/2012 (Insured; FGIC)	2,000,000	2,371,100
5.50%, 6/1/2015	1,500,000	1,713,345
Oil Franchise Tax:		
5.50%, 12/1/2006 (Insured; AMBAC) (Escrowed to Maturity)	1,325,000	1,472,791
5.50%, 12/1/2006 (Insured; AMBAC)	980,000	1,088,172
Perkiomen Valley School District:		
5.25%, 3/1/2013 (Insured; FSA)	1,230,000	1,403,393
5.25%, 3/1/2014 (Insured; FSA)	1,290,000	1,466,962
Pennsylvania (continued)		
Philadelphia:		
5.25%, 3/15/2011 (Insured; FSA)	3,500,000	3,979,080
5.25%, 3/15/2012 (Insured; FSA)	235,000	266,939
5.25%, 3/15/2013 (Insured; FSA)	2,000,000	2,273,860
5.25%, 3/15/2014 (Insured; FSA)	1,000,000	1,128,300
Water and Wastewater Revenue:		
5.625%, 6/15/2009 (Insured; AMBAC)	5,000,000	5,802,950
5.25%, 12/15/2012 (Insured; AMBAC)	10,000,000	11,651,900
Philadelphia Authority For Industrial Development, Revenue (Girard Estates Facilities Leasing Project) 5%, 5/15/2019	2,400,000	2,474,184
Philadelphia Hospital and Higher Education Facilities Authority, Revenue (Jefferson Health System) 5.50%, 5/15/2008	1,000,000	1,114,260
Philadelphia Parking Authority, Parking Revenue:		
5.25%, 2/1/2013 (Insured; AMBAC)	1,935,000	2,196,670
5.25%, 2/1/2014 (Insured; AMBAC)	2,040,000	2,299,080
Airport 5.75%, 9/1/2009 (Insured; AMBAC)	2,255,000	2,636,185
Philadelphia School District:		
5%, 10/1/2008 (Insured; MBIA)	10,000,000	11,270,600
5.75%, 2/1/2011 (Insured; FSA)	4,000,000	4,737,760
5.75%, 2/1/2013 (Insured; FSA)	3,000,000	3,534,720
5.25%, 4/1/2014 (Insured; MBIA)	2,500,000	2,817,950
5.50%, 2/1/2017 (Insured; FSA)	1,770,000	2,025,039
5.50%, 2/1/2019 (Insured; FSA)	1,310,000	1,485,330
Pittsburgh School District:		
5.50%, 9/1/2016 (Insured; FSA)	4,000,000	4,696,120
5.50%, 9/1/2017 (Insured; FSA)	2,000,000	2,350,900
5.50%, 9/1/2018 (Insured; FSA)	1,000,000	1,174,200

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Pittsburgh Water and Sewer Authority, Water and Sewer System Revenue 4%, 9/1/2016 (Insured; FSA)	1,600,000	1,627,264
Scranton-Lackawanna Health and Welfare Authority, Revenue:		
(Community Medical Center Project):		
5.50%, 7/1/2010 (Insured; MBIA)	3,035,000	3,425,392
5.50%, 7/1/2011 (Insured; MBIA)	3,195,000	3,605,973
(University of Scranton Project):		
5.50%, 11/1/2006 (Insured; AMBAC)	2,295,000	2,541,919
5.50%, 11/1/2007 (Insured; AMBAC)	3,040,000	3,446,357
Southeastern Pennsylvania Transportation Authority, Special Revenue 5.90%, 3/1/2010 (Insured; FGIC) (Prerefunded 3/1/2005)	125,000 [d]	132,360
Springfield School District (Delaware County):		
4.75%, 3/15/2010 (Insured; FSA)	1,145,000	1,285,045
4.75%, 3/15/2011 (Insured; FSA)	780,000	877,695
4.75%, 3/15/2012 (Insured; FSA)	1,085,000	1,217,327
State Public School Building Authority:		
College Revenue:		
(Harrisburg Community College) 5.10%, 10/1/2006 (Insured; MBIA)	1,000,000	1,094,610
(Westmoreland County Community College) 5.45%, 10/15/2011 (Insured; MBIA) (Prerefunded 10/15/2005)	1,000,000 [d]	1,070,160
School Revenue:		
(Lease-Philadelphia School District Project) 5%, 6/1/2029 (Insured; FSA)	5,000,000	5,270,600
(Tuscarora School District Project) 5.25%, 4/1/2017 (Insured; FSA)	1,035,000	1,167,697
Pennsylvania (continued)		
Susquehanna Area Regional Airport Authority, Airport System, Revenue:		
5.375%, 1/1/2018	6,000,000	6,133,020
5.50%, 1/1/2020 (Insured; AMBAC)	4,370,000	4,787,510
5%, 1/1/2033 (Insured; AMBAC)	2,400,000	2,519,688
Swarthmore Borough Authority, College Revenue:		
5.50%, 9/15/2011	17,500,000	20,667,850
5.25%, 9/15/2016	1,000,000	1,131,330
5.25%, 9/15/2017	1,000,000	1,125,740
University Area Joint Authority, Sewer Revenue 5%, 11/1/2011 (Insured; MBIA)	1,430,000	1,642,527
Upper Darby School District 5%, 2/15/2010 (Insured; AMBAC)	1,100,000	1,248,478
Upper Saint Clair Township School District 5.20%, 7/15/2027	7,000,000	7,204,540
Wallenpaupack Area School District:		
5.50%, 3/1/2007 (Insured; FGIC)	1,985,000	2,209,960
5.50%, 3/1/2008 (Insured; FGIC)	2,090,000	2,372,505
Warwick School District, Lancaster County 5.25%, 2/15/2011 (Insured; FGIC)	1,000,000	1,155,790
Wilson Area School District 5%, 2/15/2011 (Insured; FGIC)	1,910,000	2,177,515
Wilson School District:		
5.375%, 5/15/2015 (Insured; FSA)	1,785,000	2,042,522
5.375%, 5/15/2016 (Insured; FSA)	1,500,000	1,709,355
Wyoming Valley Sanitary Authority, Sewer Revenue 5%, 11/15/2007 (Insured; MBIA)	1,960,000	2,188,281
York County 5%, 6/1/2017 (Insured; AMBAC)	1,100,000	1,217,117
York County Solid Waste and Refuse Authority, Solid Waste System Revenue 5.50%, 12/1/2014 (Insured; FGIC)	1,000,000	1,190,360.

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
South Carolina–.3%		
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner Tomorrow) 5.875%, 12/1/2018	2,000,000	2,294,440
Texas–.4%		
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue Improvement 5.50%, 11/1/2031 (Insured; FGIC)	2,000,000	2,143,920
North Texas Health Facilities Development Corp., HR (Regional Health Care System Inc. Project) 5.25%, 9/1/2007 (Insured; MBIA)	770,000	857,349
Virginia–2.0%		
Charles City County Industrial Development Authority, Solid Waste Disposal Facility Revenue (Waste Management Virginia Inc. Project) 4.875%, 2/1/2009	6,600,000	7,089,522
Louisa Industrial Development Authority, PCR (Virginia Electric and Power Co.) 5.25%, 12/1/2008	5,000,000	5,370,550
Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Associates) 6%, 4/1/2033	2,300,000	2,422,636
Wisconsin–.1%		
Appleton Area School District 6.75%, 2/15/2006	500,000	551,865
U.S. Related–11.4%		
Commonwealth of Puerto Rico, Public Improvement:		
5.50%, 7/1/2014 (Insured; FGIC)	10,000,000	11,967,600
5.50%, 7/1/2014 (Insured; MBIA)	7,500,000	8,975,700
5.50%, 7/1/2018 (Insured; FGIC)	9,545,000	11,425,842
Puerto Rico Electric Power Authority, Power Revenue:		
5.25%, 7/1/2014 (Insured; MBIA)	7,875,000	9,245,171
5.50%, 7/1/2017 (Insured; MBIA)	6,000,000	7,195,740
5.25%, 7/1/2029 (Insured; FSA)	5,000,000	5,372,700
Puerto Rico Highway and Transportation Authority:		
Highway Revenue:		
6.25%, 7/1/2008 Series Y (Insured; MBIA)	1,295,000	1,525,536
6.25%, 7/1/2008 Series Z (Insured; MBIA)	1,000,000	1,178,020
5.50%, 7/1/2013 (Insured; FSA)	1,500,000	1,785,360
5.50%, 7/1/2013 (Insured; MBIA)	4,000,000	4,760,960
Transportation Revenue 5.25%, 7/1/2010	4,000,000	4,577,160
Puerto Rico Municipal Finance Agency:		
5.50%, 8/1/2007 (Insured; FSA)	6,305,000	7,122,380
5.50%, 8/1/2009 (Insured; FSA)	7,090,000	8,261,835
Total Long-Term Municipal Investments (cost $649,069,316)		**707,830,583**

Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

Short-Term Municipal Investments—3.8%	Principal Amount ($)	Value ($)
Illinois—.7%		
Illinois Health Facilities Authority, Revenue, VRDN (Resurrection Health) .99% (Insured; FSA)	5,200,000 [e]	5,200,000
Massachusetts—.1%		
Massachusetts Central Artery, VRDN .99%	1,100,000 [e]	1,100,000
Mississippi—.1%		
Jackson County, Port Facility Revenue, VRDN (Chevron USA Inc. Project) .99%	300,000 [e]	300,000
North Carolina—.4%		
North Carolina Medical Care Commission, Revenue, VRDN (Carolina Meadows Inc. Project) .98% (LOC; Wachovia Bank)	2,900,000 [e]	2,900,000
Pennsylvania—1.2%		
Allegheny County Hospital Development Authority, Revenue, VRDN (Presbyterian University Hospital) .98% (LOC; Bank One)	375,000 [e]	375,000
Lehigh County General Purpose Authority, HR, VRDN (Lehigh Valley Hospital) .94% (Insured; AMBAC)	3,190,000 [e]	3,190,000
Pennsylvania (continued)		
Pennsylvania Higher Educational Facilities Authority, College and University Revenues, VRDN (Temple University) .95% (LOC; Landesbank Hessen-Thuringen Girozentrale)	1,000,000 [e]	1,000,000
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue, VRDN (Childrens Hospital Project).98% (Insured; MBIA)	4,250,000 [e]	4,250,000
Tennessee—1.3%		
Clarksville Public Building Authority, Revenue Pooled Financing, VRDN (Tennessee Municipal Bond Fund) 1% (LOC; Bank of America)	5,200,000 [e]	5,200,000
Montgomery County Public Building Authority, Pooled Financing Revenue (Tennessee County Loan Pool) 1% (LOC; Bank of America)	4,700,000 [e]	4,700,000
Total Short-Term Municipal Investments (cost $28,215,000)		**28,215,000**

Total Investments (cost $677,284,316)	**100.2%**	**736,045,583**
Liabilities, Less Cash and Receivables	**(.2%)**	**(1,410,453)**
Net Assets	**100.0%**	**734,635,130**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LOC**	Letter of Credit
		LR	Lease Revenue
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
EDR	Economic Development Revenue		
FGIC	Financial Guaranty Insurance Company	**PCR**	Pollution Control Revenue
FSA	Financial Security Assurance	**RRR**	Resource Recovery Revenue
GO	General Obligation	**SFMR**	Single Family Mortgage Revenue
HR	Hospital Revenue	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	61.6
AA		Aa		AA	20.1
A		A		A	8.4
BBB		Baa		BBB	4.9
F1		MIG1/P1		SP1/A1	3.3
Not Rated [f]		Not Rated [f]		Not Rated [f]	1.7
					100.0

[a] *Purchased on a delayed delivery basis.*

[b] *Zero coupon until a specified date, at which time, the stated coupon rate becomes effective until maturity.*

[c] *Subject to interest rate change on November 1, 2011.*

[d] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[e] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Investment Adviser to be of comparable quality to those rated securities in which the fund may invest.*

[g] *At February 29, 2004, the fund had $184,980,992 (25.2% of net assets) invested in securities whose payment of principal is dependent upon revenues generated from education projects.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

February 29, 2004 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 2/29/2004 ($)
Financial Futures Sold Short				
U.S. Treasury Futures 5 Year Note	120	13,651,875	March 2004	(336,407)
U.S. Treasury Futures 10 Year Note	120	13,845,000	March 2004	(525,000)
				(861,407)

See notes to financial statements.

Mellon Massachusetts Intermediate Municipal Bond Fund

Long-Term Municipal Investments—94.7%	Principal Amount ($)	Value ($)
Massachusetts—84.9%		
Andover 6%, 12/1/2005	700,000	759,843
Bellingham 5.375%, 3/1/2014 (Insured; AMBAC)	1,685,000	1,947,574
Boston 5.75%, 2/1/2010	2,000,000	2,362,780
Boston Water and Sewer Commission, Revenue 9.25%, 1/1/2011	100,000	138,009
Burlington:		
5.25%, 2/1/2012	200,000	232,424
5.25%, 2/1/2013	250,000	289,143
Cambridge 5%, 12/15/2011	510,000	590,391
Capital Trust Agency, Revenue (Seminole Tribe Convention):		
8.95%, 10/1/2033	965,000	1,137,581
10%, 10/1/2033	1,575,000	1,962,340
Easton 6%, 9/15/2006	105,000	107,562
Everett 6.125%, 12/15/2014 (Insured; MBIA)	1,000,000	1,205,910
Fall River 4%, 2/1/2008 (Insured; FSA)	1,680,000	1,811,443
Framingham 5.75%, 3/1/2005	1,145,000	1,200,269
Franklin 6.25%, 11/15/2005 (Insured; MBIA)	430,000	467,470
Golden State Tobacco Securitization Corp., Tobacco Settlement Revenue (Enhanced-Asset Backed) 5.375%, 6/1/2028	2,000,000	2,033,720
Holden 6%, 3/1/2014 (Insured; FGIC)	1,000,000	1,198,120
Lynn 5.25%, 2/15/2008	1,500,000	1,689,585
Mashpee:		
5.625%, 11/15/2015 (Insured; FGIC, Prerefunded 11/15/2010)	500,000 [a]	601,820
6.25%, 2/1/2006 (Insured; MBIA)	1,000,000	1,094,690
Massachusetts Commonwealth:		
5.50%, 2/1/2007 (Insured; MBIA)	1,000,000	1,109,520
6.50%, 8/1/2008	600,000	709,662
Consolidated Loan:		
5.50%, 7/1/2008 (Prerefunded 7/1/2005)	2,500,000 [a]	2,672,225
5.50%, 11/1/2010 (Insured; FSA)	1,000,000	1,172,740
5.375%, 6/1/2011	6,350,000	7,400,100
5.50%, 6/1/2013	1,000,000	1,175,840
5.75%, 6/1/2013 (Prerefunded 6/1/2010)	5,000,000 [a]	5,962,400

	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Massachusetts Commonwealth (continued):		
Consolidated Loan (continued):		
5%, 6/1/2014	2,000,000	2,264,940
5.5%, 6/1/2015 (Insured; FGIC)	1,000,000	1,180,160
5.625%, 8/1/2015 (Insured; MBIA, Prerefunded 8/1/2005)	1,000,000 [a]	1,074,140
5.25%, 10/1/2021 (Prerefunded 10/1/2013)	2,500,000 [a]	2,905,200
5%, 8/1/2027 (Insured; MBIA)	2,000,000	2,094,580
Federal Highway:		
5.75%, 6/15/2010 (Grant Anticipation Notes)	2,000,000	2,360,020
5.125%, 6/15/2015 (Insured; MBIA)	1,500,000	1,708,155
Massachusetts Bay Transportation Authority:		
Assessment Revenue 5.75%, 7/1/2011	2,000,000	2,359,680
General Transportation System:		
5.50%, 3/1/2009	2,000,000	2,301,800
5.50%, 3/1/2014 (Insured; FGIC)	1,000,000	1,182,980
5.25%, 3/1/2015 (Insured; FGIC)	1,000,000	1,154,310
Sales Tax Revenue 5.25%, 7/1/2021	2,000,000	2,295,500
Massachusetts Development Finance Agency:		
Combined Jewish Philanthropies 5.25%, 2/1/2022	1,000,000	1,089,700
Education Revenue (Belmont Hill School) 5%, 9/1/2015	500,000	546,255
Higher Education Revenue (Smith College) 5.75%, 7/1/2029 (Prerefunded 7/1/2010)	1,000,000 [a]	1,202,980
Milton Academy 5%, 9/1/2019	900,000	977,661
Revenue: (Massachusetts College of Pharmacy):		
6%, 7/1/2008	310,000	343,272
6.30%, 7/1/2010	350,000	395,255
6.40%, 7/1/2011	370,000	413,471
6.50%, 7/1/2012	395,000	439,189
6.375%, 7/1/2023	1,000,000	1,080,120

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Massachusetts Development Finance Agency (continued):		
Revenue (continued):		
(Suffolk University) 5.85%, 7/1/2029	1,000,000	1,036,900
RRR (Waste Management, Inc) 6.90%, 12/1/2009	1,000,000	1,178,790
Massachusetts Education Loan Authority, Education Loan Revenue 6.20%, 7/1/2013 (Insured; AMBAC)	435,000	441,843
Massachusetts Educational Financing Authority, Education Loan Revenue 4.70%, 1/1/2010 (Insured; AMBAC)	910,000	948,839
Massachusetts Health and Educational Facilities Authority, Revenue:		
(Boston College) 5.125%, 6/1/2037	2,000,000	2,099,400
(Dartmouth-Hitchcock) 5.125%, 8/1/2022 (Insured; FSA)	2,000,000	2,147,280
(Harvard University) 5%, 7/15/2022	1,500,000	1,624,665
(Jordan Hospital):		
5%, 10/1/2010	500,000	493,440
6.875%, 10/1/2015 .	950,000	952,214
(Northeastern University) 5.50%, 10/1/2009 (Insured; MBIA)	420,000	489,086
(Partners Healthcare Systems):		
5.25%, 7/1/2013	1,595,000	1,740,703
5%, 7/1/2016	1,045,000	1,135,528
5.125%, 7/1/2019	1,000,000	1,054,030
(South Shore Hospital) 4.75%, 7/1/2004	700,000	709,002
(Springfield College Radianassurance) 4%, 10/15/2008	1,255,000	1,341,783
(Tufts University):		
5.5%, 8/15/2014	1,000,000	1,188,970
5.50%, 2/15/2036	1,000,000	1,076,990
(Wellesley College) 5%, 7/1/2024	1,000,000	1,058,480
(Winchester Hospital) 6.75%, 7/1/2030	1,600,000	1,743,520
Massachusetts (continued)		
Massachusetts Housing Finance Agency, SFHR 6%, 6/1/2014 (Insured; MBIA)	425,000	429,463
Massachusetts Industrial Finance Agency:		
Electric Revenue (Nantucket Electric Co. Project) 6.75%, 7/1/2006 (Insured; AMBAC)	1,400,000	1,565,732
Museum Revenue, (Museum of Fine Arts of Boston) 5.375%, 1/1/2007 (Insured; MBIA)	1,000,000	1,104,100
Revenue:		
(Babson College) 5.75%, 10/1/2007 (Insured; MBIA)	555,000	633,150
(Concord Academy):		
5.45%, 9/1/2017	500,000	526,910
5.50%, 9/1/2027	1,250,000	1,283,100
(College of The Holy Cross) 5.50%, 3/1/2007 (Insured; MBIA)	1,145,000	1,256,099
(Phillips Academy) 5.375%, 9/1/2023 (Prerefunded 9/1/2008)	2,500,000 [a]	2,910,425
(St. John's School, Inc.) 5.70%, 6/1/2018	1,000,000	1,051,870
(The Tabor Academy) 5.40%, 12/1/2028	500,000	512,900
(Tufts University):		
5.50%, 2/15/2007 (Insured; MBIA)	750,000	834,068
5.50%, 2/15/2008 (Insured; MBIA)	1,595,000	1,809,783
5.50%, 2/15/2011 (Insured; MBIA)	500,000	586,455
(Wentworth Institute of Technology) 5.55%, 10/1/2013	500,000	540,945
(Worcester Polytechnic) 5.35%, 9/1/2006	850,000	933,691
Massachusetts Municipal Wholesale Electric Company,		
Power Supply System Revenue:		
(Project 6) 5%, 7/1/2006 MBIA	3,000,000	3,249,270
(Stony Brook Intermediate) 4.50%, 7/1/2006 (Insured; MBIA)	1,500,000	1,607,400
Power Supply System Revenue:		
(Nuclear Project 5) 5%, 7/1/2011 (Insured; MBIA)	120,000	136,770
(Nuclear Project 4) 5.25%, 7/1/2012 (Insured; MBIA)	2,000,000	2,309,240

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Massachusetts Port Authority,		
Revenue:		
5.75%, 7/1/2011	3,500,000	4,131,330
5%, 7/1/2012 (Insured; MBIA)	1,020,000	1,165,115
6%, 7/1/2013	2,500,000	2,858,725
Massachusetts Water Pollution Abatement Trust:		
(Pool Loan Program):		
6.125%, 2/1/2007 (Insured; FSA)	1,000,000	1,127,930
5.25%, 2/1/2009	500,000	569,715
5.625%, 8/1/2013	1,000,000	1,174,440
5.25%, 2/1/2014	1,300,000	1,476,020
5.50%, 8/1/2014	1,085,000	1,263,700
5.625%, 2/1/2015 (Prerefunded 2/1/2007)	2,000,000 [a]	2,251,980
5%, 8/1/2018	3,985,000	4,355,525
5%, 8/1/2032	2,000,000	2,092,140
Water Pollution Abatement Revenue:		
(MWRA Loan Program)		
5.25%, 8/1/2009	2,275,000	2,622,097
(New Bedford Loan Program)		
5.25%, 2/1/2012	500,000	577,240
(SESD Loan Program)		
6.375%, 2/1/2015	195,000	199,762
Massachusetts Water Resource Authority:		
5.50%, 8/1/2008 (Insured; MBIA)	500,000	573,155
5.30%, 11/1/2010 (Insured; FGIC)	1,000,000	1,103,070
5.50%, Series B, 8/1/2011 (Insured; FSA)	1,100,000	1,296,933
5.50%, Series D, 8/1/2011 (Insured; FSA)	1,000,000	1,179,030
6%, 8/1/2014 (Insured; MBIA)	1,000,000	1,234,070
5.25%, 8/1/2018 (Insured; FSA)	500,000	579,635
Mendon Upton Regional School District 6%, 6/1/2007 (Insured; FGIC)	600,000	683,172
North Attleborough 5.50%, 3/1/2006 (Insured; AMBAC)	1,000,000	1,084,190
Northbridge 5.25%, 2/15/2017 (Insured; AMBAC)	1,000,000	1,126,470
Pittsfield Massachusetts:		
5%, 4/15/2012 (Insured; MBIA)	1,000,000	1,144,290
5.50%, 4/15/2014 (Insured; MBIA)	500,000	584,055
Massachusetts (continued)		
Quabbin Regional School District 6%, 6/15/2008 (Insured; AMBAC)	780,000	908,965
Sandwich 5.75%, 8/15/2013 (Insured; MBIA)	1,050,000	1,244,176
Somerville:		
6%, 2/15/2007 (Insured; FSA)	775,000	873,533
5%, 2/15/2010 (Insured; FGIC)	1,000,000	1,139,140
Southeastern University Building Authority, Project Revenue 5.90%, 5/1/2010 (Insured; AMBAC)	500,000	536,800
Springfield 5.50%, 8/1/2014 (Insured; FGIC)	1,500,000	1,758,045
University of Massachusetts Building Authority, Project Revenue 5.50%, 11/1/2014 (Insured; AMBAC)	1,000,000	1,165,550
Uxbridge, Municipal Purpose Loan:		
6.125%, 11/15/2005 (Insured; MBIA)	500,000	542,600
6.125%, 11/15/2007 (Insured; MBIA)	525,000	608,517
Westborough 5%, 11/15/2019	1,710,000	1,873,134
Westfield:		
4%, 9/1/2007 (Insured; MBIA)	1,135,000	1,225,947
6.50%, 5/1/2017 (Insured; FGIC, Prerefunded 5/1/2010)	735,000 [a]	912,804
Worchester:		
6.20%, 5/1/2010 (Insured; MBIA, Prerefunded 5/1/2005)	1,440,000 [a]	1,555,214
5.625%, 8/15/2015 (Insured; FGIC)	1,000,000	1,169,660
Municipal Purpose Loan:		
6.25%, 7/1/2010 (Insured; MBIA)	755,000	914,448
5.25%, 11/1/2010 (Insured; MBIA)	1,000,000	1,140,650
U.S. Related—9.8%		
Guam Economic		
Development Authority:		
0/5.15%, 5/15/2011	250,000 [b]	211,642
0/5.20%, 5/15/2012	300,000 [b]	252,129
0/5.20%, 5/15/2013	1,175,000 [b]	972,007
5.40%, 5/15/2031	485,000	466,580
Puerto Rico Commonwealth:		
5%, 7/1/2008 (Insured; FGIC)	3,400,000	3,832,140
6.25%, 7/1/2011 (Insured; MBIA)	1,050,000	1,294,807
6%, 7/1/2013	2,500,000	2,856,900
Public Improvement:		
5.50%, 7/1/2014 (Insured; MBIA)	500,000	598,380
5.50%, 7/1/2015 (Insured; FSA)	1,350,000	1,615,653

Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related (continued)		
Puerto Rico Commonwealth Highway and Transportation Authority, Highway Revenue 6.25%, 7/1/2009 (Insured; MBIA)	1,000,000	1,200,050
Transportation Revenue:		
5.50%, 7/1/2012 (Insured; FSA)	1,000,000	1,186,140
5.50%, 7/1/2016 (Insured; FSA)	1,760,000	2,109,325
Puerto Rico Electric Power Authority, Power Revenue 6.50%, 7/1/2006 (Insured; MBIA)	1,000,000	1,119,540
Puerto Rico Public Buildings Authority, Revenue 6.75%, 7/1/2005 (Insured; AMBAC)	1,000,000	1,075,810
University of Puerto Rico, University Revenue 6.25%, 6/1/2005	750,000	799,215
Total Long-Term Municipal Investments (cost $175,583,016)		**189,758,653**

Short-Term Municipal Investments—4.5%	Principal Amount ($)	Value ($)
Massachusetts:		
Massachusetts, VRDN (Central Artery):		
(Series A) .99%	2,600,000 c	2,600,000
(Series B) .99%	700,000 c	700,000
Massachusetts Health and Educational Facilities Authority, Revenue, VRDN (Capital Asset Program) .98% (Insured; MBIA)	600,000	600,000
Massachusetts Industrial Finance Agency, Revenue, VRDN (Showa Women's Institute, Inc.) 1% (LOC; Mizuho Corporate Bank & Bank of New York)	5,100,000 c	5,100,000
Total Short-Term Municipal Investments (cost $9,000,000)		**9,000,000**
Total Investments (cost $184,583,016)	**99.2%**	**198,758,653**
Cash and Receivables (Net)	**.8%**	**1,547,404**
Net Assets	**100.0%**	**200,306,057**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**RRR**	Resources Recovery Revenue
FSA	Financial Security Assurance	**SFHR**	Single Family Housing Revenue
LOC	Letter of Credit	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	60.1
AA		Aa		AA	23.6
A		A		A	3.2
BBB		Baa		BBB	7.0
F1		MIG1/P1		SP1/A1	4.5
Not Rated [d]		Not Rated [d]		Not Rated [d]	1.6
					100.0

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Zero coupon until a specified date, at which time, the stated coupon rate becomes effective until maturity.*

[c] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[d] *Security which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Investment Adviser to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

February 29, 2004 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 2/29/2004 ($)
Financial Futures Sold Short				
U.S. Treasury Futures 5 Year Note	30	3,412,969	March 2004	(84,531)
U.S. Treasury Futures 10 Year Note	30	3,461,250	March 2004	(131,250)
				(215,781)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2004 (Unaudited)

	Mellon National Intermediate Municipal Bond Fund	Mellon National Short-Term Municipal Bond Fund	Mellon Pennsylvania Intermediate Municipal Bond Fund	Mellon Massachusetts Intermediate Municipal Bond Fund
Assets ($):				
Investments in securities—See Statement of Investments†	698,032,070	236,953,641	736,045,583	198,758,653
Cash on Initial Margin	200,000	–	240,000	135,000
Interest receivable	7,717,984	2,704,291	9,077,402	1,992,445
Receivable for shares of Beneficial Interest subscribed	–	–	39,595	1,500
Prepaid expenses	32,316	14,043	21,771	16,108
	705,982,370	**239,671,975**	**745,424,351**	**200,903,706**
Liabilities ($):				
Due to The Dreyfus Corporation and affiliates—Note 3(a)	199,555	64,693	291,337	48,143
Due to Administrator—Note 3(a)	74,101	25,369	79,750	21,620
Cash overdraft due to Custodian	1,498,467	351,769	2,019,112	226,676
Payable for investment securities purchased	17,908,099	4,356,535	6,653,644	–
Payable for shares of Beneficial Interest redeemed	100,355	1,723,902	1,493,576	211,769
Payable for futures variation margin—Note 2(c)	75,000	–	90,000	22,500
Payable to broker for swaps opened—Note 2(c)	63,238	–	79,047	15,809
Accrued expenses and other liabilities	59,424	48,128	82,755	51,132
	19,978,239	**6,570,396**	**10,789,221**	**597,649**
Net Assets ($)	**686,004,131**	**233,101,579**	**734,635,130**	**200,306,057**
Composition of Net Assets ($):				
Paid-in capital	631,529,770	228,173,546	673,234,333	186,937,316
Accumulated undistributed investment income—net	395,519	36,172	396,439	114,611
Accumulated net realized gain (loss) on investments	2,994,164	(36,952)	3,183,545	(689,916)
Accumulated net unrealized (depreciation) [including ($718,555), ($861,407) and ($215,781) net unrealized (depreciation) on financial futures and ($63,238), ($79,047) and ($15,809) net unrealized (depreciation) on swap transactions for Mellon National Intermediate Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund, and Mellon Massachusetts Intermediate Municipal Bond Fund, respectively]	51,084,678	4,928,813	57,820,813	13,944,046
Net Assets ($)	**686,004,131**	**233,101,579**	**734,635,130**	**200,306,057**
Net Asset Value Per Share				
Class M Shares				
Net Assets ($)	646,862,194	232,945,570	731,165,680	186,570,940
Shares Outstanding	47,730,838	17,995,424	54,628,226	14,306,853
Net Asset Value Per Share ($)	**13.55**	**12.94**	**13.38**	**13.04**
Investor Shares				
Net Assets ($)	32,098,512	156,009	3,469,450	12,804,193
Shares Outstanding	2,371,206	12,066	259,373	981,990
Net Asset Value Per Share ($)	**13.54**	**12.93**	**13.38**	**13.04**
Dreyfus Premier Shares				
Net Assets ($)	7,043,425	–	–	930,924
Shares Outstanding	520,231	–	–	71,269
Net Asset Value Per Share ($)	**13.54**	**–**	**–**	**13.06**
† **Investments at cost ($)**	**646,165,599**	**232,024,828**	**677,284,316**	**184,583,016**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2004 (Unaudited)

	Mellon National Intermediate Municipal Bond Fund	Mellon National Short-Term Municipal Bond Fund	Mellon Pennsylvania Intermediate Municipal Bond Fund	Mellon Massachusetts Intermediate Municipal Bond Fund
Investment Income ($):				
Interest Income	**14,640,595**	**3,141,788**	**16,487,141**	**4,044,829**
Expenses:				
Investment advisory fee—Note 3(a)	1,175,858	386,199	1,841,864	332,712
Administration fee—Note 3(a)	465,287	152,791	510,367	131,641
Shareholder servicing costs—Note 3(c)	53,445	208	3,956	17,992
Custodian fees—Note 3(c)	32,653	5,996	27,427	7,370
Registration fees	22,047	14,888	12,827	18,418
Distribution fees—Note 3(b)	18,540	–	–	2,304
Trustees' fees and expenses—Note 3(d)	12,965	4,013	12,361	3,308
Auditing fees	10,387	9,269	11,660	11,633
Legal fees	2,711	1,067	3,627	3,948
Prospectus and shareholders' reports	6,636	5,912	682	5,667
Miscellaneous	26,004	12,933	31,321	16,062
Total Expenses	**1,826,533**	**593,276**	**2,456,092**	**551,055**
Less—reduction in investment advisory fee due to undertaking—Note 3(a)	(1,210)	(1,968)	–	(56,320)
Net Expenses	**1,825,323**	**591,308**	**2,456,092**	**494,735**
Investment Income—Net	**12,815,272**	**2,550,480**	**14,031,049**	**3,550,094**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):				
Net realized gain (loss) on investments	4,962,239	75,726	5,140,753	738,911
Net realized gain (loss) on financial futures	1,024,423	–	1,201,352	275,381
Net realized gain (loss) on swaps	(354,165)	–	(442,707)	(88,541)
Net Realized Gain (Loss)	**5,632,497**	**75,726**	**5,899,398**	**925,751**
Net unrealized (depreciation) on investments [including ($2,508,633), ($2,978,009) and ($714,023) (depreciation) on financial futures and ($63,238), ($79,047) and ($15,809) net unrealized (depreciation) on swap transactions for Mellon National Intermediate Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund, respectively]	19,674,322	1,496,226	20,072,603	5,852,085
Net Realized and Unrealized Gain (Loss) on Investments	**25,306,819**	**1,571,952**	**25,972,001**	**6,777,836**
Net Increase in Net Assets Resulting from Operations	**38,122,091**	**4,122,432**	**40,003,050**	**10,327,930**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Mellon National Intermediate Municipal Bond Fund		Mellon National Short-Term Municipal Bond Fund	
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a,b]	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Operations ($):				
Investment income—net	12,815,272	25,018,890	2,550,480	4,769,851
Net realized gain (loss) on investments	5,632,497	(341,339)	75,726	(130,416)
Net unrealized appreciation (depreciation) on investments	19,674,322	1,297,630	1,496,226	(596,305)
Net Increase (Decrease) in Net Assets Resulting from Operations	**38,122,091**	**25,975,181**	**4,122,432**	**4,043,130**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(12,062,577)	(23,375,868)	(2,548,569)	(4,737,562)
Investor Shares	(594,166)	(1,199,309)	(1,353)	(9,396)
Dreyfus Premier Shares	(114,365)	(237,252)	–	–
Net realized gain on investments:				
Class M Shares	(1,938,956)	(787,928)	–	(178,859)
Investor Shares	(101,785)	(52,036)	–	(1,164)
Dreyfus Premier Shares	(22,614)	(11,920)	–	–
Total Dividends	**(14,834,463)**	**(25,664,313)**	**(2,549,922)**	**(4,926,981)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	35,401,931	105,449,236	56,052,068	126,614,938
Investor Shares	575,469	5,422,496	153,185	1,085,443
Dreyfus Premier Shares	13,477	134,142	–	–
Net assets received in connection with reorganization—Note1:				
Class M Shares	–	53,205,282	–	–
Investor Shares	–	43,759,122	–	–
Dreyfus Premier Shares	–	9,678,625	–	–
Dividends reinvested:				
Class M Shares	1,778,196	1,782,766	211,632	543,117
Investor Shares	441,838	787,988	1,321	327
Dreyfus Premier Shares	67,408	125,822	–	–
Cost of shares redeemed:				
Class M Shares	(37,750,055)	(87,567,743)	(35,463,815)	(54,365,394)
Investor Shares	(4,746,647)	(18,751,524)	(32,794)	(1,058,043)
Dreyfus Premier Shares	(1,152,568)	(2,316,620)	–	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(5,370,951)**	**111,709,592**	**20,921,597**	**72,820,388**
Total Increase (Decrease) In Net Assets	**17,916,677**	**112,020,460**	**22,494,107**	**71,936,537**
Net Assets ($):				
Beginning of Period	668,087,454	556,066,994	210,607,472	138,670,935
End of Period	**686,004,131**	**668,087,454**	**233,101,579**	**210,607,472**
Undistributed investment income—net	395,519	137,832	36,172	27,924

	Mellon National Intermediate Municipal Bond Fund		Mellon National Short-Term Municipal Bond Fund	
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a,b]	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Capital Share Transactions:				
Class M Shares				
Shares sold	2,648,667	7,977,882	4,347,704	9,804,486
Shares issued in connection with reorganization–Note 1	–	4,358,772	–	–
Shares issued for dividends reinvested	133,308	134,875	16,393	42,096
Shares redeemed	(2,830,897)	(6,606,243)	(2,748,783)	(4,208,802)
Net Increase (Decrease) in Shares Outstanding	**(48,922)**	**5,865,286**	**1,615,314**	**5,637,780**
Investor Shares[c]				
Shares sold	43,221	407,652	11,902	84,579
Shares issued in connection with reorganization–Note 1	–	3,539,573	–	25
Shares issued for dividends reinvested	33,081	59,616	103	–
Shares redeemed	(356,423)	(1,424,219)	(2,543)	(82,082)
Net Increase (Decrease) in Shares Outstanding	**(280,121)**	**2,582,622**	**9,462**	**2,522**
Dreyfus Premier Shares[c]				
Shares sold	1,010	10,203	–	–
Shares issued in connection with reorganization–Note 1	–	756,607	–	–
Shares issued for dividends reinvested	5,048	9,516	–	–
Shares redeemed	(86,468)	(175,685)	–	–
Net Increase (Decrease) in Shares Outstanding	**(80,410)**	**600,641**	**–**	**–**

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *Mellon National Intermediate Municipal Bond Fund commenced selling Dreyfus Premier shares on October 11, 2002.*

[c] *During the period ended February 29, 2004, 17,827 Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund representing $237,270 were automatically converted to 17,831 Investor shares and during the period ended August 31, 2003, 57,678 Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund representing $761,453 were automatically converted to 57,648 Investor shares.*

See notes to financial statements.

	Mellon Pennsylvania Intermediate Municipal Bond Fund	
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Operations ($):		
Investment income—net	14,031,049	30,826,337
Net realized gain (loss) on investments	5,899,398	160,566
Net unrealized appreciation (depreciation) on investments	20,072,603	(11,693,089)
Net Increase (Decrease) in Net Assets Resulting from Operations	**40,003,050**	**19,293,814**
Dividends to Shareholders from ($):		
Investment income—net:		
Class M Shares	(13,959,036)	(30,665,595)
Investor Shares	(56,061)	(54,474)
Net realized gain on investments:		
Class M Shares	(1,786,516)	–
Investor Shares	(8,199)	–
Total Dividends	**(15,809,812)**	**(30,720,069)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	14,774,447	42,326,658
Investor Shares	573,638	2,331,507
Dividends reinvested:		
Class M Shares	1,035,713	191,642
Investor Shares	17,931	30,310
Cost of shares redeemed:		
Class M Shares	(49,320,596)	(128,013,055)
Investor Shares	(170,589)	(312,500)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(33,089,456)**	**(83,445,438)**
Total Increase (Decrease) In Net Assets	**(8,896,218)**	**(94,871,693)**
Net Assets ($):		
Beginning of Period	743,531,348	838,403,041
End of Period	**734,635,130**	**743,531,348**
Undistributed investment income—net	396,439	157,764
Capital Share Transactions:		
Class M Shares		
Shares sold	1,120,751	3,207,705
Shares issued for dividends reinvested	78,768	14,576
Shares redeemed	(3,739,193)	(9,744,925)
Net Increase (Decrease) in Shares Outstanding	**(2,539,674)**	**(6,522,644)**
Investor Shares		
Shares sold	43,538	175,546
Shares issued for dividends reinvested	1,358	2,313
Shares redeemed	(12,903)	(23,718)
Net Increase (Decrease) in Shares Outstanding	**31,993**	**154,141**

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

See notes to financial statements.

	Mellon Massachusetts Intermediate Municipal Bond Fund	
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a,b,c]
Operations ($):		
Investment income—net	3,550,094	7,368,432
Net realized gain (loss) on investments	925,751	(685,203)
Net unrealized appreciation (depreciation) on investments	5,852,085	(2,391,615)
Net Increase (Decrease) in Net Assets Resulting from Operations	**10,327,930**	**4,291,614**
Dividends to Shareholders from ($):		
Investment income—net:		
Class M Shares	(3,311,292)	(6,717,053)
Investor Shares	(224,468)	(505,031)
Dreyfus Premier Shares	(13,877)	(35,527)
Total Dividends	**(3,549,637)**	**(7,257,611)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	16,585,443	28,631,002
Investor Shares	196,208	592,342
Dreyfus Premier Shares	–	881
Dividends reinvested:		
Class M Shares	747,269	1,616,376
Investor Shares	120,706	266,173
Dreyfus Premier Shares	3,655	15,377
Cost of shares redeemed:		
Class M Shares	(10,362,842)	(24,222,384)
Investor Shares	(933,475)	(3,204,026)
Dreyfus Premier Shares	(47,023)	(542,660)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**6,309,941**	**3,153,081**
Total Increase (Decrease) in Net Assets	**13,088,234**	**187,084**
Net Assets ($):		
Beginning of Period	187,217,823	187,030,739
End of Period	**200,306,057**	**187,217,823**
Undistributed investment income—net	114,611	39,818

	Mellon Massachusetts Intermediate Municipal Bond Fund	
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a,b,c]
Capital Share Transactions:		
Class M Shares		
Shares sold	1,289,230	2,243,279
Shares issued for dividends reinvested	58,074	126,480
Shares redeemed	(809,721)	(1,895,585)
Net Increase (Decrease) in Shares Outstanding	**537,583**	**474,174**
Investor Shares[d]		
Shares sold	15,361	46,959
Shares issued for dividends reinvested	9,377	20,839
Shares redeemed	(72,940)	(250,586)
Net Increase (Decrease) in Shares Outstanding	**(48,202)**	**(182,788)**
Dreyfus Premier Shares[d]		
Shares sold	–	68
Shares issued for dividends reinvested	284	1,200
Shares redeemed	(3,694)	(42,420)
Net Increase (Decrease) in Shares Outstanding	**(3,410)**	**(41,152)**

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *Mellon Massachusetts Intermediate Municipal Bond Fund commenced selling each class of its shares as of close of business on September 6, 2002.*

[c] *Represents information for the fund's predecessor, Dreyfus Premier Massachusetts Limited Term Municipal Fund (the Premier Massachusetts Fund). Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.*

[d] *During the period ended February 29, 2004, 1,648 Dreyfus Premier shares of Mellon Massachusetts Intermediate Municipal Bond Fund representing $20,729 were automatically converted to 1,650 Investor shares and during the period ended August 31, 2003, 503 Dreyfus Premier shares of Mellon Massachusetts Intermediate Municipal Bond Fund representing $6,481 were automatically converted to 504 Investor shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each fund for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

Mellon National Intermediate Municipal Bond Fund	Class M Shares			
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31,		
		2003[a]	2002[b]	2001[c]
Per Share Data ($):				
Net asset value, beginning of period	13.09	13.25	13.24	12.50
Investment Operations:				
Investment income—net	.25[d]	.50[d]	.52[d]	.51
Net realized and unrealized gain (loss) on investments	.50	(.14)	.14	.74
Total from Investment Operations	.75	.36	.66	1.25
Distributions:				
Dividends from investment income—net	(.25)	(.50)	(.52)	(.51)
Dividends from net realized gain on investments	(.04)	(.02)	(.13)	(.00)[e]
Total Distributions	(.29)	(.52)	(.65)	(.51)
Net asset value, end of period	13.55	13.09	13.25	13.24
Total Return (%)	5.82[f]	2.77	5.16	10.21[f]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.52[g]	.52	.52	.52[g]
Ratio of net investment income to average net assets	3.83[g]	3.77	4.04	4.33[g]
Decrease reflected in above expense ratios due to undertakings by the Administrator	.00[g,h]	.01	.01	.01[g]
Portfolio Turnover Rate	28.64[f]	50.68	60.12	47.78[f]
Net Assets, end of period ($ x 1,000)	646,862	625,558	555,158	477,595

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.02% to 4.04% for Class M shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.*

[d] *Based on average shares outstanding at each month end.*

[e] *Amount represents less than $.01 per share.*

[f] *Not annualized.*

[g] *Annualized.*

[h] *Amount represents less than .01%.*

See notes to financial statements.

	Investor Shares			
	Six Months Ended February 29, 2004	Year Ended August 31,		
Mellon National Intermediate Municipal Bond Fund	(Unaudited)	2003	2002[a]	2001[b]
Per Share Data ($):				
Net asset value, beginning of period	13.08	13.24	13.23	12.91
Investment Operations:				
Investment income—net	.24[c]	.50[c]	.50[c]	.07
Net realized and unrealized gain (loss) on investments	.50	(.18)	.13	.32
Total from Investment Operations	.74	.32	.63	.39
Distributions:				
Dividends from investment income—net	(.24)	(.46)	(.49)	(.07)
Dividends from net realized gain on investments	(.04)	(.02)	(.13)	–
Total Distributions	(.28)	(.48)	(.62)	(.07)
Net asset value, end of period	13.54	13.08	13.24	13.23
Total Return (%)	5.69[d]	2.36	4.98	3.05[d]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.77[e]	.77	.77	.77[e]
Ratio of net investment income to average net assets	3.59[e]	3.52	3.74	3.91[e]
Decrease reflected in above expense ratios due to undertakings by the Administrator	.00[e,f]	.02	.07	.08[e]
Portfolio Turnover Rate	28.64[d]	50.68	60.12	47.78[d]
Net Assets, end of period ($ x 1,000)	32,099	34,673	909	1

[a] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.73% to 3.74% for Class M shares and Investor shares, respectively. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

[f] *Amount represents less than .01%.*

See notes to financial statements.

Mellon National Intermediate Municipal Bond Fund	Dreyfus Premier Shares	
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.08	13.37
Investment Operations:		
Investment income—net[b]	.20	.36
Net realized and unrealized gain (loss) on investments	.50	(.28)
Total from Investment Operations	.70	.08
Distributions:		
Dividends from investment income—net	(.20)	(.35)
Dividends from net realized gain on investments	(.04)	(.02)
Total Distributions	(.24)	(.37)
Net asset value, end of period	13.54	13.08
Total Return (%)[c]	5.43	.58
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets[d]	1.27	1.27
Ratio of net investment income to average net assets[d]	3.09	3.03
Decrease reflected in above expense ratios due to undertakings by the Administrator[d]	.00[e]	.02
Portfolio Turnover Rate[c]	28.64	50.68
Net Assets, end of period ($ x 1,000)	7,043	7,856

[a] *From close of business on October 11, 2002 (date the fund began offering Dreyfus Premier shares) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *Amount represents less than .01%.*
See notes to financial statements.

	Class M Shares			
	Six Months Ended			
Mellon National Short-Term	February 29, 2004	Year Ended August 31,		
Municipal Bond Fund	(Unaudited)	2003[a]	2002[b]	2001[c]
Per Share Data ($):				
Net asset value, beginning of period	12.86	12.91	12.90	12.50
Investment Operations:				
Investment income—net	.15[d]	.34[d]	.46[d]	.48
Net realized and unrealized gain (loss) on investments	.08	(.03)	.10	.40
Total from Investment Operations	.23	.31	.56	.88
Distributions:				
Dividends from investment income—net	(.15)	(.35)	(.46)	(.48)
Dividends from net realized gain on investments	–	(.01)	(.09)	–
Total Distributions	(.15)	(.36)	(.55)	(.48)
Net asset value, end of period	12.94	12.86	12.91	12.90
Total Return (%)	1.87[e]	2.35	4.43	7.15[e]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.54[f]	.52	.52	.52[f]
Ratio of net investment income to average net assets	2.31[f]	2.66	3.56	4.11[f]
Decrease reflected in above expense ratios due to undertakings by the Administrator	.00[f,g]	.03	.05	.06[f]
Portfolio Turnover Rate	13.74[e]	22.15	50.86	44.18[e]
Net Assets, end of period ($ x 1,000)	232,946	210,574	138,670	119,026

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealizd gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01% for Class M shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.*

[d] *Based on average shares outstanding at each month end.*

[e] *Not annualized.*

[f] *Annualized.*

[g] *Amount represents less than .01%.*

See notes to financial statements.

Mellon National Short-Term Municipal Bond Fund	Investor Shares			
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31,		
		2003	2002[a]	2001[b]
Per Share Data ($):				
Net asset value, beginning of period	12.84	12.91	12.90	12.78
Investment Operations:				
Investment income—net	.15[c]	.29[c]	.42[c]	.07
Net realized and unrealized gain (loss) on investments	.08	(.04)	.10	.12
Total from Investment Operations	.23	.25	.52	.19
Distributions:				
Dividends from investment income—net	(.14)	(.31)	(.42)	(.07)
Dividends from net realized gain on investments	–	(.01)	(.09)	–
Total Distributions	(.14)	(.32)	(.51)	(.07)
Net asset value, end of period	12.93	12.84	12.91	12.90
Total Return (%)	1.77[d]	2.01	4.16	1.48[d]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.81[e]	.76	.67	.77[e]
Ratio of net investment income to average net assets	2.12[e]	2.44	4.15	3.76[e]
Decrease reflected in above expense ratios due to undertakings by the Administrator	.00[e,f]	.05	.05	.19[e]
Portfolio Turnover Rate	13.74[d]	22.15	50.86	44.18[d]
Net Assets, end of period ($ x 1,000)	156	33	1	1

[a] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealizd gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01% for Investor shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

[f] *Amount represents less than .01%.*

See notes to financial statements.

Mellon Pennsylvania Intermediate Municipal Bond Fund	Class M Shares			
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31,		
		2003[a]	2002[b]	2001[c]
Per Share Data ($):				
Net asset value, beginning of period	12.95	13.15	13.16	12.50
Investment Operations:				
Investment income—net	.25[d]	.51[d]	.53[d]	.50
Net realized and unrealized gain (loss) on investments	.46	(.20)	.11	.66
Total from Investment Operations	.71	.31	.64	1.16
Distributions:				
Dividends from investment income—net	(.25)	(.51)	(.53)	(.50)
Dividends from net realized gain on investments	(.03)	–	(.12)	(.00)[e]
Total Distributions	(.28)	(.51)	(.65)	(.50)
Net asset value, end of period	13.38	12.95	13.15	13.16
Total Return (%)	5.54[f]	2.35	5.03	9.50[f]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.67[g]	.67	.67	.67[g]
Ratio of net investment income to average net assets	3.81[g]	3.88	4.09	4.25[g]
Decrease reflected in above expense ratios due to undertakings by the Administrator	–	.00[h]	.01	.01[g]
Portfolio Turnover Rate	11.15[f]	17.58	34.50	39.32[f]
Net Assets, end of period ($ x 1,000)	731,166	740,587	837,441	879,711

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.08% to 4.09% for Class M shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.*

[d] *Based on average shares outstanding at each month end.*

[e] *Amount represents less than $.01 per share.*

[f] *Not annualized.*

[g] *Annualized.*

[h] *Amount represents less than .01%.*

See notes to financial statements.

Mellon Pennsylvania Intermediate Municipal Bond Fund	Investor Shares			
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31,		
		2003	2002[a]	2001[b]
Per Share Data ($):				
Net asset value, beginning of period	12.95	13.14	13.16	12.90
Investment Operations:				
Investment income—net	.23[c]	.48[c]	.54[c]	.07
Net realized and unrealized gain (loss) on investments	.46	(.20)	.06	.26
Total from Investment Operations	.69	.28	.60	.33
Distributions:				
Dividends from investment income—net	(.23)	(.47)	(.50)	(.07)
Dividends from net realized gain on investments	(.03)	–	(.12)	–
Total Distributions	(.26)	(.47)	(.62)	(.07)
Net asset value, end of period	13.38	12.95	13.14	13.16
Total Return (%)	5.41[d]	2.09	4.69	2.58[d]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.92[e]	.92	.92	.92[e]
Ratio of net investment income to average net assets	3.55[e]	3.59	3.84	3.86[e]
Decrease reflected in above expense ratios due to undertakings by the Administrator	–	.01	.02	.22[e]
Portfolio Turnover Rate	11.15[d]	17.58	34.50	39.32[d]
Net Assets, end of period ($ x 1,000)	3,469	2,944	963	230

[a] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.83% to 3.84% for Investor shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following tables for the fund's Investor shares, Class M shares and Dreyfus Premier shares represents the financial highlights of the Class A shares, Class R shares and Class B shares, respectively, of the fund's predecessor, Dreyfus Premier Limited Term Massachusetts Municipal Fund (the Premier Massachusetts Fund) before the fund commenced operations as of the close of business on September 6, 2002, and represents the performance of the fund's Investor shares, Class M shares and Dreyfus Premier shares thereafter. Before the fund commenced operations, substantially all of the assets of the Premier Massachusetts Fund were transferred to the fund in a tax-free reorganization. Total Return for the periods before the fund commenced operations shows how much an investment in the Premier Massachusetts Fund's Class A shares, Class R shares and Class B shares would have increased (or decreased) during those periods, assuming all dividends and distributions were reinvested. Total Return for the period since the fund commenced operations also reflects how much an investment in the fund's Investor shares, Class M shares and Dreyfus Premier shares would have increased (or decreased), assuming all dividends and distributions were reinvested.

	Class M Shares						
Mellon Massachusetts Intermediate Municipal Bond Fund	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]	Two Months Ended August 31, 2002[b]	Year Ended June 30, 2002[c]	2001	2000	1999
Per Share Data ($):							
Net asset value, beginning of period	12.59	12.79	12.62	12.38	11.89	12.04	12.34
Investment Operations:							
Investment income—net	.24[d]	.50[d]	.09[d]	.52[d]	.55	.54	.54
Net realized and unrealized gain (loss) on investments	.45	(.21)	.17	.24	.49	(.15)	(.29)
Total from Investment Operations	.69	.29	.26	.76	1.04	.39	.25
Distributions:							
Dividends from investment income—net	(.24)	(.49)	(.09)	(.52)	(.55)	(.54)	(.54)
Dividends from net realized gain on investments	—	—	—	—	—	—	(.01)
Total Distributions	(.24)	(.49)	(.09)	(.52)	(.55)	(.54)	(.55)
Net asset value, end of period	13.04	12.59	12.79	12.62	12.38	11.89	12.04
Total Return (%)	5.60[e]	2.23	2.10[e]	6.19	8.90	3.37	1.93
Ratios/Supplemental Data (%):							
Ratio of expenses to average net assets	.50[f]	.50	.50[f]	.50	.50	.50	.50
Ratio of net investment income to average net assets	3.75[f]	3.93	3.94[f]	4.18	4.49	4.58	4.35
Decrease reflected in above expense ratios due to undertakings by the Administrator	.06[f]	.08	—	—	—	—	—
Portfolio Turnover Rate	11.01[e]	15.54	4.48[e]	11.45	14.88	31.89	16.35
Net Assets, end of period ($ x 1,000)	186,571	173,311	170,030	162,413	126,264	96,832	70,901

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.*
[c] *As required, effective July 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended June 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to July 1, 2001 have not been restated to reflect this change in presentation.*
[d] *Based on average shares outstanding at each month end.*
[e] *Not annualized.*
[f] *Annualized.*
See notes to financial statements.

Mellon Massachusetts Intermediate Municipal Bond Fund	Investor Shares						
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003	Two Months Ended August 31, 2002[a]	Year Ended June 30,			
				2002[b]	2001	2000	1999
Per Share Data ($):							
Net asset value, beginning of period	12.59	12.79	12.61	12.38	11.89	12.03	12.34
Investment Operations:							
Investment income—net	.22[c]	.47[c]	.08[c]	.49[c]	.52	.51	.51
Net realized and unrealized gain (loss) on investments	.45	(.20)	.18	.23	.49	(.14)	(.30)
Total from Investment Operations	.67	.27	.26	.72	1.01	.37	.21
Distributions:							
Dividends from investment income—net	(.22)	(.47)	(.08)	(.49)	(.52)	(.51)	(.51)
Dividends from net realized gain on investments	–	–	–	–	–	–	(.01)
Total Distributions	(.22)	(.47)	(.08)	(.49)	(.52)	(.51)	(.52)
Net asset value, end of period	13.04	12.59	12.79	12.61	12.38	11.89	12.03
Total Return (%)	5.47[e]	1.97[e]	2.06[d,e]	5.92[d]	8.63[d]	3.21[d]	1.60[d]
Ratios/Supplemental Data (%):							
Ratio of expenses to average net assets	.75[f]	.75[f]	.75[f]	.75	.75	.75	.75
Ratio of net investment income to average net assets	3.51[f]	3.68[f]	3.69[f]	3.93	4.24	4.32	4.10
Decrease reflected in above expense ratios due to undertakings by the Administrator	.06[f]	.08[f]	–	–	–	–	–
Portfolio Turnover Rate	11.01[e]	15.54[e]	4.48[e]	11.45	14.88	31.89	16.35
Net Assets, end of period ($ x 1,000)	12,804	12,965	13,866	13,553	12,850	12,581	15,045

[a] *The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.*

[b] *As required, effective July 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended June 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to July 1, 2001 have not been restated to reflect this change in presentation.*

[c] *Based on average shares outstanding at each month end.*

[d] *Exclusive of sales charge which was applicable to Class A shares of the Premier Massachusetts Fund.*

[e] *Not annualized.*

[f] *Annualized.*

See notes to financial statements.

	Dreyfus Premier Shares						
Mellon Massachusetts Intermediate Municipal Bond Fund	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003	Two Months Ended August 31, 2002[a]	Year Ended June 30,			
				2002[b]	2001	2000	1999
Per Share Data ($):							
Net asset value, beginning of period	12.61	12.81	12.64	12.40	11.92	12.06	12.37
Investment Operations:							
Investment income—net	.19[c]	.40[c]	.07[c]	.43[c]	.46	.45	.44
Net realized and unrealized gain (loss) on investments	.45	(.20)	.17	.24	.48	(.14)	(.30)
Total from Investment Operations	.64	.20	.24	.67	.94	.31	.14
Distributions:							
Dividends from investment income—net	(.19)	(.40)	(.07)	(.43)	(.46)	(.45)	(.44)
Dividends from net realized gain on investments	–	–	–	–	–	–	(.01)
Total Distributions	(.19)	(.40)	(.07)	(.43)	(.46)	(.45)	(.45)
Net asset value, end of period	13.06	12.61	12.81	12.64	12.40	11.92	12.06
Total Return (%)	5.12[e]	1.55[e]	1.98[d,e]	5.40[d]	8.00[d]	2.70[d]	1.09[d]
Ratios/Supplemental Data (%):							
Ratio of expenses to average net assets	1.25[f]	1.25[f]	1.25[f]	1.25	1.25	1.25	1.25
Ratio of net investment income to average net assets	3.01[f]	3.19[f]	3.17[f]	3.41	3.74	3.80	3.56
Decrease reflected in above expense ratios due to undertakings by the Administrator	.06[f]	.08[f]	–	–	–	–	–
Portfolio Turnover Rate	11.01[e]	15.54[e]	4.48[e]	11.45	14.88	31.89	16.35
Net Assets, end of period ($ x 1,000)	931	941	1,484	1,251	862	738	901

[a] *The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.*

[b] *As required, effective July 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended June 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.40% to 3.41%. Per share data and ratios/supplemental data for periods prior to July 1, 2001 have not been restated to reflect this change in presentation.*

[c] *Based on average shares outstanding at each month end.*

[d] *Exclusive of sales charge which was applicable to Class B shares of the Premier Massachusetts Fund.*

[e] *Not annualized.*

[f] *Annualized.*

See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following non-diversified municipal bond funds: Mellon National Intermediate Municipal Bond Fund, Mellon National Short-Term Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund (each, a "fund" and collectively, the "funds"). Mellon National Intermediate Municipal Bond Fund and Melon National Short-Term Municipal Bond Fund seek to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. Mellon Pennsylvania Intermediate Municipal Bond Fund seeks as high a level of income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. Mellon Massachusetts Intermediate Municipal Bond Fund seeks as high a level of income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital. Mellon Fund Advisers, a division of The Dreyfus Corporation ("Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation, serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without front-end sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund and in the Dreyfus Premier class shares of Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund. Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund are subject to a contingent deferred sales charge ("CDSC") imposed on redemptions of Dreyfus Premier shares made within six years of purchase and automatically convert to Investor class shares after six years. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class, the shareholder services plan applicable to the Investor shares and Dreyfus Premier shares and the Rule 12b-1 plan applicable to the Dreyfus Premier shares and certain voting rights.

On October 11, 2002, pursuant to an Agreement and Plan of Reorganization previously approved by the Trust's Board, all of the assets, subject to the liabilities, of Dreyfus Premier Limited Term Municipal Fund ("Premier Municipal Fund"), a series of The Dreyfus/Laurel Tax-Free Funds, were transferred to MPAM National Intermediate Municipal Bond Fund (now known as Mellon National Intermediate Municipal Bond Fund), in exchange for shares of beneficial interest of MPAM National Intermediate Municipal Bond Fund's MPAM shares, Investor shares and Dreyfus Premier shares of equal value. Holders of Class A and Class C shares of Premier Municipal Fund received Investor shares of MPAM National Intermediate Municipal Bond Fund, holders of Class B shares of Premier Municipal Fund received Dreyfus Premier shares of MPAM National Intermediate Municipal Bond Fund and holders of Class R shares of Premier Municipal Fund received MPAM shares (now designated as Class M shares) of MPAM National Intermediate Municipal Bond Fund, in each case in an amount equal to the aggregate net asset value of their respective investment in Premier Municipal Fund at the time of the exchange. MPAM National Intermediate

Municipal Bond Fund's net asset value on October 11, 2002 was $13.38 per share for its MPAM shares, $13.37 per share for its Investor shares and, after the reorganization, $13.37 per share for its Dreyfus Premier shares, and a total of 4,358,772 MPAM shares, 3,539,573 Investor shares and 756,607 Dreyfus Premier shares, representing net assets of $58,320,367 MPAM shares, $47,324,085 Investor shares and $10,115,836 Dreyfus Premier shares (including $9,117,259 net unrealized appreciation on investments), were issued to Premier Municipal Fund's shareholders in the exchange. The exchange was a tax-free event to shareholders.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

The funds' financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in municipal securities (excluding options, financial futures on municipal, U.S. Treasury securities and swaps) are valued each business day by an independent pricing service (the "Service") approved by the Trust's Board. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of each fund's securities) are valued by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

Options traded over-the-counter are priced at the mean between the bid prices and the asked prices. Swap transactions are valued based on future cash flows and other factors, such as interest rates and underlying securities.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

(c) Financial futures: The funds may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The funds are exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the funds to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the funds recognize a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at February 29, 2004, are set forth in the relevant fund's Statement of Financial Futures.

(d) Concentration of risk: Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund follow an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(e) Dividends to shareholders: The funds declare dividends daily from investment income-net; such dividends are paid monthly. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America.

(f) Federal income taxes: It is the policy of each fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

Table 1 summarizes each fund's capital loss carryover available to be applied against future net securities profits, if any, realized subsequent to August 31, 2003.

Table 2 summarizes each fund's tax character of distributions paid to shareholders during the fiscal year ended August 31, 2003. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 3—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .35 of 1% of the Mellon National Intermediate Municipal Bond Fund, .35 of 1% of the

Table 1.

Expiring in fiscal†	2006 ($)	2007 ($)	2008 ($)	2009 ($)	2010 ($)	2011 ($)	Total ($)
Mellon National Intermediate Municipal Bond Fund	–	–	–	–	–	–	–
Mellon National Short-Term Municipal Bond Fund	–	–	–	–	–	104,988	104,988
Mellon Pennsylvania Intermediate Municipal Bond Fund	–	–	–	–	–	–	–
Mellon Massachusetts Intermediate Municipal Bond Fund	35,893	204,898	242,092	59,454	388,128	117,202	1,047,667

† *If not applied, the carryovers expire in the above year.*

Table 2.

	Tax-Exempt Income ($) 2003	Ordinary Income ($) 2003	Long-Term Capital Gains ($) 2003
Mellon National Intermediate Municipal Bond Fund	24,812,429	729,468	122,416
Mellon National Short-Term Municipal Bond Fund	4,746,958	97,518	82,505
Mellon Pennsylvania Intermediate Municipal Bond Fund	30,720,069	–	–
Mellon Massachusetts Intermediate Municipal Bond Fund	7,257,611	–	–

Mellon National Short-Term Municipal Bond Fund, .50 of 1% of the Mellon Pennsylvania Intermediate Municipal Bond Fund and .50 of 1% of the Mellon Massachusetts Intermediate Municipal Bond Fund.

Pursuant to the Administration Agreement with Mellon, Mellon provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15 of 1%
$6 billion up to $12 billion	.12 of 1%
In excess of $12 billion	.10 of 1%

Mellon has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon pays Dreyfus for performing certain administrative services.

Mellon had agreed, until September 30, 2003, with respect to Mellon National Intermediate Municipal Bond Fund and Mellon National Short-Term Municipal Bond Fund, to waive receipt of its fees and/or to reimburse a portion of each fund's expenses, exclusive of taxes, interest, brokerage commissions, Rule 12b-1 fees, Shareholder Services Plan fees and extraordinary expenses, so that the fund's expenses would not exceed, in the aggregate, the rate per annum of the fund's average daily net assets as follows:

.52 of 1% of the Mellon National Intermediate Municipal Bond Fund, .52 of 1% of the Mellon National Short-Term Municipal Bond Fund.

Mellon has agreed, until September 30, 2007, with respect to Mellon Massachusetts Intermediate Municipal Bond Fund, to waive receipt of its fees and/or reimburse a portion of the fund's expenses, exclusive of taxes, interest, brokerage commissions, Rule 12b-1 fees, Shareholder Services Plan fees and extraordinary expenses, so that the fund's expenses, in the aggregate, do not exceed an annual rate of .50 of 1% of the value of the fund's average daily net assets. Table 3 summarizes the amounts waived during the period ended February 29, 2004.

Table 3.

Mellon National Intermediate Municipal Bond Fund	$ 1,210
Mellon National Short-Term Municipal Bond Fund	1,968
Mellon Massachusetts Intermediate Municipal Bond Fund	56,320

During the period ended February 29, 2004, the Distributor retained $11,954 from contigent deferred sales charges on redemptions of the Mellon National Intermediate Municipal Bond Fund's Dreyfus Premier shares, and $520 from contigent deferred sales charges on redemptions of the Mellon Massachusetts Intermediate Municipal Bond Fund's Dreyfus Premier shares.

(b) Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund have adopted a Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the Act for distributing its Dreyfus Premier shares. The funds each pay the Distributor a fee at an annual rate of .50 of 1% of the value of the fund's average daily net assets attributable to its Dreyfus Premier shares. During the period ended February 29, 2004, Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund, Dreyfus Premier shares were charged $18,540 and $2,304, respectively, pursuant to the Plan.

(c) The funds have adopted a Shareholder Services Plan with respect to its Investor shares, and Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund have adopted a Shareholder Services Plan with respect to its Dreyfus Premier shares, pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares and Dreyfus Premier shares a fee at an annual rate of .25 of 1% of the value of the average daily net assets attributable to Investor shares and Dreyfus Premier shares, respectively. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. Table 4 summarizes the amounts Investor shares and Dreyfus Premier shares were charged during the period ended February 29, 2004, pursuant to the Shareholder Services Plan.

Table 4.

Mellon National Intermediate Municipal Bond Fund (Investor Shares)	$41,502
Mellon National Intermediate Municipal Bond Fund (Dreyfus Premier Shares)	9,270
Mellon National Short-Term Municipal Bond Fund	161
Mellon Pennsylvania Intermediate Municipal Bond Fund	3,956
Mellon Massachusetts Intermediate Municipal Bond Fund (Investor Shares)	15,976
Mellon Massachusetts Intermediate Municipal Bond Fund (Dreyfus Premier Shares)	1,152

The funds compensate Mellon under a Custody Agreement for providing custodial services for the funds. Table 5 summarizes the amounts the funds were charged during the period ended February 29, 2004 pursuant to the custody agreement.

Table 5.

Mellon National Intermediate Municipal Bond Fund	$ 32,653
Mellon National Short-Term Municipal Bond Fund	5,996
Mellon Pennsylvania Intermediate Municipal Bond Fund	27,427
Mellon Massachusetts Intermediate Municipal Bond Fund	7,370

(d) Each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $35,000 and an attendance fee of $3,000 for each in-person meeting and $500 for telephone meetings and is reimbursed for travel and out-of-pocket expenses.

NOTE 4—Securities Transactions:

Table 6 summarizes each fund's aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended February 29, 2004.

Table 7 summarizes the cost of investments for federal income tax purposes and accumulated net unrealized appreciation (depreciation) on investments for each fund at February 29, 2004.

Each fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

Table 8 summarizes interest rate swaps entered into by the Mellon National Intermediate Municipal Bond Fund, Table 9 summarizes interest rate swaps entered into by the Mellon Pennsylvania Intermediate Municipal Bond Fund, and Table 10 summarizes interest rate swaps entered into by the Mellon Massachusetts Intermediate Municipal Bond Fund at February 29, 2004.

The funds may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. Net periodic interest payments to be received or paid are

Table 6.

	Purchases ($)	Sales ($)
Mellon National Intermediate Municipal Bond Fund	187,549,980	198,264,953
Mellon National Short-Term Municipal Bond Fund	56,972,721	28,802,420
Mellon Pennsylvania Intermediate Municipal Bond Fund	80,623,694	128,129,023
Mellon Massachusetts Intermediate Municipal Bond Fund	20,505,811	20,361,940

accrued daily and are recorded in the Statement of Operations as an adjustment to interest income. Interest rate swaps are marked-to-market daily and change, if any, is recorded as unrealized appreciation or depreciation in the Statement of Operations.

Realized gains or losses on maturity or termination of swaps are presented in the Statement of Operations. Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to

Table 7.

	Gross Appreciation ($)	Gross (Depreciation) ($)	Net ($)
Mellon National Intermediate Municipal Bond Fund	52,227,091	360,621	51,866,470
Mellon National Short-Term Municipal Bond Fund	4,928,813	–	4,928,813
Mellon Pennsylvania Intermediate Municipal Bond Fund	58,761,267	–	58,761,267
Mellon Massachusetts Intermediate Municipal Bond Fund	14,203,951	28,315	14,175,636

Table 8.

Notional Amount ($)	Description	Unrealized (Depreciation) ($)
8,000,000	Municipal Swaps Agreement with Merrill Lynch terminating May 24, 2019	**(63,238)**

Table 9.

Notional Amount ($)	Description	Unrealized (Depreciation) ($)
10,000,000	Municipal Swaps Agreement with Merrill Lynch terminating May 24, 2019	**(79,047)**

Table 10.

Notional Amount ($)	Description	Unrealized (Depreciation) ($)
2,000,000	Municipal Swaps Agreement with Merrill Lynch terminating May 24, 2019	**(15,809)**

For More Information

Mellon Funds Trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

By mail PWM Clients, write to your Account Officer
c/o Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your
financial representative
P.O. Box 9012
Hicksville, NY 11802–9012

Individual Account Holders, write to:
Mellon Funds
P.O. Box 55268
Boston, MA 02205–8502

The Mellon Funds

Mellon Bond Fund

Mellon Intermediate Bond Fund

Mellon Short-Term U.S. Government Securities Fund

SEMIANNUAL REPORT February 29, 2004

Mellon

Contents

The Funds

For More Information

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

The Funds



LETTER FROM THE PRESIDENT

Dear Shareholder:

This semiannual report for The Mellon Funds covers the period from September 1, 2003, through February 29, 2004. On the following pages, you'll find important information on each fund's management during this period as well as discussions with each fund manager.

The stock market rally that began during the spring of 2003 remained in place through the end of the reporting period. With the U.S. and global economies on firmer footing, corporate spending and investment began to improve after several years of cost-cutting. Earnings reports generally contained more positive surprises than negative ones. Fixed-income yields have been volatile but are likely to remain at very low levels in the immediate future.

While we believe that the prospects for financial assets remain generally positive over the long term, investors should be prepared to weather day-to-day volatility in the broad markets. As always, we encourage you to talk with your portfolio manager regularly should you have any questions about your investments in The Mellon Funds, or any other matter relating to your relationship with Mellon.

Thank you for your continued confidence in Mellon.

Sincerely,

Lawrence P. Keblusek
President
The Mellon Funds
March 15, 2004



DISCUSSION OF FUND PERFORMANCE

Eric N. Gutterson, CFA, Portfolio Manager

How did Mellon Bond Fund perform relative to its benchmark?

For the six-month period ended February 29, 2004, the fund's Class M shares achieved a total return of 4.65%, and its Investor shares achieved a total return of 4.51%.[1] In comparison, the Lehman Brothers U.S. Aggregate Index (the "Index"), the fund's benchmark, achieved a total return of 4.92% for the same period.[2] The average total return of all funds reported in the Lipper Intermediate Investment Grade Debt Funds category was 4.66% for the same period.[3]

We attribute the fund and bond market's performance to the Federal Reserve Board's (the "Fed") patient approach by not raising short-term interest rates despite an improving U.S. economy. The fund's total returns were in line with the Lipper category average and slightly lower than the Index, which we attribute to its relatively defensive investment posture, including an average duration — a measure of sensitivity to changing interest rates — that was shorter than average for most of the reporting period.

What is the fund's investment approach?

The fund seeks to outperform the Lehman Brothers U.S. Aggregate Index while maintaining a similar risk level. To pursue its goal, the fund actively manages bond market and maturity exposure and invests at least 80% of its assets in bonds, such as U.S. Treasury and government agency bonds, corporate bonds, mortgage-related securities and foreign corporate and government bonds. The fund's investments in debt securities must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio duration will not exceed eight years.

What other factors influenced the fund's performance?

The fund was influenced by the growing asymmetry between a recovering U.S. economy and the Fed's still accommodative monetary policy. Historically, when the economy begins to expand at a relatively rapid rate, the Fed attempts to forestall inflationary pressures by raising short-term interest rates. However, the current economic recovery appears to be somewhat different from past rebounds in that inflationary pressures so far appear to be virtually absent, as evidenced by benign inflation measures to date such as the Consumer Price Index, which, until recently, kept the Fed more concerned about potential deflationary forces than inflationary ones. An additional factor has been the relatively weak domestic labor market. As a result, the Fed has kept the federal funds rate unchanged at 1% during the reporting period, and it has repeatedly reaffirmed its commitment to keeping interest rates low.

The conflicting signals sent by a growing economy and an accommodative Fed policy led to heightened short-term volatility in most segments of the bond market. However, when viewed from the perspective of the overall reporting period, long-term bond prices rose modestly, producing total returns slightly greater than their coupons.

In this uncertain market environment, we defensively positioned the fund's average duration in a range we considered shorter than average to guard against the eroding effects of potentially higher interest rates. This positioning modestly hurt the fund's returns when bond yields ended the reporting period at slightly lower levels than at the start of the reporting period. In addition, the fund's performance relative to its benchmark was hurt by its overweight position in mortgage-backed securities, which produced relatively lackluster returns as many homeowners continued to refinance their mortgages, increasing return of principal to bondholders through higher prepayments.

However, the fund's emphasis on corporate bonds early in the reporting period proved beneficial to the fund's performance. Corporate bonds continued to perform well as business conditions improved in the recovering economy. The fund received particularly strong results from bonds of issuers in the cable television, media and automobile industries.

What is the fund's current strategy?

Because we believe that the Fed's next move — the timing of which is uncertain — is more likely to be an increase in short-term interest rates, we have continued to maintain the fund's relatively conservative investment posture. As of the end of the reporting period, the fund's average duration remained slightly shorter than average. In addition, we have positioned the portfolio with a "barbell" structure in which the fund's average duration is a blend of concentrations of securities at the short and long ends of the maturity range, rather than focusing on securities with maturities in the middle of the range. This strategy is designed to better position the fund for anticipated higher interest rates.

In addition, we have taken steps to upgrade the fund's credit quality by reducing its holdings of corporate bonds, locking in profits on corporate issues that have reached what we consider to be full valuations. We have redeployed a portion of those proceeds into U.S. government agency securities, which in some cases we believe represent more attractive values than similar maturity, higher-quality corporate bonds. As a result, the fund ended the reporting period with only a slightly greater exposure to corporate bonds than the Index, but with an emphasis on select longer-maturity issues that we believe are still fundamentally attractive. We are maintaining a generally underweight position in U.S. Treasury securities, which we believe continue to offer unattractively low yields. Of course, we are prepared to change the fund's composition and duration management strategy as market conditions evolve.

March 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

3 *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*



DISCUSSION OF FUND PERFORMANCE

Lawrence R. Dunn, Portfolio Manager

How did Mellon Intermediate Bond Fund perform relative to its benchmark?

For the six-month period ended February 29, 2004, the fund's Class M shares achieved a total return of 3.99%, and its Investor shares achieved a total return of 3.87%.[1] In comparison, the Lehman Brothers Intermediate Government/Credit Bond Index (the "Index"), the fund's benchmark, achieved a 4.32% total return for the same period.[2] The average total return of all funds reported in the Lipper Intermediate Investment Grade Debt Funds category was 4.66% for the same period.[3]

Although bond prices generally ended the reporting period slightly higher from where they began at the start of the reporting period, these results masked heightened day-to-day market volatility as investors generally reacted to a strengthening economy and the possibility of higher short-term interest rates. While the fund's relatively short average duration — a measure of sensitivity to changing interest rates — helped it weather the market's volatility, it also caused the fund to produce lower total returns than the Index and the Lipper category average during the reporting period.

What is the fund's investment approach?

The fund seeks to outperform the Lehman Brothers Intermediate Government/Credit Bond Index while maintaining a similar risk level. To pursue its goal, the fund actively manages bond market and maturity exposure and invests at least 80% of its assets in bonds, such as U.S. government and agency bonds, corporate bonds, mortgage-related securities, foreign corporate and government bonds and municipal bonds. The fund's investments in debt securities must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and its average effective portfolio duration will be between 2.5 and 5.5 years.

When managing the fund, we use a disciplined process to select securities and manage risk. We generally choose individual securities based on their yields, credit quality, the level of interest rates and inflation, general economic and financial trends and our outlook for the securities markets. Our management process also includes computer modeling and scenario testing of possible changes in market conditions.

What other factors influenced the fund's performance?

The fund and bond market's performance was primarily influenced by investors' changing expectations for the U.S. economy. When the reporting period began, the bond market had just experienced a sharp summertime sell-off among intermediate-term securities as new data suggested that the economy was recovering more robustly than many investors previously expected. Indeed, it was later revealed that U.S. Gross Domestic Product expanded at an 8.2% annualized rate during the third quarter of 2003, its highest quarterly growth rate in nearly 20 years.

Although investors' reactions to the strengthening economy caused bond prices to fluctuate over the near term, the market gradually recovered as it became clearer that the U.S. labor market remained weak and there were few inflationary pressures that might cause the Federal Reserve Board (the "Fed") to begin raising interest rates. In fact, throughout the reporting period, the Fed kept the federal funds rate unchanged at 1%, a 45-year low.

In this uncertain market environment, we adopted a defensive investment posture, setting the fund's average duration in a range we considered shorter than average. This positioning was designed to manage potential market volatility and give us the flexibility we needed to capture higher yields if interest rates began to rise. However, short-term rates remained steady and longer-term bond yields declined modestly as investors' inflation concerns waned, causing the fund's total returns to lag the Index.

The fund offset some of the effects of its relatively short average duration by maintaining a slightly longer than average duration among its holdings of corporate bonds, which performed well as business conditions generally improved for issuers. The fund's holdings of corporate bonds from issuers in the automobile industry provided particularly strong results during the reporting period. The fund also benefited from small positions in asset-backed securities and commercial mortgage-backed securities, which are not contained in the Index.

The fund's composition changed somewhat during the reporting period as we gradually reduced its holdings of mortgage-backed securities issued by U.S. government agencies. Although these securities performed relatively well when mortgage refinancing activity among home-owners began to abate from record levels, during the reporting period we found what we believed to be better values among U.S. government agency debentures, and we shifted assets from mortgage-backed securities to agency debt.

What is the fund's current strategy?

Although the timing of the Fed's next move is uncertain, we currently believe it is likely it will move toward raising short-term interest rates. Therefore, we have continued to maintain the fund's defensive posture, including an average duration that is modestly shorter than that of the Index. The fund also had a slightly overweight position in short-term U.S. government agency debentures. However, in an effort to capture incrementally higher yields, we have allocated slightly more assets to corporate bonds than the Index holds. Of course, we are prepared to change our strategies as bond market conditions evolve.

March 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Intermediate Government/Credit Bond Index is a widely accepted, unmanaged index of government and corporate bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years.*

[3] *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*



DISCUSSION OF FUND PERFORMANCE

Lawrence R. Dunn, Portfolio Manager

How did Mellon Short-Term U.S. Government Securities Fund perform relative to its benchmark?

For the six-month period ended February 29, 2004, the fund achieved total returns of 1.86% for its Class M shares and 1.46% for its Investor shares.[1] In comparison, the Lehman Brothers 1-3 Year U.S. Government Index (the "Index"), the fund's benchmark, achieved a total return of 1.94% for the same period.[2] The average total return of all funds reported in the Lipper Short U.S. Government Funds category was 1.52% for the same period.[3]

The fund's performance was primarily influenced during the reporting period by greater economic growth and the possibility that the Federal Reserve Board (the "Fed") might raise short-term interest rates if renewed inflationary forces begin to emerge. Although the fund maintained a relatively defensive investment posture in the uncertain interest-rate environment, its sector allocation and security selection strategies enabled it to produce total returns that were better than its Lipper category average, and slightly lower than the Index.

What is the fund's investment approach?

The fund seeks to provide as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the fund invests at least 80% of its assets in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities and in repurchase agreements. The fund may invest up to 35% of its net assets in mortgage-related securities issued by U.S. government agencies or instrumentalities, such as mortgage pass-through securities issued by the Government National Mortgage Association ("Ginnie Mae"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). The fund may also invest in collateralized mortgage obligations ("CMOs"), including stripped mortgage-backed securities. Generally, the fund's average effective portfolio maturity and its average effective portfolio duration will be less than three years.

When choosing securities, we typically first examine U.S. and global economic conditions and other market factors to estimate long- and short-term interest rates. Using a research-driven investment process, we then seek to identify what we believe are potentially profitable sectors before they are widely perceived by the market. We also seek to identify underpriced or mispriced securities that appear likely to perform well over time.

What other factors influenced the fund's performance?

Short-term U.S. government securities were primarily influenced during the reporting period by investors' changing expectations for the U.S. economy. Although short-term securities were affected less than longer-term bonds, the overall market had just experienced a sharp summertime sell-off when the reporting period began, as new data suggested that the economy was recovering more robustly than many investors previously expected. It was later revealed that U.S. Gross Domestic Product expanded at an 8.2% annualized rate during the third quarter of 2003, its highest quarterly growth rate in nearly 20 years.

As the reporting period progressed, however, it became clearer that the U.S. labor markets remained weak and few inflationary pressures had emerged that might cause the Fed to begin raising interest rates. In fact, throughout the reporting period, the Fed kept the federal funds rate unchanged at 1%, a 45-year low, and it repeatedly stated its commitment to maintaining low interest rates to stimulate further economic growth.

In this environment, we adopted a relatively defensive investment posture, setting the fund's average duration — a measure of sensitivity to changing interest rates — in a range that was slightly shorter than that of the Index. This positioning was designed to manage potential market volatility and give us the flexibility we needed to capture higher yields if interest rates began to rise. However, short-term rates remained steady, and the fund's defensive duration posture proved to be a slight drag on its performance.

We offset the effects of the fund's shorter than average duration with a sector allocation strategy that generally emphasized higher-yielding mortgage-backed securities from U.S. government agencies and de-emphasized lower-yielding U.S. Treasury securities. As more homeowners prepaid existing mortgages and refinanced at lower rates, effectively returning principal to bondholders, the fund's holdings of shorter-term mortgage-backed securities saw their durations shrink. We attempted to maintain the fund's overall duration posture by selling some of its shorter-term mortgages and reinvesting the proceeds in securities with somewhat longer maturities, including "seasoned" 15-year mortgages.

What is the fund's current strategy?

Although the timing of the Fed's next move is uncertain, we currently believe it is likely it will move toward raising short-term interest rates. Therefore, we have continued to maintain the fund's defensive posture, including an average duration that is modestly shorter than that of the Index. In addition, because yield differences among U.S. government securities of various maturities currently have been narrower than historical norms, it has made little sense to us to incur the additional risks a longer duration posture typically entails. Of course, we are prepared to change our strategies as bond market conditions evolve.

March 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LEHMAN BROTHERS — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 1-3 Year U.S. Government Index is a widely accepted, unmanaged index of government bond market performance composed of U.S. Treasury and agency securities with maturities of 1-3 years.*

3 *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*

Mellon Bond Fund

Bonds and Notes—98.2%	Principal Amount ($)		Value ($)
Asset-Backed Ctfs.—Automobile Receivables—1.0%			
Harley-Davidson Motorcycle Trust, Ser. 2003-4, Cl. A2, 2.69%, 2011	8,470,000		**8,555,501**
Asset-Backed Ctfs.—Credit Cards—1.3%			
Bank One Issuance Trust, Ser. 2003-C3, Cl. C3, 4.77%, 2016	11,000,000		**10,791,653**
Automotive—1.5%			
Ford Motor, Global Landmark Securities, 7.45%, 2031	8,745,000		8,810,255
General Motors, Sr. Notes, 8.375%, 2033	3,300,000		3,750,559
			12,560,814
Bank & Finance—10.0%			
Axa Financial, Sr. Notes, 7.75%, 2010	5,650,000		6,769,435
Bank of America, Sr. Notes, 3.25%, 2008	8,850,000	a	8,858,885
Bear Stearns & Cos., Notes, 4.5%, 2010	2,000,000		2,046,268
CIT Group::			
Sr. Notes, 4%, 2008	1,800,000	a	1,843,297
Sr. Notes, 5.75%, 2007	3,000,000	a	3,269,625
Citigroup:			
Sr. Notes, 6.2%, 2009	1,825,000		2,060,186
Sub. Notes, 6.625%, 2032	1,700,000		1,902,584
Countrywide Home Loans, Notes, 3.25%, 2008	5,265,000		5,252,306
Fleet Financial, Notes, 6.375%, 2008	4,475,000		5,011,664
GMAC, Notes, 4.375%, 2007	8,275,000	a	8,405,042
Goldman Sachs, Notes, 4.75%, 2013	6,500,000		6,453,883
Household Finance, Notes, 7.625%, 2032	2,275,000		2,834,793
International Lease Finance, Notes, 4.55%, 2009	9,425,000		9,749,578
KfW, Gtd. Global Notes, (Gtd. by Federal Rep. of Germany) 2.7%, 2007	6,030,000	b	6,055,284
Lehman Brothers, Notes, 7%, 2008	4,000,000		4,566,308
Merrill Lynch & Co., Notes, Ser. B, 3.125%, 2008	2,425,000		2,405,195
Bank & Finance (continued)			
Morgan Stanley, Notes, 5.3%, 2013	4,000,000		4,178,684
Wells Fargo & Co., Notes, 3.12%, 2008	2,425,000		2,408,944
			84,071,961
Collateralized Mortgage Obligations—4.1%			
ABN Amro Mortgage, Ser. 2002-1A, Cl. M, 5.638%, 2032	2,230,825	b	2,280,571
Federal Home Loan Mortgage Corp., Multiclass Mortgage Participation Ctfs., REMIC:			
Ser. 1660, Cl. H, 6.5%, 1/15/2009	4,879,551		5,165,590
Ser. 2480, Cl. PD, 6%, 11/15/2031	5,573,000		5,820,671
Ser. 2503, Cl. PG, 6%, 4/15/2031	4,940,000		5,147,155
Federal National Mortgage Association, REMIC Trust, Pass-Through Ctfs.,			
Ser. 1992-18, Cl. HC, 7.5%, 3/25/2007	918,693		967,291
Ser. 333, Cl. 2, 5.5%, 3/1/2033 (Interest Only Obligation)	15,391,804	c	3,353,665
Washington Mutual Mortgage Securities:			
Ser. 2002-AR4, Cl. A1, 5.59%, 2032	1,202,496	b	1,226,930
Ser. 2002-AR4, Cl. A7, 5.5963%, 2032	3,176,824	b	3,221,512
Ser. 2002-AR5, Cl. 1A3, 4.695%, 2032	1,231,533	b	1,243,580
Ser. 2003-S4, Cl. 4A1, 4%, 2032	5,521,755		5,422,760
Wells Fargo Mortgage Backed Securities Trust, Ser. 2002-B, Cl. B1, 6.15%, 2032	774,821	b	785,011
			34,634,736
Commercial Mortgage Pass—Through Ctfs.—1.5%			
Asset Securitization, Ser.1995-MD IV, Cl. A-1, 7.1%, 2029	2,551,623		2,736,552
GS Mortgage Securities II, Ser. 1998-GLII, Cl. A-2, 6.562%, 2031	8,750,000		9,690,888
			12,427,440

Mellon Bond Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)		Value ($)
Foreign/Governmental—2.9%			
Korea Development Bank,			
Notes, 5.75%, 2013	1,600,000		1,696,589
Province of Ontario:			
Notes, 5.125%, 2012	3,500,000		3,738,084
Sr. Bonds, 5.5%, 2008	6,500,000	a	7,132,034
Province of Quebec,			
Notes, 5%, 2009	5,400,000		5,785,420
Republic of Italy,			
Notes, 3.25%, 2009	5,930,000		5,918,555
			24,270,682
Industrials—6.4%			
Conoco Funding,			
Notes, 7.25%, 2031	5,000,000		6,059,210
Emerson Electric,			
Notes, 5%, 2014	4,290,000		4,425,092
Federated Department Stores,			
Notes, 6.3%, 2009	4,000,000		4,477,484
General Electric,			
Notes, 5%, 2013	7,000,000		7,256,053
IBM,			
Sr. Notes, 4.75%, 2012	3,750,000		3,850,980
International Paper,			
Notes, 5.3%, 2015	6,200,000		6,233,269
Pemex Project Funding			
Master Trust:			
Bonds, 7.875%, 2009	7,840,000		8,984,640
Notes, 7.375%, 2014	6,925,000		7,610,575
Waste Management,			
Sr. Notes, 6.5%, 2008	3,865,000		4,340,975
			53,238,278
Media & Telecommunications—5.4%			
Comcast:			
Bonds, 7.05%, 2033	2,395,000	a	2,648,060
Notes, 5.3%, 2014	2,975,000		3,024,183
Comcast Cable Communications,			
Sr. Notes, 6.875%, 2009	4,775,000		5,437,455
Sprint Capital:			
Notes, 6.875%, 2028	2,500,000		2,574,835
Sr. Notes, 6.125%, 2008	4,800,000	a	5,230,829
Time Warner,			
Debs., 6.95%, 2028	5,250,000	a	5,684,259
Univision Communications,			
Sr. Notes, 3.5%, 2007	7,500,000		7,617,105
Verizon New York,			
Debs., Ser. B, 7.375%, 2032	4,500,000	a	5,129,046

Bonds and Notes (continued)	Principal Amount ($)		Value ($)
Media & Telecommunications (continued)			
Verizon Virginia,			
Debs., Ser. A, 4.625%, 2013	1,625,000		1,596,852
Vodafone:			
Notes, 7.75%, 2010	1,325,000		1,587,139
Notes, 7.875%, 2030	3,850,000		4,843,870
			45,373,633
Real Estate Investment Trust—1.3%			
Liberty Property,			
Sr. Notes, 7.25%, 2011	9,300,000		**10,793,813**
U.S. Government—12.7%			
U.S. Treasury Bonds,			
5.375%, 2/15/2031	37,385,000	a	40,296,918
U.S. Treasury Notes:			
4.25%, 11/15/2013	4,130,000	a	4,224,990
4.375%, 5/15/2007	30,945,000	a	32,991,393
6%, 8/15/2009	5,000,000	a	5,736,100
6.5%, 10/15/2006	17,450,000	a	19,469,663
U.S. Treasury Strip Principal,			
0%, 11/15/2027	12,500,000		3,608,750
			106,327,814
U.S. Government Agencies—13.4%			
Federal Farm Credit Bank:			
Bonds, 2.125%, 7/17/2006	6,375,000		6,387,795
Bonds, 2.25%, 9/1/2006	3,960,000	a	3,973,321
Bonds, 2.375%, 10/2/2006	8,935,000		8,982,901
Federal Home Loan Banks:			
Bonds, Ser. 419,			
3.5%, 4/22/2008	5,220,000		5,252,239
Bonds, Ser. 430,			
2.875%, 9/15/2006	8,575,000	a	8,733,432
Bonds, Ser. 439,			
3.625%, 11/14/2008	4,430,000		4,519,561
Bonds, Ser. S107,			
3.75%, 8/15/2007	1,920,000		1,990,139
Federal Home Loan Mortgage Corp.:			
Notes, 2.75%, 10/6/2006	6,850,000		6,907,136
Notes, 2.85%, 2/23/2007	6,375,000		6,441,376
Notes, 3%, 10/27/2006	7,585,000		7,668,534
Notes, 3%, 7/22/2008	8,595,000		8,578,764
Notes, 3.05%, 1/19/2007	7,060,000		7,159,002
Notes, 3.125%, 8/25/2006	4,580,000		4,620,721
Notes, 5.875%, 3/21/2011	7,465,000	a	8,251,609
Federal National			
Mortgage Association:			
Bonds, 3.5%, 1/28/2008	9,250,000		9,340,733
Notes, 2.03%, 2/9/2006	6,040,000		6,068,134
Notes, 4%, 12/15/2008	7,590,000		7,703,562
			112,578,959

Mellon Bond Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)		Value ($)
U.S. Government Agencies/ Mortgage Backed—34.6%			
Federal Home Loan Mortgage Corp.:			
4.5%, 6/1/2018	16,591,503		16,783,301
5.5%, 9/1/2006-10/1/2033	31,052,805		31,938,442
5.644%, 7/1/2031	2,169,395	b	2,218,467
6%, 7/1/2017-11/1/2032	16,976,902		17,800,583
6.5%, 8/1/2031-7/1/2032	6,016,853		6,332,189
7%, 4/1/2032	2,087,943		2,216,476
8.5%, 6/1/2018	5,590,058	a	6,145,542
Federal National Mortgage Association:			
5%	17,855,000	d	17,888,389
5%, 6/1/2018	8,793,123		9,040,386
5.5%, 12/1/2017-1/1/2034	52,554,595		54,121,095
6%, 10/1/2032-11/1/2032	36,031,337		37,551,139
6.5%	7,860,000	d	8,267,698
6.5%, 3/1/2017-8/1/2032	19,304,056		20,380,805
7%, 6/1/2009-6/1/2032	11,638,692		12,380,807
7.5%, 7/1/2032	3,720,990		3,987,264
8%, 7/1/2007-2/1/2013	2,931,153		3,127,692
Government National Mortgage Association I:			
6%, 10/15/2008-10/15/2033	13,761,190		14,429,783
6.5%, 2/15/2024-5/15/2028	8,618,994		9,129,656
7%, 5/15/2023-12/15/2023	5,904,469		6,285,372
7.5%, 3/15/2027	1,856,744		2,002,368
8%, 5/15/2007-2/15/2008	1,841,676		1,941,991
9%, 12/15/2009	3,255,868		3,538,705
Government National Mortgage Association II, 6.5%, 4/20/2031	1,748,639		1,843,713
			289,351,863
Utilities—2.1%			
Energy East, Notes, 6.75%, 2012	5,765,000		6,529,180
FPL Group Capital, Debs., 6.125%, 2007	6,000,000		6,605,310
Utilities (continued)			
Florida Power & Light, First Mortgage, 5.95%, 2033	3,500,000		3,688,419
Virginia Electric and Power, Notes, 4.5%, 2010	800,000		817,108
			17,640,017
Total Bonds and Notes (cost $801,079,422)			**822,617,164**

Short-Term Investments—4.9%

	Principal Amount ($)	Value ($)
Commercial Paper—3.1%		
American Express, 1.01%, 3/15/2004	26,064,000	**26,064,000**
Repurchase Agreement—1.8%		
JPMorgan Chase & Co., .92%, dated 2/27/2004, due 3/1/2004 in the amount of 14,590,118 (fully collateralized by $13,590,000 U.S. Treasury Notes, 5%, 2/15/2011 value $14,907,042)	14,589,000	**14,589,000**
Total Short-Term Investments (cost $40,653,000)		**40,653,000**

Investment of Cash Collateral for Securities Loaned—13. 1%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred Money Market Fund (cost $109,826,897)	109,826,897	e	**109,826,897**
Total Investments (cost $951,559,319)	**116.2%**		**973,097,061**
Liabilities, Less Cash and Receivables	**(16.2%)**		**(135,725,820)**
Net Assets	**100.0%**		**837,371,241**

[a] *All or a portion of these securities are on loan. At February 29, 2004 the total market value of the fund's securities on loan is $114,465,961 and the total market value of the collateral held by the fund is $118,411,647, consisting of cash collateral of $109,826,897 and letters of credit valued at $8,584,750.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *Notional face amount shown.*

[d] *Purchased on a forward commitment basis.*

[e] *Investment in affiliated money market mutual fund.*

See notes to financial statements.

Mellon Intermediate Bond Fund

Bonds and Notes—96.2%	Principal Amount ($)	Value ($)
Asset-Backed Ctfs.- Automobile Receivables—.8%		
Harley-Davidson Motorcycle Trust, Ser. 2003-4, Cl. A2, 2.69%, 2011	4,500,000	**4,545,426**
Asset-Backed Ctfs.- Credit Cards—.8%		
Bank One Issuance Trust, Ser. 2003-C3, Cl. C3, 4.77%, 2016	4,275,000	**4,194,029**
Bank & Finance—22.7%		
AXA Financial, Sr. Notes, 7.75%, 2010	3,625,000 [a]	4,343,221
Bank of America, Sr. Notes, 3.25%, 2008	4,300,000	4,304,317
Bank of New York, Sr. Notes, 3.625%, 2009	4,575,000	4,616,047
BankBoston, Sub. Notes, 6.375%, 2008	2,225,000	2,492,576
Bear Stearns & Cos., Notes, 4.5%, 2010	2,100,000	2,148,581
CIT Group:		
Sr. Notes, 4%, 2008	900,000 [a]	921,649
Sr. Notes, 5.75%, 2007	1,380,000	1,504,028
Citigroup, Sr. Notes, 6.2%, 2009	6,415,000	7,241,695
Countrywide Home Loans, Medium-Term Notes, 3.25%, 2008	4,630,000	4,618,837
Fifth Third Bancorp, Notes, 3.375%, 2008	2,800,000	2,824,836
Fleet Financial, Notes, 6.375%, 2008	1,750,000	1,959,869
Ford Motor Credit:		
Notes, 6.5%, 2007	3,970,000	4,248,253
Notes, 6.75%, 2008	8,000,000	8,522,096
GMAC:		
Medium-Term Notes, 4.375%, 2007	3,525,000	3,580,395
Notes, 7.25%, 2011	8,750,000	9,621,623
General Electric Capital, Notes, 3.5%, 2008	5,885,000 [a]	5,972,993
Goldman Sachs:		
Notes, 4.125%, 2008	3,000,000	3,112,491
Notes, 4.75%, 2013	2,375,000	2,358,149
Household Finance, Notes, 4.75%, 2013	5,400,000	5,399,627
Bank & Finance (continued)		
International Lease Finance, Medium-Term Notes, 4.55%, 2009	2,040,000	2,110,254
J.P. Morgan Chase & Co., Sub. Notes, 6.75%, 2011	1,750,000	2,001,900
KfW, Gtd. Global Notes, (Gtd. by Federal Rep. of Germany), 2.7%, 2007	7,365,000	7,395,881
Lehman Brothers, Notes, 7%, 2008	2,880,000	3,287,742
Merrill Lynch & Co., Medium-Term Notes, Ser.B, 3.125%, 2008	5,000,000	4,959,165
Morgan Stanley Dean Witter:		
Notes, 5.3%, 2013	2,275,000	2,376,627
Notes, 6.1%, 2006	5,545,000	5,985,805
Wachovia:		
Sr. Notes, 3.625%, 2009	3,500,000	3,528,371
Sub. Notes, 6.375%, 2009	1,000,000	1,126,014
Wells Fargo & Co., Notes, 3.12%, 2008	5,000,000	4,966,895
		117,529,937
Collateralized Mortgage Obligations—2.8%		
ABN Amro Mortgage, Ser. 2002-1A, Cl. M, 5.638%, 2032	929,514 [b]	950,241
Federal Home Loan Mortgage Corp., Multiclass Mortgage Participation Ctfs., REMIC:		
Ser. 2134, Cl. PM, 5.5%, 3/15/2014	4,656,641	4,893,757
Ser. 2480, Cl. PD, 6%, 11/15/2031	2,475,000	2,584,992
Ser. 2503, Cl. PG, 6%, 4/15/2031	1,735,000	1,807,756
Federal National Mortgage Association Gtd. Pass-Through Ctfs., (Interest Only Obligation) Ser. 333, Cl. 2, 5.5%, 3/1/2033	9,173,923 [c]	1,998,873
Washington Mutual Mortgage Securities:		
Ser. 2002-AR4, Cl. A1, 5.504%, 2032	526,679 [b]	537,380
Ser. 2002-AR4, Cl. A7, 5.504%, 2032	1,429,566 [b]	1,449,676

Mellon Intermediate Bond Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Collateralized Mortgage Obligations (continued)		
Wells Fargo Mortgage Backed Securities Trust, Ser. 2002-B, Cl. B1, 6.15%, 2032	346,935 [b]	351,498
		14,574,173
Commercial Mortgage-Pass-Through Ctfs.–.9%		
GS Mortgage Securities II, Ser. 1998-GLII, Cl. A-2, 6.562%, 2031	4,250,000	**4,707,002**
Foods–1.4%		
Kellogg, Sr. Notes, 2.875%, 2008	3,000,000	2,953,890
Sara Lee, Notes, 3.875%, 2013	4,540,000	4,311,461
		7,265,351
Foreign/Governmental–6.4%		
Korea Development Bank, Notes, 5.75%, 2013	3,725,000	3,949,871
Province of Ontario:		
Bonds, 2.65%, 2006	6,500,000 [a]	6,531,850
Notes, 5.125%, 2012	2,200,000	2,349,653
Sr. Bonds, 5.5%, 2008	7,200,000	7,900,099
Province of Quebec, Notes, 5%, 2009	5,000,000	5,356,870
Republic of Italy, Notes, 3.25%, 2009	7,275,000	7,260,959
		33,349,302
Industrial–4.2%		
Conoco Funding, Notes, 6.35%, 2011	5,100,000	5,807,161
Federated Department Stores, Notes, 6.3%, 2009	1,750,000	1,958,899
International Paper, Notes, 5.3%, 2015	3,250,000	3,267,439
Pemex Project Funding Master Trust:		
Notes, 7.375%, 2014	4,150,000	4,560,850
Notes, 7.875%, 2009	3,600,000	4,125,600
Waste Management, Sr. Notes, 6.5%, 2008	1,960,000 [a]	2,201,374
		21,921,323
Media & Telecommunication–6.9%		
AOL Time Warner, Notes, 6.875%, 2012	6,575,000	7,461,093

	Principal Amount ($)	Value ($)
Media & Telecommunication (continued)		
Comcast:		
Notes, 5.3%, 2014	3,600,000	3,659,515
Sr. Notes, 6.875%, 2009	1,950,000 [a]	2,220,531
Sprint Capital:		
Notes, 8.375%, 2012	3,000,000 [a]	3,602,745
Sr. Notes, 6.125%, 2008	2,250,000	2,451,951
Univision Communications, Sr. Notes, 3.5%, 2007	4,965,000	5,042,524
Verizon Virginia, Debs., Ser. A, 4.625%, 2013	6,500,000	6,387,407
Vodafone Group, Notes, 7.75%, 2010	4,000,000	4,791,364
		35,617,130
Oil & Gas–.2%		
EnCana, Sr. Notes, 4.75%, 2013	1,150,000	**1,162,872**
Real Estate Investment Trust–1.5%		
Liberty Property, Sr. Notes, 7.25%, 2011	6,705,000	**7,781,991**
Technology–.9%		
IBM, Sr. Notes, 4.75%, 2012	4,500,000	**4,621,176**
U.S. Government–21.1%		
U.S. Treasury Notes:		
4.25%, 8/15/2013	7,905,000 [a]	8,105,099
4.25%, 11/15/2013	19,710,000 [a]	20,163,330
4.375%, 5/15/2007	19,910,000 [a]	21,226,648
5.75%, 11/15/2005	13,165,000 [a]	14,113,802
6%, 8/15/2009	1,900,000 [a]	2,179,718
6.5%, 10/15/2006	38,870,000 [a]	43,368,814
		109,157,411
U.S. Government Agencies–21.8%		
Federal Farm Credit Banks:		
Bonds, 2.125%, 7/17/2006	7,700,000	7,715,454
Bonds, 2.25%, 9/1/2006	4,500,000 [a]	4,515,138
Bonds, 2.375%, 10/2/2006	4,770,000	4,795,572
Federal Home Loan Banks:		
Bonds, Ser. 1Y06, 2.375%, 2/15/2006	6,480,000	6,551,662
Bonds, Ser. 392, 2.5%, 3/15/2006	4,500,000	4,562,640
Bonds, Ser. 419, 3.5%, 4/22/2008	2,715,000	2,731,768
Bonds, Ser. 430, 2.875%, 9/15/2006	7,000,000	7,129,332

Mellon Intermediate Bond Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)		
Federal Home Loan Banks (continued):		
Bonds, Ser. S107, 3.75%, 8/15/2007	6,990,000	7,245,352
Bonds, Ser. S706, 5.375%, 5/15/2006	3,930,000	4,220,132
Federal Home Loan Mortgage Corp.:		
Notes, 2.375%, 5/19/2006	5,895,000	5,909,643
Notes, 2.75%, 10/6/2006	5,685,000	5,732,419
Notes, 2.85%, 2/23/2007	7,700,000	7,780,172
Notes, 3%, 10/27/2006	730,000	738,039
Notes, 3%, 7/22/2008	7,255,000	7,241,295
Notes, 3.05%, 1/19/2007	6,490,000	6,581,009
Notes, 3.125%, 8/25/2006	6,350,000	6,406,458
Notes, 5.875%, 3/21/2011	4,915,000 [a]	5,432,908
Federal National Mortgage Association:		
Notes, 2.03%, 2/9/2006	5,635,000	5,661,248
Notes, 2.625%, 1/19/2007	3,685,000	3,692,377
Notes, 2.875%, 5/19/2008	1,695,000	1,677,271
Notes, 4%, 12/15/2008	6,730,000	6,830,695
		113,150,584
U.S. Government Agencies/ Mortgage-Backed—2.2%		
Federal Home Loan Mortgage Corp.:		
3.5%, 5/1/2008	1,768,219	1,780,915
4.5%, 11/1/2007	2,689,274	2,748,089
4.924%, 11/1/2032	2,220,570 [b]	2,289,292
6%, 12/1/2004	346,644	353,358
Federal National Mortgage Association:		
5.5%, 6/1/2006	829,237	846,336
7%, 6/1/2009	753,439	808,530
Government National Mortgage Association I:		
6.5%, 9/15/2013	1,250,941	1,339,670
8%, 2/15/2008	643,629	682,846
		10,849,036
Utilities—1.6%		
Energy East, Notes, 6.75%, 2012	2,970,000	3,363,688
FPL Group Capital, Gtd. Debs., 6.125%, 2007	3,250,000	3,577,876
Virginia Electric and Power, Notes, 4.5%, 2010	1,225,000	1,251,198
		8,192,762
Total Bonds and Notes (cost $487,532,617)		**498,619,505**

Short-Term Investments—3.2%	Principal Amount ($)	Value ($)
Repurchase Agreements;		
JP Morgan Chase & Co., .92%, dated 2/27/2004 due 3/1/2004 in the amount of $16,433,260 (fully collateralized by $15,307,000 U.S. Treasury Notes, 5%, 2/15/2011, value $16,790,441) (cost $16,432,000)	16,432,000	**16,432,000**

Investment of Cash Collateral for Securities Loaned—25.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund (cost $132,422,615)	132,422,615 [d]	**132,422,615**

Total Investments (cost $636,387,232)	**124.9%**	**647,474,120**
Liabilities, Less Cash and Receivables	**(24.9%)**	**(129,130,615)**
Net Assets	**100.0%**	**518,343,505**

[a] *All or a portion of these securities are on loan. At February 29, 2004, the total market value of the fund's securities on loan is $136,971,139 and the total market value of the collateral held by the fund is $140,930,982, consisting of cash collateral of $132,422,615, U.S. Government and agency securities valued at $2,159,017 and letters of credit valued at $6,349,350.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *Notional face amount shown.*

[d] *Investment in affiliated money market mutual fund.*

See notes to financial statements.

Mellon Short-Term U.S. Government Securities Fund

Bonds and Notes—96.5%	Principal Amount ($)	Value ($)
Asset-Backed Ctfs.—.2%		
Student Loan Mortgage Association, Ser. 2003-4, Cl. A1, 1.19%, 3/16/2009	395,729 [a]	**396,006**
Collateralized Mortgage Obligations—2.4%		
Federal Home Loan Mortgage Corp., Multiclass Mortgage Participation Ctfs. REMIC, Ser. 2495, Cl. UC, 5%, 7/15/2032	586,695	601,914
Federal National Mortgage Association, REMIC Trust, Gtd. Pass-Through Ctfs., Ser. 2002-91, Cl. QA, 5%, 10/25/2005	390,565	391,791
Vendee Mortgage Trust, Ser. 2003-2, Cl. A, 5%, 2013	2,843,348	2,891,774
		3,885,479
U.S. Government—41.0%		
U.S. Treasury Notes:		
2%, 11/30/2004	6,000,000	6,042,426
4.375%, 5/15/2007	4,000,000 [b]	4,264,520
5.625%, 2/15/2006	5,210,000 [b]	5,616,015
5.75%, 11/15/2005	12,500,000 [b]	13,400,875
5.875%, 11/15/2004	12,750,000 [b]	13,180,313
6.5%, 10/15/2006	10,000,000 [b]	11,157,400
6.75%, 5/15/2005	12,750,000 [b]	13,593,668
		67,255,217
U.S. Government Agencies—37.0%		
Federal Farm Credit Bank:		
Bonds, 1.875%, 11/16/2007	2,000,000	1,974,886
Bonds, 2.125%, 8/15/2005	3,340,000	3,369,749
Bonds, 2.125%, 7/17/2006	2,470,000	2,474,957
Bonds, 2.25%, 9/1/2006	1,000,000 [b]	1,003,364
Bonds, 2.375%, 10/2/2006	1,425,000	1,432,639
Bonds, 2.625%, 12/15/2005	500,000	508,124
Federal Home Loan Banks:		
Bonds, Ser. 1Y06, 2.375%, 2/15/2006	2,815,000	2,846,131
Bonds, Ser. 375, 2.5%, 12/15/2005	1,000,000	1,014,941
Bonds, Ser. 392, 2.5%, 3/15/2006	2,000,000	2,027,840
Bonds, Ser. 407, 2.5%, 3/24/2006	1,110,000	1,110,921
U.S. Government Agencies (continued)		
Federal Home Loan Banks (continued):		
Bonds, Ser. EY06, 5.25%, 8/15/2006	1,225,000	1,317,353
Bonds, Ser. S706, 5.375%, 5/15/2006	1,605,000	1,723,489
Federal Home Loan Mortgage Corp.,		
Bonds, 2.1%, 10/7/2005	605,000	605,562
Notes, 2.14%, 2/24/2006	1,000,000	1,006,182
Notes, 2.2%, 12/30/2005	1,500,000	1,511,525
Notes, 2.25%, 2/17/2006	1,765,000	1,773,534
Notes, 2.375%, 5/19/2006	1,650,000	1,654,099
Notes, 2.5%, 9/26/2006	1,500,000	1,501,248
Notes, 2.5%, 12/4/2006	1,000,000	1,002,454
Notes, 2.75%, 10/6/2006	1,130,000	1,139,425
Notes, 2.85%, 2/23/2007	2,470,000	2,495,718
Notes, 3%, 4/25/2007	2,000,000	2,026,632
Notes, 3%, 7/22/2008	1,470,000	1,467,223
Notes, 3.05%, 1/19/2007	1,295,000	1,313,160
Notes, 3.5%, 8/16/2005	930,000	939,786
Notes, 3.5%, 5/19/2008	2,000,000	2,010,424
Notes, 3.65%, 1/23/2008	2,440,000	2,507,278
Notes, 5.25%, 1/15/2006	1,000,000 [b]	1,064,936
Federal National Mortgage Association:		
Notes, 2.03%, 2/9/2006	1,500,000	1,506,987
Notes, 2.16%, 12/8/2005	1,000,000	1,007,146
Notes, 2.17%, 11/14/2005	2,700,000	2,705,532
Notes, 2.32%, 10/1/2005	1,000,000	1,001,611
Notes, 2.375%, 3/17/2006	1,110,000	1,110,458
Notes, 2.5%, 5/12/2006	1,009,000	1,011,579
Notes, 2.625%, 1/19/2007	745,000	746,491
Notes, 2.875%, 5/19/2008	2,500,000	2,473,850
Notes, 3%, 12/15/2006	1,000,000	1,007,130
Notes, 3.05%, 4/20/2007	1,000,000	1,010,800
Notes, 5.15%, 5/3/2007	1,500,000	1,567,355
Tennessee Valley Authority, Debs., Ser. A, 6.375%, 6/15/2005	793,000	843,687
		60,816,206
U.S. Government Agencies/ Mortgage-Backed—15.9%		
Federal Home Loan Mortgage Corp.:		
3.5%, 5/1/2008-9/1/2008	7,182,986	7,234,560
4%, 2/1/2008-3/1/2010	7,167,722	7,299,742
4.5%, 11/1/2007-12/1/2007	2,368,317	2,423,856

Mellon Short-Term U.S. Government Securities Fund (continued)

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)		
Federal Home Loan Mortgage Corp. (continued):		
4.924%, 11/1/2032	555,142 [a]	572,323
5.644%, 7/1/2031	222,502 [a]	227,535
6%, 12/1/2004	112,134	114,306
Federal National Mortgage Association:		
4.5%, 12/1/2009	676,236	689,970
4.581%, 4/1/2032	412,743 [a]	425,901
4.65%, 6/1/2032	1,057,674 [a]	1,094,693
4.712%, 5/1/2032	684,494 [a]	709,895
4.917%, 5/1/2032	266,205 [a]	274,939
5.057%, 3/1/2032	333,114 [a]	344,470
5.574%, 6/1/2032	459,790 [a]	476,897
5.718%, 3/1/2032	127,261 [a]	130,930
5.851%, 6/1/2032	959,827 [a]	990,561
Government National Mortgage Association I, 6%, 12/15/2008-4/15/2009	2,853,615	3,033,687
		26,044,265
Total Bonds and Notes (cost $157,513,058)		**158,397,173**

Short-Term Investments—2.9%	Principal Amount ($)	Value ($)
Repurchase Agreements;		
JPMorgan Chase & Co., .92%, dated 2/27/2004, due 3/1/2004 in the amount of $4,811,369 (fully collateralized by $4,481,000 U.S. Treasury Bonds, 5%, 2/15/2011 value $4,915,265) (cost $4,811,000)	4,811,000	**4,811,000**

Investment of Cash Collateral for Securities Loaned—24.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund (cost $40,427,165)	40,427,165 [c]	**40,427,165**
Total Investment (cost $202,751,223)	**124.1%**	**203,635,338**
Liabilities, Less Cash and Receivables	**(24.1%)**	**(39,495,507)**
Net Assets	**100.0%**	**164,139,831**

[a] *Variable rate security—interest rate subject to periodic change.*

[b] *All or a portion of these securities are on loan. At February 29, 2004, the total market value of the fund's securities on loan is $48,217,584 and the total market value of the collateral held by the fund is $49,781,754, consisting of cash collateral of $40,427,165, U.S. Government and agency securities valued at $6,144,439 and letters of credit valued at $3,210,150.*

[c] *Investment in affiliated money market mutual fund.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2004 (Unaudited)

	Mellon Bond Fund	Mellon Intermediate Bond Fund	Mellon Short-Term U.S. Government Securities Fund
Assets ($):			
Investments in securities— See Statement of Investments+—Note 2(c) (including securities on loan)++—Note 2(b):			
Unaffiliated issuers	863,270,164	515,051,505	163,208,173
Affiliated issuers	109,826,897	132,422,615	40,427,165
Cash	–	59,777	–
Receivable for investment securities sold	9,693,851	7,279,196	–
Dividend and interest receivable	6,718,434	5,679,806	1,503,585
Paydowns receivable	502,773	76,469	43,203
Receivable for shares of Beneficial Interest subscribed	46,401	42,400	–
Prepaid expenses	24,159	9,818	10,566
	990,082,679	**660,621,586**	**205,192,692**
Liabilities ($):			
Due to The Dreyfus Corporation and affiliates—Note 3(a)	281,296	167,990	47,498
Due to Administrator—Note 3(a)	98,558	55,485	17,697
Cash overdraft due to Custodian	2,315,351	–	283,508
Liability for securities on loan—Note 2(b)	109,826,897	132,422,615	40,427,165
Payable for investment securities purchased	35,720,863	9,599,802	–
Payable for shares of Beneficial Interest redeemed	4,442,072	372	258,698
Accrued expenses	26,401	31,817	18,295
	152,711,438	**142,278,081**	**41,052,861**
Net Assets ($)	**837,371,241**	**518,343,505**	**164,139,831**
Composition of Net Assets ($):			
Paid-in capital	817,587,085	507,225,112	164,452,449
Accumulated distributions in excess of investment income—net	(1,948,879)	(1,536,450)	(1,110,060)
Accumulated net realized gain (loss) on investments	195,293	1,567,955	(86,673)
Accumulated net unrealized appreciation (depreciation) on investments	21,537,742	11,086,888	884,115
Net Assets ($)	**837,371,241**	**518,343,505**	**164,139,831**
Net Asset Value Per Share			
Class M Shares			
Net Assets ($)	833,941,304	517,861,766	164,093,932
Shares Outstanding	64,414,427	39,932,900	12,935,009
Net Asset Value Per Share ($)	**12.95**	**12.97**	**12.69**
Investor Shares			
Net Assets ($)	3,429,937	481,739	45,900
Shares Outstanding	265,212	37,007	3,620
Net Asset Value Per Share ($)	**12.93**	**13.02**	**12.68**
+ **Investments at cost ($):**			
Unaffiliated issuers	841,732,422	503,964,617	162,324,058
Affiliated issuers	109,826,897	132,422,615	40,427,165
++ **Value of securities on loan ($)**	**109,829,897**	**136,971,139**	**48,217,584**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended February 29, 2004 (Unaudited)

	Mellon Bond Fund	Mellon Intermediate Bond Fund	Mellon Short-Term U.S. Government Securities Fund
Investment Income ($):			
Income:			
Interest	18,896,925	9,427,566	1,892,462
Income on securities lending	46,075	44,617	11,670
Total Income	**18,943,000**	**9,472,183**	**1,904,132**
Expenses:			
Investment advisory fee—Note 3(a)	1,679,704	974,265	258,979
Administration fee—Note 3(a)	589,190	337,282	102,448
Custodian fees—Note 3(b)	37,852	21,037	9,617
Trustees' fees and expenses—Note 3(c)	15,598	10,485	2,777
Registration fees	12,461	22,560	16,207
Auditing fees	8,185	14,006	10,456
Prospectus and shareholders' reports	4,401	3,553	2,425
Legal fees	4,207	2,259	779
Shareholder servicing costs—Note 3(b)	4,313	633	43
Miscellaneous	18,956	5,321	4,101
Total Expenses	**2,374,867**	**1,391,401**	**407,832**
Less—reduction in investment advisory fee due to undertaking—Note 3(a)	(15,203)	(1,491)	(985)
Net Expenses	**2,359,664**	**1,389,910**	**406,847**
Investment Income—Net	**16,583,336**	**8,082,273**	**1,497,285**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):			
Net realized gain (loss) on investments	743,773	1,678,634	70,838
Net unrealized appreciation (depreciation) on investments	20,971,969	9,388,073	1,145,655
Net Realized and Unrealized Gain (Loss) on Investments	**21,715,742**	**11,066,707**	**1,216,493**
Net Increase in Net Assets Resulting from Operations	**38,299,078**	**19,148,980**	**2,713,778**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Mellon Bond Fund		Mellon Intermediate Bond Fund	
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Operations ($):				
Investment income—net	16,583,336	39,193,876	8,082,273	17,851,680
Net realized gain (loss) on investments	743,773	21,021,492	1,678,634	11,634,071
Net unrealized appreciation (depreciation) on investments	20,971,969	(16,559,641)	9,388,073	(8,743,236)
Net Increase (Decrease) in Net Assets Resulting from Operations	**38,299,078**	**43,655,727**	**19,148,980**	**20,742,515**
Dividends to Shareholders from ($):				
Investment income—net:				
Class M Shares	(19,002,545)	(42,669,078)	(10,086,910)	(20,497,599)
Investor Shares	(71,788)	(166,606)	(8,116)	(11,727)
Net realized gain on investments:				
Class M Shares	(17,018,671)	(1,932,363)	(9,166,862)	(3,417,469)
Investor Shares	(61,689)	(7,703)	(8,352)	(1,910)
Total Dividends	**(36,154,693)**	**(44,775,750)**	**(19,270,240)**	**(23,928,705)**
Beneficial Interest Transactions ($):				
Net proceeds from shares sold:				
Class M Shares	40,111,935	69,550,829	70,633,746	114,141,992
Investor Shares	477,126	1,365,325	276,091	252,744
Dividends reinvested:				
Class M Shares	13,373,123	5,946,666	6,921,839	3,875,914
Investor Shares	61,829	60,655	11,472	7,230
Cost of shares redeemed:				
Class M Shares	(68,131,770)	(194,103,171)	(27,197,051)	(84,328,525)
Investor Shares	(990,360)	(1,238,201)	(109,661)	(74,088)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(15,098,117)**	**(118,417,897)**	**50,536,436**	**33,875,267**
Total Increase (Decrease) In Net Assets	**(12,953,732)**	**(119,537,920)**	**50,415,176**	**30,689,077**
Net Assets ($):				
Beginning of Period	850,324,973	969,862,893	467,928,329	437,239,252
End of Period	**837,371,241**	**850,324,973**	**518,343,505**	**467,928,329**
Undistributed (distributions in excess of) investment income—net	(1,948,879)	542,118	(1,536,450)	476,303
Capital Share Transactions (Shares):				
Class M Shares				
Shares sold	3,076,985	5,306,287	5,419,184	8,676,341
Shares issued for dividends reinvested	1,041,509	454,834	537,992	295,911
Shares redeemed	(5,233,582)	(14,835,802)	(2,081,936)	(6,433,388)
Net Increase (Decrease) in Shares Outstanding	**(1,115,088)**	**(9,074,681)**	**3,875,240**	**2,538,864**
Investor Shares				
Shares sold	37,068	102,758	21,006	19,158
Shares issued for dividends reinvested	4,799	4,641	885	547
Shares redeemed	(75,817)	(93,660)	(8,303)	(5,502)
Net Increase (Decrease) in Shares Outstanding	**(33,950)**	**13,739**	**13,588**	**14,203**

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
See notes to financial statements.

	Mellon Short-Term U.S. Government Securities Fund	
	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Operations ($):		
Investment income—net	1,497,285	3,211,179
Net realized gain (loss) on investments	70,838	836,692
Net unrealized appreciation (depreciation) on investments	1,145,655	(2,354,548)
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,713,778**	**1,693,323**
Dividends to Shareholders from ($):		
Investment income—net:		
Class M Shares	(2,693,641)	(4,057,467)
Investor Shares	(18)	(2,853)
Net realized gain on investments:		
Class M Shares	(198,147)	(271,963)
Investor Shares	(1)	(66)
Total Dividends	**(2,891,807)**	**(4,332,349)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class M Shares	42,971,235	90,188,195
Investor Shares	44,804	2,261,752
Dividends reinvested:		
Class M Shares	513,226	713,842
Investor Shares	20	816
Cost of shares redeemed:		
Class M Shares	(19,183,985)	(56,893,927)
Investor Shares	(72)	(2,264,845)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**24,345,228**	**34,005,833**
Total Increase (Decrease) In Net Assets	**24,167,199**	**31,366,807**
Net Assets ($):		
Beginning of Period	139,972,632	108,605,825
End of Period	**164,139,831**	**139,972,632**
Undistributed (distributions in excess of) investment income—net	(1,110,060)	86,314
Capital Share Transactions (Shares):		
Class M Shares		
Shares sold	3,379,161	6,979,242
Shares issued for dividends reinvested	40,446	55,364
Shares redeemed	(1,508,350)	(4,403,984)
Net Increase (Decrease) in Shares Outstanding	**1,911,257**	**2,630,622**
Investor Shares		
Shares sold	3,533	175,049
Shares issued for dividends reinvested	2	63
Shares redeemed	(5)	(175,104)
Net Increase (Decrease) in Shares Outstanding	**3,530**	**8**

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each fund for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

	Class M Shares			
	Six Months Ended February 29, 2004	Year Ended August 31,		
Mellon Bond Fund	(Unaudited)	2003[a]	2002[b]	2001[c]
Per Share Data ($):				
Net asset value, beginning of period	12.92	12.95	13.15	12.50
Investment Operations:				
Investment income—net	.26[d]	.56[d]	.67[d]	.70
Net realized and unrealized gain (loss) on investments	.34	.06	(.02)	.65
Total from Investment Operations	.60	.62	.65	1.35
Distributions:				
Dividends from investment income—net	(.30)	(.62)	(.69)	(.70)
Dividends from net realized gain on investments	(.27)	(.03)	(.16)	–
Total Distributions	(.57)	(.65)	(.85)	(.70)
Net asset value, end of period	12.95	12.92	12.95	13.15
Total Return (%)	4.65[e]	4.73	5.11	11.05[e]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.56[f]	.55	.55	.56[f]
Ratio of net investment income to average net assets	3.95[f]	4.30	5.19	5.96[f]
Decrease reflected in above expense ratios due to undertakings by the Administrator	.00[f,g]	.02	.02	.02[f]
Portfolio Turnover Rate	62.77[e,h]	134.12	163.78	120.55[e]
Net Assets, end of period ($ x 1,000)	833,941	846,464	966,170	675,666

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.02, increase net realized and unrealizd gain (loss) on investments per share by $.02 and decrease the ratio of net investment income to average net assets from 5.32% to 5.19%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.*

[d] *Based on average shares outstanding at each month end.*

[e] *Not annualized.*

[f] *Annualized.*

[g] *Amount represents less than .01%.*

[h] *The portfolio turnover rate excluding mortgage dollar rollover transactions was 59.63%.*

See notes to financial statements.

	Investor Shares			
	Six Months Ended February 29, 2004	Year Ended August 31,		
Mellon Bond Fund	(Unaudited)	2003	2002[a]	2001[b]
Per Share Data ($):				
Net asset value, beginning of period	12.90	12.94	13.15	12.94
Investment Operations:				
Investment income—net	.24[c]	.54[c]	.63[c]	.10
Net realized and unrealized gain (loss) on investments	.34	.04	(.02)	.23
Total from Investment Operations	.58	.58	.61	.33
Distributions:				
Dividends from investment income—net	(.28)	(.59)	(.66)	(.12)
Dividends from net realized gain on investments	(.27)	(.03)	(.16)	–
Total Distributions	(.55)	(.62)	(.82)	(.12)
Net asset value, end of period	12.93	12.90	12.94	13.15
Total Return (%)	4.51[d]	4.48	4.73	2.54[d]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.81[e]	.80	.80	.81[e]
Ratio of net investment income to average net assets	3.69[e]	4.11	4.96	6.03[e]
Decrease reflected in above expense ratios due to undertakings by the Administrator	.00[e,f]	.02	.02	.53[e]
Portfolio Turnover Rate	62.77[d,g]	134.12	163.78	120.55[d]
Net Assets, end of period ($ x 1,000)	3,430	3,861	3,693	957

[a] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.02, increase net realized and unrealizd gain (loss) on investments per share by $.02 and decrease the ratio of net investment income to average net assets from 5.08% to 4.96%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

[f] *Amount represents less than .01%.*

[g] *The portfolio turnover rate excluding mortgage dollar rollover transactions was 59.63%.*

See notes to financial statements.

Mellon Intermediate Bond Fund	Class M Shares Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]	2002[b]	2001[c]
Per Share Data ($):				
Net asset value, beginning of period	12.97	13.04	13.08	12.50
Investment Operations:				
Investment income–net	.21[d]	.51[d]	.62[d]	.68
Net realized and unrealized gain (loss) on investments	.30	.11	.15	.58
Total from Investment Operations	.51	.62	.77	1.26
Distributions:				
Dividends from investment income–net	(.27)	(.59)	(.67)	(.68)
Dividends from net realized gain on investments	(.24)	(.10)	(.14)	–
Total Distributions	(.51)	(.69)	(.81)	(.68)
Net asset value, end of period	12.97	12.97	13.04	13.08
Total Return (%)	3.99[e]	4.77	6.09	10.29[e]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.57[f]	.56	.56	.56[f]
Ratio of net investment income to average net assets	3.32[f]	3.88	4.81	5.77[f]
Decrease reflected in above expense ratios due to undertakings by the Administrator	.00[f,g]	.01	.02	.03[f]
Portfolio Turnover Rate	64.57[e]	104.98	106.09	134.69[e]
Net Assets, end of period ($ x 1,000)	517,862	467,627	437,119	398,959

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.04, increase net realized and unrealizd gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 5.15% to 4.81%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[d] *Based on average shares outstanding at each month end.*

[e] *Not annualized.*

[f] *Annualized.*

[g] *Amount represents less than .01%.*

See notes to financial statements.

	Investor Shares			
	Six Months Ended February 29, 2004	Year Ended August 31,		
Mellon Intermediate Bond Fund	(Unaudited)	2003	2002[a]	2001[b]
Per Share Data ($):				
Net asset value, beginning of period	13.02	13.08	13.09	12.90
Investment Operations:				
Investment income—net	.20[c]	.48[c]	.56[c]	.20
Net realized and unrealized gain (loss) on investments	.29	.12	.20	.10
Total from Investment Operations	.49	.60	.76	.30
Distributions:				
Dividends from investment income—net	(.25)	(.56)	(.63)	(.11)
Dividends from net realized gain on investments	(.24)	(.10)	(.14)	–
Total Distributions	(.49)	(.66)	(.77)	(.11)
Net asset value, end of period	13.02	13.02	13.08	13.09
Total Return (%)	3.87[d]	4.51	6.05	2.31[d]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.83[e]	.81	.81	.81[e]
Ratio of net investment income to average net assets	3.07[e]	3.57	4.51	5.14[e]
Decrease reflected in above expense ratios due to undertakings by the Administrator	.00[e,f]	–	.02	.12[e]
Portfolio Turnover Rate	64.57[d]	104.98	106.09	134.69[d]
Net Assets, end of period ($ x 1,000)	482	305	121	148

[a] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.04, increase net realized and unrealizd gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 4.90% to 4.51%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

[f] *Amount represents less than .01%.*

See notes to financial statements.

Mellon Short-Term U.S. Government Securities Fund	Class M Shares Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]	2002[b]	2001[c]
Per Share Data ($):				
Net asset value, beginning of period	12.70	12.94	12.87	12.50
Investment Operations:				
Investment income—net	.13[d]	.34[d]	.52[d]	.63
Net realized and unrealized gain (loss) on investments	.11	(.11)	.22	.37
Total from Investment Operations	.24	.23	.74	1.00
Distributions:				
Dividends from investment income—net	(.23)	(.44)	(.58)	(.63)
Dividends from net realized gain on investments	(.02)	(.03)	(.09)	(.00)[e]
Total Distributions	(.25)	(.47)	(.67)	(.63)
Net asset value, end of period	12.69	12.70	12.94	12.87
Total Return (%)	1.86[f]	1.68	5.87	8.20[f]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.55[g]	.55	.55	.55[g]
Ratio of net investment income to average net assets	2.02[g]	2.68	4.07	5.41[g]
Decrease reflected in above expense ratios due to undertakings by the Administrator	.00[g,h]	.01	.04	.04[g]
Portfolio Turnover Rate	21.75[f]	88.05	97.19	89.21[f]
Net Assets, end of period ($ x 1,000)	164,094	139,971	108,605	88,732

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.05, increase net realized and unrealizd gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from 4.47% to 4.07% for Class M shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.*

[d] *Based on average shares outstanding at each month end.*

[e] *Amount represents less than $.01.*

[f] *Not annualized.*

[g] *Annualized.*

[h] *Amount represents less than .01%.*

See notes to financial statements.

	Investor Shares			
	Six Months Ended February 29, 2004	Year Ended August 31,		
Mellon Short-Term U.S. Government Securities Fund	(Unaudited)	2003	2002[a]	2001[b]
Per Share Data ($):				
Net asset value, beginning of period	12.73	12.93	12.88	12.82
Investment Operations:				
Investment income—net	.12[c]	.30[c]	.46[c]	.09
Net realized and unrealized gain (loss) on investments	.06	(.06)	.21	.08
Total from Investment Operations	.18	.24	.67	.17
Distributions:				
Dividends from investment income—net	(.21)	(.41)	(.53)	(.11)
Dividends from net realized gain on investments	(.02)	(.03)	(.09)	–
Total Distributions	(.23)	(.44)	(.62)	(.11)
Net asset value, end of period	12.68	12.73	12.93	12.88
Total Return (%)	1.46[d]	1.78	5.28	1.29[d]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	.80[e]	.80	.80	.80[e]
Ratio of net investment income to average net assets	1.72[e]	2.38	3.54	4.86[e]
Decrease reflected in above expense ratios due to undertakings by the Administrator	.00[e,f]	.03	.10	.20[e]
Portfolio Turnover Rate	21.75[d]	88.05	97.19	89.21[d]
Net Assets, end of period ($ x 1,000)	46	1	1	1

[a] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.05, increase net realized and unrealizd gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from and 3.94% to 3.54%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

[f] *Amount represents less than .01%.*

See notes to financial statements.

NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following diversified fixed income funds: Mellon Bond Fund, Mellon Intermediate Bond Fund and Mellon Short-Term U.S. Government Securities Fund (each, a "fund" and collectively, the "funds"). Mellon Bond Fund investment objective is to seek to outperform the Lehman Brothers Aggregate Bond Index while maintaining a similar risk level. Mellon Intermediate Bond Fund investment objective is to seek to outperform the Lehman Brothers Intermediate Government/Credit Bond Index while maintaining a similar risk level. Mellon Short-Term U.S. Government Securities Fund investment objective is to seek to provide as high a level of current income as is consistent with the preservation of capital. Mellon Fund Advisers, a division of The Dreyfus Corporation ("Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon"), which is a wholly-owned subsidiary of Mellon Financial Corporation, serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class and the shareholder services plan applicable to the Investor shares and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

The funds' financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Trust's Board. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of each fund's debt securities) are valued by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Trust's Board.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis. The funds may lend securities to certain qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus as shown in the relevant funds' Statements of Investments. The funds will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the funds would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Issuers in which the fund held investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Repurchase agreements: The funds may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, a fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Investment Adviser reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(e) Dividends to shareholders: Dividends payable to shareholders are recorded by the funds on the ex-dividend date. The funds declare and pay dividends from investment income-net monthly. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. Income and capital gain distributions are determined in accordance with incomes tax regulations, which may differ from accounting principles generally accepted in the United States.

(f) Federal income taxes: It is the policy of each fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

Table 1 summarizes each fund's tax character of distributions paid to shareholders during the fiscal year ended August 31, 2003. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 3—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .40 of 1% of the Mellon Bond Fund, .40 of 1% of the Mellon Intermediate Bond Fund and .35 of 1% of the Mellon Short-Term U.S. Government Securities Fund.

Table 1.

	Ordinary Income ($)	Long-Term Capital Gains ($)
Mellon Bond Fund	44,477,811	297,939
Mellon Intermediate Bond Fund	21,131,03	2,797,674
Mellon Short-Term U.S. Government Securities Fund	4,182,321	150,028

Pursuant to the Administration Agreement with Mellon, Mellon provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

0 up to $6 billion	.15 of 1%
$6 billion up to $12 billion	.12 of 1%
In excess of $12 billion	.10 of 1%

Mellon has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon pays Dreyfus for performing certain administrative services.

Mellon had agreed, until September 30, 2003, to waive receipt of its fees and/or to reimburse a portion of each fund's expenses, exclusive of taxes, interest, brokerage commissions, Shareholder Services Plan fees and extraordinary expenses, so that the fund's expenses do not exceed, in the aggregate, the rate per annum of the fund's average daily net assets listed below:

.55 of 1% of the Mellon Bond Fund, .56 of 1% of the Mellon Intermediate Bond Fund and .55 of 1% of the Mellon Short-Term U.S. Government Securities Fund. Table 2 summarizes the amounts waived during the period ended September 30, 2003.

Table 2.

Mellon Bond Fund	$15,203
Mellon Intermediate Bond Fund	1,491
Mellon Short-Term U.S. Government Securities Fund	985

(b) The funds have adopted a Shareholder Services Plan with respect to its Investor shares pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares a fee at an annual rate of .25 of 1% of the value of the average daily net assets attributable to Investor shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. Table 3 summarizes the amounts Investor shares were charged during the period ended February 29, 2004, pursuant to the Shareholder Services Plan.

Table 3.

Mellon Bond Fund	$4,271
Mellon Intermediate Bond Fund	506
Mellon Short-Term U.S. Government Securities Fund	2

The funds compensate Mellon Bank, N.A., an affiliate of the Manager under a Custody Agreement for providing custodial services for the funds. Table 4 summarizes the amounts the funds were charged during the period ended February 29, 2004, pursuant to the custody agreements.

Table 4.

Mellon Bond Fund	$37,852
Mellon Intermediate Bond Fund	21,037
Mellon Short-Term U.S. Government Securities Fund	9,617

(c) Each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $35,000 and an attendance fee of $3,000 for each in-person meeting and $500 for telephone meetings and is reimbursed for travel and out-of-pocket expenses.

(d) The Trust and Dreyfus have received an exemptive order from the SEC which, among other things, permits each Fund to use cash collateral received in connection with lending the Fund's securities and other uninvested cash to purchase shares of one or more registered money market funds advised by Dreyfus in excess of the limitations imposed by the 1940 Act.

NOTE 4—Securities Transactions:

Table 5 summarizes each fund's aggregate amount of purchases and sales of investment securities (including paydowns) excluding short-term securities, during the period ended February 29, 2004, of which 26,010,355 in purchases and 26,109,963 in sales were from dollar roll transactions in the Mellon Bond Fund.

Table 6 summarizes the cost of investments for federal income tax purposes and accumulated net unrealized appreciation (depreciation) on investments for each fund at February 29, 2004.

At February 29, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the funds based on prevailing market rates in effect at the time of borrowings. During the period ended February 29, 2004, the funds did not borrow under the line of credit.

Table 5.

	Purchases ($)	Sales ($)
Mellon Bond Fund	519,823,434	551,564,264
Mellon Intermediate Bond Fund	346,981,082	307,267,324
Mellon Short-Term U.S. Government Securities Fund	58,958,561	31,465,476

Table 6.

	Gross Appreciation ($)	Gross (Depreciation) ($)	Net ($)
Mellon Bond Fund	27,688,250	2,150,508	21,537,742
Mellon Intermediate Bond Fund	12,396,219	1,309,331	11,086,888
Mellon Short-Term U.S. Government Securities Fund	1,062,412	178,297	884,115

For More Information

To obtain information:

By telephone Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

By mail PWM Clients, write to your Account Officer
c/o Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your
financial representative
P.O. Box 9012
Hicksville, NY 11802–9012

Individual Account Holders, write to:
Mellon Funds
P.O. Box 55268
Boston, MA 02205–8502

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Mellon Funds Trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Investment Adviser

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Administrator

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Sub-Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166